                                         FORM 18-K

                 For Foreign Governments and Political Subdivisions Thereof

                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        ANNUAL REPORT
                                             of
                                     PROVINCE OF ONTARIO
                                          (Canada)
                                    (Name of Registrant)

                           Date of end of last fiscal year: March 31, 2005

                                   SECURITIES REGISTERED*
                            (As of the close of the fiscal year)

      Title of Issue               Amounts as to which           Names of exchanges
                                   registration is effective     on which registered

           N/A                             N/A                           N/A

                Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                       Ariel Delouya
                                         Counsellor
                                      Canadian Embassy
                                501 Pennsylvania Avenue N.W.
                                   Washington, D.C. 20001

                                         Copies to:
                                   Christopher J. Cummings
                                     Shearman & Sterling
                             Commerce Court West, 199 Bay Street
                                  Suite 4405, P.O. Box 247
                              Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                          SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                           PROVINCE OF ONTARIO
                                           (Name of registrant)

December 9, 2005                           By:    /s/ Michael D. Manning
                                               -------------------------------------------------
                                               Name:    Michael D. Manning
                                               Title:   Executive Director
                                                        Capital Markets Division
                                                        Ontario Financing Authority

                                  Exhibit Index

Exhibit (a):        None

Exhibit (b):        None

Exhibit (c):        The  2005  Ontario  Budget  (incorporated  by  reference  to
                    Amendment  No. 3 on Form  18-K/A  dated May 11, 2005 to the
                    Annual Report of the Province of Ontario)

Exhibit (d):        Province of Ontario - Description

                                                                     EXHIBIT (d)

                                [ ONTARIO LOGO ]

                                                                                          This  description  of the Province of Ontario
                                                                                          is  dated  December 9,  2005  and appears  as
                                                                                          Exhibit  (d) to  the  Province  of  Ontario's
                                                                                          Annual    Report   on    Form 18-K   to   the
                                                                                          U.S. Securities  and Exchange  Commission for
                                                                                          the fiscal year ended March 31, 2005.

    THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE  INFORMATION  HEREIN IS CORRECT AS OF ANY TIME  SUBSEQUENT TO ITS
DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS  CONTAINED IN A REGISTRATION  STATEMENT FILED UNDER THE U.S. SECURITIES ACT
OF 1933, AS AMENDED) IS FOR  INFORMATION  PURPOSES  ONLY AND IS NOT INTENDED TO BE USED OR RELIED UPON IN CONNECTION  WITH THE PURCHASE
OR SALE OF ANY SECURITIES OF THE PROVINCE OF ONTARIO,  IS NOT A PROSPECTUS,  INFORMATION  MEMORANDUM OR SIMILAR  DOCUMENT AND IS NOT AN
OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF THE PROVINCE OF ONTARIO.

                                                           TABLE OF CONTENTS

                                                            _______________

    In this  document,  unless  otherwise  specified or the context  otherwise  requires,  all dollar amounts are expressed in Canadian dollars.  All foreign currency  conversions are reported at statement date exchange rates, unless otherwise  specified.  The inverse of the noon buying rate in New York City on December 9,  2005 for cable transfers in Canadian  dollars,  as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = $0.8636 (U.S.).  See “4. Public Debt —  (4) Selected Debt Statistics — The Canadian
Dollar.”
                                                            _______________

    In this document,  statistics for the economy of the Province of Ontario  (“Ontario” or the “Province”) are set forth on a calendar year basis at market  prices,  except as  otherwise  indicated.  Economic  statistics  for recent  years  frequently  are  estimates or preliminary figures which are subject to adjustment.  Financial  statistics for the Province are set forth on a fiscal year basis (from
April 1 to March 31 of the succeeding year), unless otherwise noted.
                                                            _______________

    In this document,  unless  otherwise  specified,  references to average  growth rates refer to the average annual  compound rate of growth.  This is  computed  by  expressing  the  amount of growth  during the period as a  constant  annual  rate of growth  compounded annually.  The computational  procedure used is the geometric average of the annual rates from the first to the last year's observation of the variables.
                                                            _______________

    This document appears as an exhibit to the Province's  Annual Report to the  U.S. Securities  and Exchange  Commission on Form 18-K
for the fiscal year ended March 31,  2005.  Additional  information with respect to the Province is available in such Annual Report and in amendments  thereto.  Such Annual Report,  exhibits and amendments are available to the public on the Internet on the SEC's web site located  at  http://www.sec.gov.  and can be read and  copied at the  public  reference  facilities  maintained  by the  Commission  at
100 F Street,  N.E.,  Room 1580,  Washington, D.C.  20549.  Please call the SEC at 1-800-SEC-0330 for more information about the public reference  room and the  applicable  copy charges.  Copies of such  documents may also be obtained  without charge from the Province of
Ontario,  Ontario  Financing  Authority,  Capital Markets  Division,  One Dundas Street West,  14th Floor,  Toronto,  Ontario  M7A 1Y7,
telephone (416) 325-8128.
                                                            _______________

                                                PROVINCE OF ONTARIO SUMMARY INFORMATION

    The  following  information  is a summary  only and is qualified  in its  entirety by the  detailed  information  elsewhere in this document. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

                                                                                        Year ended December 31,
                                                                     2000          2001          2002          2003          2004
                                                                              (in millions unless otherwise indicated)
Economy(1)
  Gross Domestic Product at Market Prices....................   $   440,759   $   453,701   $   478,141   $   493,345   $   517,407
  Personal Income............................................       347,653       361,187       370,599       382,211       396,757
  Consumer Price Index (annual change).......................           2.9%          3.1%          2.0%          2.7%          1.9%
  Unemployment (average annual rate).........................           5.8%          6.3%          7.1%          7.0%          6.8%

                                                                                                                             Current
                                                                                                                             Outlook
                                                                           2001-02     2002-03     2003-04      2004-05    2005-06(2)
                                                                                                (in millions)
Government Finances
Revenue..............................................................   $    66,534 $    68,891 $    68,400  $    77,841  $    82,132
Expense
  Programs...........................................................        53,932      57,204      62,104       67,009       71,257
  Capital(3).........................................................         1,890       1,876       2,175        3,019        2,673
  Interest on Debt...................................................        10,337       9,694       9,604        9,368        9,571
Total Expense........................................................        66,159      68,774      73,883       79,396       83,501
Surplus/(Deficit) Before Reserve.....................................   $       375 $       117 $    (5,483) $    (1,555) $    (1,369)
Reserve..............................................................   $         — $         — $         —  $         —  $     1,000
Surplus/(Deficit)....................................................   $       375 $       117 $    (5,483) $    (1,555) $    (2,369)
Net Debt(4)..........................................................       132,121     132,647     138,557      140,662      144,024
Accumulated Deficit(4)...............................................   $   132,121 $   118,705 $   124,188  $   125,743  $   128,112

                                                                                                  As at March 31,
                                                                               2001        2002        2003       2004        2005
                                                                                                 (in millions)
Public Sector Debt
  Net Debt(4)..........................................................    $   132,496 $   132,121 $  132,647 $   138,557 $   140,662
  Obligations Guaranteed...............................................          2,816       2,788      4,100       3,400       3,200
  Other Public Sector Debt.............................................          7,234       7,212      9,704      10,828      12,863
Total..................................................................    $   142,546 $   142,121 $  146,451 $   152,785 $   156,725
__________

(1)   See “2. Economy — (2) Recent Economic Developments” for the most recently available economic indicators.

(2)   Second-quarter fiscal forecast as at September 30, 2005.

(3)   Starting in  2002-03,  major  tangible  capital  assets  owned by  Provincial  ministries  (land,  buildings  and  transportation infrastructure)  are  accounted  for on a full accrual  accounting  basis.  Other  tangible  capital  assets owned by  Provincial ministries will continue to be accounted for as expense in the year of acquisition or  construction.  All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.

(4)   Net Debt is calculated as the difference between  liabilities and financial assets. The annual change in Net Debt is equal to the
      Surplus/Deficit  plus the change in  tangible  capital  assets.  Accumulated  Deficit is  calculated  as the  difference  between liabilities  and  financial  and  tangible  capital  assets.  The  annual  change  in the  Accumulated  Deficit  is  equal to the
      Surplus/Deficit.

Sources: Ontario Ministry of Finance and Statistics Canada.

                                                              1. OVERVIEW

Area and Population

    The Province of Ontario covers an area of approximately  1,076,395 square kilometers (415,598 square miles), about 10.8% of Canada, and is about 11.0% as large as the United States.  The estimated  population of Ontario on July 1,  2005 was 12.5 million,  or 38.9% of
Canada's  population of 32.3 million.  Since 1992, the populations of Ontario and Canada have increased at average annual rates of 1.3%
and 1.0%,  respectively.  Although it constitutes only 12% of the area of the Province,  Southern Ontario contains  approximately 93.5%
of the Province's  population.  The population of the Greater Toronto Area, the largest  metropolitan area in Canada,  was estimated to be 5.65 million on July 1, 2004.

Government

    Canada is a federation with a parliamentary system of government.  Constitutional  responsibilities are divided between the federal government, the 10 provinces and the 3 territories.

    The Premier of the Province of Ontario  (“Premier”) is traditionally  the leader of the political party with the greatest number of members elected to the legislative  assembly of the Province  (“Legislative  Assembly”).  The Cabinet through the Lieutenant  Governor, who represents  the Crown,  formally  exercises  executive  power.  Cabinet  ministers are usually  nominated from among members of the
Premier's party.

    The Legislative Assembly consists of 103 seats, each representing a specified territorial division of the Province,  and is elected for a five-year  term.  A  dissolution  of the  Legislative  Assembly  prior to the end of the  five-year  term may be requested by the
Premier at the Premier's own volition or if the  government  loses the confidence of the  Legislative  Assembly by being defeated on an important vote.

    The last Provincial  election was held on October 2,  2003. Present party standings in the Legislative  Assembly are: Liberal Party of Ontario,  71 seats;  Progressive  Conservative  Party of Ontario,  22 seats;  New Democratic  Party of Ontario,  7 seats and vacant,
3 seats. The current government of the Province is formed by the Liberal Party.

Economic Setting

    Gross Domestic  Product  (“GDP”) at current  market prices in 2004 was  $517,407 million,  representing  40.1% of the Canadian GDP.
Personal income per capita in 2004 was $31,978, or 5.4% above the national average.

    An indication of the Province's importance in several areas of Canadian economic activity is illustrated below.

                                          Ontario's Share Of Canadian Economic Activity, 2004

                                                                                                           Total
                                                                                                         Canadian
                                                                                                         Economic    Ontario's Share of
                                                                                                         Activity      Canadian Total
                                                                                                       (in millions)         (%)
Gross Domestic Product............................................................................    $   1,290,185         40.1
Business Investment...............................................................................          225,867         35.1
Exports...........................................................................................          492,580         46.3
Consumption.......................................................................................          721,235         40.2
Personal Income...................................................................................          970,198         40.9
__________

Sources: Statistics Canada and Ontario Ministry of Finance.

   The Provincial  economy  displays many of the  characteristics  of a mature  economy,  including  substantial  secondary and service sectors.  In broad terms,  the primary  sector is composed of  agriculture,  mining and forestry,  while  manufacturing,  utilities and construction form the secondary sector. The remaining  categories,  such as transportation,  communication,  wholesale and retail trade and business and public service,  make up the service sector.  Ontario shows a stronger  concentration in  manufacturing  than both the
United States and the whole of Canada.

                                       Percentage Distribution Of Real Gross Domestic Product By
                                                            Industry, 2004

                                                           (at 1997 Prices)

                                                                                                        Ontario Canada United States(1)
                                                                                                          (%)     (%)         (%)
Primary Sector......................................................................................       1.9     6.1        2.3
Secondary Sector....................................................................................      28.3    25.6       19.4
Service Sector......................................................................................      69.8    68.3       78.3
Total...............................................................................................     100.0   100.0      100.0
__________

Sources: Ontario Ministry of Finance, Statistics Canada and the United States Department of Commerce.

(1)   GDP in current dollars

Foreign Relations

    The Province has no direct diplomatic relations with foreign countries,  but has developed a high degree of international  activity in order to facilitate investment in Ontario.

                                                              2. ECONOMY

(1) Major Economic Indicators

Overview

    Ontario's  GDP  at  current  market  prices  in  2004  was  $517,407 million.  GDP  in  constant  1997  dollars  (“Real  GDP”)  was
$470,026 million  in 2004, an increase of 2.7% over 2003.  The five-year  average  annual growth rate of real GDP from 2000 to 2004 was
3.0%.  Real GDP in 2004  increased at a quarterly  rate of 0.3% in the first  quarter,  1.5% in the second  quarter,  1.5% in the third quarter and 0.7% in the fourth quarter.

    Ontario's economy grew by 2.7% in 2004,  rebounding from a series of shocks that slowed growth to 1.6% in 2003. Economic growth was fuelled by strong domestic demand in 2004 with Ontario  households and businesses  benefiting from low interest rates and healthy after tax incomes.  Consumer spending grew by 3.2% while housing  construction  advanced 4.1%. Business investment in machinery and equipment was up a strong 8.2%,  partially  offset by slower  non-residential  construction  investment  which  declined by 7.1%.  Despite a high
Canadian dollar, Ontario exports also rebounded in 2004, growing by 5.6% after a 0.8% decline in 2003.

    The following table provides a summary of major economic  indicators for Ontario from 2000 to 2004. For the most recently available economic indicators, See “2. Economy — (2) Recent Economic Developments”.

                                                       Major Economic Indicators

                                                                                                                           Average
                                                                                                                           Annual
                                                                                                                           Rate of
                                                                                 Year ended December 31,                   Growth
                                                                  2000       2001        2002        2003        2004     2000-2004
                                                                               (in millions unless otherwise indicated) (%)
Personal Expenditure on Consumer Goods and Services........   $  239,681 $   250,261 $   264,838 $   277,351 $   290,235     5.4
Government Expenditure on Goods and Services...............       82,335      87,206      92,915     100,202     105,394     6.6
Business Gross Fixed Capital Formation.....................       68,135      70,520      72,155      74,890      79,352     4.0
Exports of Goods and Services..............................      320,536     315,422     322,473     307,945     324,267     2.1
Imports of Goods and Services..............................      274,513     267,797     274,629     270,010     284,774     2.7
Adjustment for Inventory Changes...........................        3,983      -1,446         610       2,895       2,560       —
Statistical Discrepancy and Other Transactions.............          602        -461        -220          72         374       —
Gross Domestic Product at Market Prices....................      440,759     453,701     478,141     493,345     517,407     4.8
Gross Domestic Product in Constant 1997 Prices.............      429,105     436,762     450,636     457,649     470,026     3.0
Gross Domestic Product Price Deflator (Index)..............         102.7      103.9       106.1       107.8       110.1     1.7
Personal Income (Ontario)..................................      347,653     361,187     370,599     382,211     396,757     4.3
Personal Income (Canada)...................................      840,382     876,471     899,282     930,093     970,198     4.4
Personal Income per Capita (July Population):
  Ontario (in dollars).....................................       29,751      30,358      30,623      31,177      31,978     2.7
  Canada (in dollars)......................................       27,384      28,254      28,665      29,369      30,343     3.3
Population (July in thousands):
  Ontario..................................................       11,685      11,898      12,102      12,260      12,407     1.4
  Canada...................................................       30,689      31,021      31,373      31,669      31,974     1.0

                                                                                               Year ended December 31,
                                                                                                                              Average
                                                                                          2000   2001   2002    2003   2004  2000-2004
Consumer Price Index (annual Change):
  Ontario...........................................................................      2.9%   3.1%   2.0%    2.7%   1.9%     2.5%
  Canada............................................................................      2.7%   2.6%   2.2%    2.8%   1.9%     2.4%
Unemployment (average annual Rate):
  Ontario...........................................................................      5.8%   6.3%   7.1%    7.0%   6.8%     6.6%
  Canada............................................................................      6.8%   7.2%   7.7%    7.6%   7.2%     7.3%
__________

Totals may not add due to rounding.

Sources: Ontario Ministry of Finance and Statistics Canada.

Personal Expenditure

    In 2004,  personal  expenditure on consumer goods and services,  the largest component of GDP,  increased 4.6% over 2003. From 2000 through 2004, personal expenditure increased at an average annual rate of 5.4%.

Government Expenditure

    Expenditure by the federal,  provincial and municipal  governments in Ontario (excluding transfer payments and subsidies) comprised
20.4% of provincial output in 2004.(1) From 2000 through 2004, government expenditure increased at an average annual rate of 6.6%.

Capital Expenditure

    In 2004, total capital expenditure was  $92,818 million,  or 17.9% of GDP, up 5.3% from  $88,126 million in 2003. The major sources of total capital  expenditure  were housing  (31.8%),  trade,  finance,  commercial and  information and cultural  industries  (26.6%), institutional services and government departments (15.7%),  manufacturing  (10.6%),  transportation,  warehousing and utilities (8.8%), primary and construction  industries (4.8%) and professional,  scientific and technical services (1.7%).  From 2000 through 2004, total capital expenditure increased at an average annual rate of 4.6%.

    Business  gross fixed capital  formation in 2004 was  $79,352 million.  This accounted for 85.5% of total capital  expenditure  and
15.3% of GDP at current market prices.

Exports and Imports

    In 2004,  Ontario's  exports of goods and services totaled  $324,267 million,  the equivalent of 62.7% of Ontario's nominal GDP, of which  70.3% were  international  exports  and 29.7%  were  interprovincial  exports.  By  comparison,  Ontario  international  exports represented 46.3% of Canada's total exports.  Ontario's imports of goods and services totaled  $284,774 million in 2004, resulting in a positive overall trade balance of $39,493 million.

    Ontario's  international  goods  exports  include:  motor  vehicles  and parts,  which  accounted  for 45.7% of its total  value of merchandise  exports in 2004;  capital  equipment such as machinery,  electrical and electronic  goods, and scientific and professional equipment,  which accounted for 19.8%; industrial materials such as steel,  chemicals,  plastics and rubber, which accounted for 18.1%;
agricultural,  forestry, energy and mining-related products, which accounted for 9.9%; and consumer goods such as furniture,  drugs and clothing, which accounted for 4.1%.

    Ontario's leading  interprovincial exports include financial,  insurance and real estate services,  wholesale trade, food products, transportation equipment, chemicals and electrical equipment.

    Under the Free Trade  Agreement  (“FTA”),  which came into force on January 1,  1989,  tariffs between the United States and Canada were phased out entirely on January 1,  1999. The North American Free Trade Agreement  (“NAFTA”) between Canada,  Mexico and the United
States, which came into effect on January 1,  1994,  liberalizes trade with Mexico and improves on many of the provisions of the FTA. A bilateral  free-trade agreement between Canada and Chile came into force on July 5, 1997.  Canada-Chile  agreement,  which provides for the  liberalization  of trade and investment  between the two  countries,  was negotiated to serve as an interim step to bridge Chile's accession to NAFTA.  In  addition,  a new World Trade  Organization  Agreement  (“WTO”)  (formerly  the General  Agreement on Trade and
Tariffs) was implemented on January 1,  1995. It has resulted in a 40% reduction in average tariffs  worldwide and makes major advances in rules governing trade in agriculture, services and intellectual property.

(2) Recent Economic Developments

    Real output in the Ontario  economy grew by 0.4% (1.6%  annualized) in the second quarter of 2005,  measured in 1997 dollars,  down from a 0.5% pace (2.2%  annualized) in the first quarter of 2005. In current  dollars,  nominal GDP grew by 1.0% to reach an annualized level of $539.4 billion.

    Real economic  growth in the second quarter was supported by Ontario  consumer  spending which grew by 0.5%.  Final domestic demand increased by 0.4% (1.7% annualized) in real terms.

    Over the first eleven months of 2005,  Ontario  employment is up by 83,200 jobs or 1.3%,  compared to the same period in 2004.  The unemployment rate was 6.1% in November, the lowest rate in more than four years.

    In October 2005, the Ontario Consumer Price Index (“CPI”) inflation rate was 2.5%.

Economic Outlook: 2005 to 2008

    The 2005 Ontario Economic Outlook and Fiscal Review,  released on November 1,  2005, presented the forecast for the Ontario economy for 2005 to 2008.

    During the first half of 2005, the Ontario economy  demonstrated  considerable  resilience in the face of higher oil prices and the strong  Canadian  dollar.  Real GDP is forecast to increase  2.2% in 2005,  following a 2.7% rise in 2004.  The sharp  increases in oil prices and the Canadian dollar since Hurricanes  Katrina and Rita have affected the province's  growth  prospects for the future.  Over the  medium  term,  Ontario's  real GDP is  forecast  to grow by 2.6% in 2006,  3.2% in 2007 and 3.3% in 2008.  Nominal  GDP  growth is expected to be 4.1% in 2005, 4.5% in 2006, 4.8% in 2007 and 5.0% in 2008.

    The Ontario CPI  inflation  rate is expected to average 2.3% in 2005.  Energy prices have been the major  contributor  to inflation this year.  The 2006  inflation  rate is  projected to be 2.2%.  Over the 2007 to 2008  period,  inflation is projected to average 1.9%
annually. Ontario's unemployment rate is expected to trend down, declining from an estimated 6.7% in 2005 to 6.1% in 2008.

    External factors have a significant  bearing on the performance of the Ontario economy and deviations from their projected path can cause the province's growth to be slower or faster.  As a result,  the Economic Outlook and Fiscal Review is based on assumptions about key features of the external  environment,  including interest rates, oil prices, the exchange rate and the U.S. economy.  According to the Ministry of Finance's  survey of financial  markets  (October  2005),  the Canadian  three-month  treasury bill rate is expected to average 2.7% in 2005,  3.5% in 2006,  4.0% in 2007 and 4.3% in 2008. The 10-year  Government of Canada Bond Rate is expected to average
4.1% in 2005,  4.5% in 2006,  5.3% in 2007 and 5.7% in 2008.  High oil prices are expected to persist,  with crude oil  projected to be
$62.00 US per barrel in January 2006,  easing to $57.30 US in October 2006. The average  private-sector  forecast  expects the Canadian dollar to average  82.4 cents US in 2005 and  84.4 cents US in 2006. The assumptions  underlying the Economic Outlook and Fiscal Review projection  is that  the  exchange  rate  will  average  82.4 cents US  in  2005,  85.3 cents US  in  2006,  85.8 cents US  in 2007 and
86.0 cents US in 2008.

    The strength and  composition of the  U.S. expansion  are key  determinants of the pace of growth in Ontario.  The  U.S. economy is
Ontario's  largest export market.  Economists  expect  U.S. economic  growth to moderate,  but still remain  healthy.  According to the
October Blue Chip Economic  Indicators  survey,  the U.S. economy is forecast to grow 3.5% in 2005, easing from a gain of 4.2% in 2004.
The survey calls for U.S. real GDP growth of 3.3% in 2006 and 3.2% in both 2007 and 2008.

(3) Structure of the Economy

Secondary Industries

    Manufacturing.  Ontario is Canada's leading manufacturing  province. In 2004, Ontario's manufacturing volume of output (measured in
1997 dollars)  totaled about  $90.7 billion,  or 50.4% of the national total.  The  contribution of  manufacturing  output to Ontario's total GDP (measured in 1997 dollars) was 21.0%.

                                               Manufacturing Real Gross Domestic Product
                                                         (Chained 1997 dollars)

                                                                                                 Year ended December 31,
                                                                                    2000       2001      2002       2003       2004
                                                                                                    (in millions)
Transportation Equipment......................................................   $   20,332 $  18,309 $   18,781 $   18,771 $  20,029
Machinery, Electrical, Electronics & Computer.................................       17,447    14,014     13,600     13,528    14,048
Primary & Fabricated Metal....................................................       12,658    12,219     12,961     13,072    13,471
Food, Beverage & Tobacco......................................................        9,394     9,748      9,635      9,663    10,184
Chemicals, Petroleum & Coal Production........................................        7,451     8,104      8,625      8,642     9,224
Plastics & Rubber.............................................................        5,867     5,576      6,065      6,078     6,206
Paper and Wood................................................................        5,599     5,543      5,917      6,132     5,947
Printing......................................................................        2,635     2,932      2,755      2,774     2,819
Non-Metallic Mineral Products.................................................        2,260     2,359      2,397      2,488     2,549
Furniture Products............................................................        2,794     2,862      2,820      2,794     2,889
Textiles, Clothing, Leather & Allied Product..................................        2,216     2,026      1,865      1,726     1,616
Miscellaneous Manufacturing...................................................        1,544     1,574      1,736      1,718     1,711
Manufacturing Total(1)........................................................   $   89,873 $  85,316 $   87,281 $   87,414 $  90,749
__________

Source: Statistics Canada.

(1)   Totals may not add due to rounding and chained GDP data.

    Transportation  equipment is Ontario's  largest  manufacturing  industry measured by output. In 2004, output in this sector totaled
$20.0 billion,  or 22.1% of total Ontario manufacturing output.  Ontario accounted for 93.0% of  Canadian-manufactured  motor vehicles, parts and accessories GDP, and 16.7% of North America's motor vehicle  assembly.  Ontario's  international  trade surplus in automotive products was $18 billion in 2004. Capital investment in Ontario's  transportation  equipment industry totaled  $3.2 billion in 2004 and capital investment intentions for 2005, according to the latest survey from Statistics Canada, are $3.3 billion.

    In 2004, 57.5% of Canada's  machinery,  electrical,  electronic and computer  products were produced in Ontario.  A number of firms with worldwide reputations in the design,  manufacture and distribution of high technology products are based in the Province.  Ontario manufacturers  as a whole  conducted  $4.5 billion  worth of industrial  research and  development  in 2002, and accounted for 59.0% of total Canadian manufacturing industrial research and development.

    Construction.  Ontario's capital spending on construction  includes buildings,  roads and other facilities.  Construction  spending intentions,  according to the latest survey from Statistics  Canada,  indicate an expected rise of 3.7% in 2005 to  $50.1 billion.  The highest  increase is in business at 9.3%,  followed by government and  institutions at 7.5%. In 2005,  capital  spending  intentions on housing construction constitutes the largest share, representing 54.0% of the total.

                                               Ontario Construction Capital Expenditure

                                                                                           Year ended December 31,
                                                                         2000       2001       2002      2003       2004      2005(1)
                                                                                               (in millions)
Housing............................................................   $   18,290 $   20,554 $  23,387 $   25,233 $   27,259 $  27,250
Business...........................................................       10,803     10,999    11,220     11,344     11,458    12,529
Government and Institutions........................................        6,360      7,443     8,755      9,739      9,573    10,289
Total..............................................................   $   35,453 $   38,996 $  43,362 $   46,316 $   48,290 $  50,068
__________

Source: Statistics Canada.

(1)   2005 intentions.

Primary Industries

    Agriculture.  Ontario has a large and highly diversified  agricultural sector.  Agricultural activity can be found in most areas of the Province,  but  production  is  concentrated  in  southwestern  Ontario,  which is located at roughly the same latitude as Northern
California  and has a climate  moderated by the Great Lakes.  Provincial  agricultural  production,  based on farm cash  receipts,  was valued at  $7.96 billion  in 2004, or 25.1% of the Canadian  total.  Of this,  total livestock  receipts were  $4.35 billion,  and crop receipts were $3.61 billion.

                                                        Agricultural Production

                                                                                                   Year ended December 31,
                                                                                          2000      2001     2002      2003     2004
                                                                                                       (in millions)
Agricultural Production(1)..........................................................   $   7,450 $  7,776 $   7,889 $  7,898 $  7,960
__________

Source: Statistics Canada.

(1)   Farm cash receipt; excluding government program payments.

    Mining.  Ontario's  value of mineral  production  was  $7,222 million  in 2004.  Ontario  accounted  for 29.9% of Canadian  mineral production in 2004,  excluding oil and gas. The Province's most important  minerals in terms of 2004 value of production were:  nickel,
$2,133 million;  gold, $1,225 million;  cement,  $659 million;  stone,  $5,623 million and sand and gravel,  $457 million.  Most of the increase in  Ontario's  value of mineral  production  in 2004 was due to a  substantial  increase in the  quantity  and price of nickel mineral.

                                                          Mineral Production

                                                                                                   Year ended December 31,
                                                                                          2000      2001     2002      2003     2004
                                                                                                       (in millions)
Mineral Production..................................................................   $   5,711 $  5,635 $   5,937 $  5,690 $  7,222
__________

Source: Natural Resources Canada.

   Forestry.  Ontario has about 557,000  square  kilometers of productive  forestland  representing  56% of Ontario's  total land area.
Timber harvests from this forest base amounted to  approximately  24.8 million  cubic meters in 2004.  This supported  various wood and paper industries in the Province whose value of shipments totaled $17.0 billion in 2004, and equaled 24.1% of the Canadian total.
__________

Energy

    In 2003, the composition of Ontario's primary energy  consumption was: crude oil 30.8%,  natural gas and liquids 34.8%, coal 15.1%, nuclear 6.5%, hydro-generated electricity 3.8%, biomass 2.5%, and net inflow of secondary energy 6.4%.

    Total primary energy consumption in 2003 was 3,435 Petajoules,  an increase of 1.1% from 3,396 Petajoules in 2002. There were small declines  in the use of crude oil and coal,  and no change in the use of natural gas and natural gas  liquids.  Net  secondary  inflows increased  from 165  Petajoules to  221 Petajoules.  Secondary  inflows  consist  mainly of automotive  fuels of which Ontario is a net importer, plus adjustments such as inventory changes.

Service Sector

    The service sector is the largest component of Ontario's economy,  accounting for approximately 70.0% of Ontario's GDP (measured in
1997  dollars)  in 2004.  Ontario has a modern and  diversified  services  sector.  It includes a wide  variety of  industries  serving businesses, individuals and governments.

                                       Services Producing Industries Real Gross Domestic Product
                                                       (measured in 1997 dollars)

                                                                                              Year ended December 31,
                                                                               2000        2001        2002       2003        2004
                                                                                                 (in millions)
Finance, Insurance and Real Estate(1)..................................    $    52,703 $    55,999 $   57,150 $    58,064 $    60,414
Wholesale and Retail Trade.............................................         46,207      47,376     49,685      51,564      53,769
Professional, Scientific & Technical Services..........................         21,045      20,996     21,335      21,756      22,034
Information and Cultural Industries....................................         15,959      17,289     17,753      18,082      18,164
Transportation and Warehousing.........................................         16,077      16,615     16,637      16,735      17,358
Administrative & Other Support Services................................          9,152       9,635     10,576      11,040      11,279
Accommodation and Food Services........................................          8,694       8,775      8,864       8,115       8,265
Arts, Entertainment and Recreation.....................................          3,562       3,774      3,834       4,010       4,018
Health Care and Social Assistance......................................         21,476      21,699     22,233      23,127      23,715
Government Services....................................................         19,165      19,674     20,222      21,006      21,396
Educational Services...................................................         17,006      17,069     17,409      17,554      17,853
Owner-Occupied Housing.................................................         30,473      31,305     32,247      33,413      34,297
Other Services.........................................................          8,975       9,433      9,843       9,919      10,049
Total(2)...............................................................    $   270,494 $   279,639 $  287,788 $   294,385 $   302,610
__________

Source: Statistics Canada.

(1)   Excluding owner-occupied housing.

(2)   Totals may not add due to rounding.

    Finance,  insurance  and real estate are the largest  component  of Ontario's  service  sector  output.  In 2004,  Ontario's  share accounted for 48.8% of Canada's finance, insurance and real estate output, the highest share of any province.

    Ontario's  sizable  financial  services  sector is a by-product  of the large number of head offices of  industrial  and  financial companies  located in the Toronto area. The Toronto Stock Exchange (“TSX”) is Canada's  premiere stock exchange with a value of trading of $833.9 billion in 2004.

    Ontario also has strong  professional,  scientific  and technical  services  output,  accounting  for 48.6% of the Canadian  total.
Wholesale and retail trade help support the spending of business and  consumers,  including  investment and imports.  Ontario  accounts for 44.2% of Canada's wholesale and retail trade output and 42.8% of Canada's information and cultural services.

(4) Labour Force

    From 1999 to 2004,  Ontario's  labour force  increased at an average annual rate of 2.4%,  while  Canada's  increased at an average annual  rate of 2.0%.  During  2004,  the Ontario  labour  force  averaged  approximately  6.8 million  persons.  In 2004,  the Ontario participation  rate of 68.5% was  0.9 percentage  points higher than the Canadian  rate.  Reflecting  the  industrial  structure of the
Province,  98.8% of employment was in the  non-agricultural  sector.  The service  sector,  which has been a major source of employment growth,  accounted for 73.9% of Ontario's  employment,  while  manufacturing  and  construction  accounted  for 23.4% and  agriculture, utilities and other primary industries  accounted for 2.7%. In 2004, the unemployment rate averaged 6.8%,  0.4 percentage  points below the national average of 7.2%.

                                                             Labour Force

                                                                                     2000       2001       2002       2003      2004
The Ontario Labour Force
  Labour Force (thousands).....................................................      6,169.9    6,326.6    6,498.6    6,672.2  6,775.3
  Employed (thousands).........................................................      5,814.0    5,925.6    6,035.2    6,208.3  6,316.3
  Unemployment Rate (%)........................................................          5.8        6.3        7.1        7.0      6.8
  Participation Rate((1) )(%)..................................................         67.0       67.3       67.8       68.5     68.5
The Canadian Labour Force Unemployment Rate (%)................................          6.8        7.2        7.7        7.6      7.2
  Participation Rate((1) )(%)..................................................         65.8       65.9       66.9       67.5     67.6
__________

Source: Statistics Canada.

(1)   The percentage of working age population in the labour force.

                                                 Ontario Employment by Industry — 2004

                                                                                                                 Thousands  % Of Total
Agriculture..................................................................................................         79         1.2
Other Primary Industries.....................................................................................         35         0.5
Manufacturing................................................................................................      1,109        17.6
Construction.................................................................................................        369         5.8
Utilities....................................................................................................         58         0.9
Service Sector...............................................................................................      4,667        73.9
Total........................................................................................................      6,316       100.0
__________

Totals may not add due to rounding.

Sources: Statistics Canada and Ontario Ministry of Finance.

(5) Social Security System

    The Province provides a wide range of health care, social services and income security assistance to Ontarians.  Until 1995-96, the
Province received funding for health care from the Federal Government under the Established  Programs  Financing (“EPF”)  arrangements.
This national  funding  arrangement  provided  support for the provision of  provincial  health care programs as well as  postsecondary education.

    The Province also provides  income security  assistance to individuals and families to replace  earnings or provide income support.
Until 1995-96,  income supplementation  related to defined needs was provided,  when necessary, on a cost-shared basis with the Federal
Government under the Canada  Assistance Plan (“CAP”).  In its 1995 budget,  the Federal  Government  announced major cutbacks to social transfers to the  provincial and  territorial  governments.  Beginning in 1996-97,  the EPF  arrangements  and CAP were replaced by the
Canada Health and Social  Transfer  (“CHST”).  Effective  April 1,  2004,  the CHST was split into two separate  transfers:  the Canada
Health Transfer (“CHT”),  designated  specifically for health care; and the Canada Social Transfer (“CST”) for postsecondary  education and social services. See “3. Public Finance — (3) Revenue — Federal Government Payments”.

    The Federal Government also administers the Employment Insurance (“EI”) program, a national,  contributory  unemployment  insurance scheme,  and the Canada  Pension  Plan  (“CPP”),  a national,  contributory  earnings-related  pension  system.  CPP  benefits  include retirement  pensions,  disability  pensions,  survivor  benefits,  orphans'  benefits and death benefits.  In 2004,  Ontario  residents received  about  $11.9 billion  in benefits from the CPP and about  $4.4 billion  in total benefits from EI. Both of these programs are financed  through  payroll taxes paid by employers and employees.  The EI Account is included in the federal budget and is administered through a federal  ministry.  The CPP Account is separate from the federal budget,  managed  independently  by the CPP Investment Board and invested in marketable and non-marketable securities.

    The Federal  Government also provides  universal and  income-tested  support for senior citizens through Old  Age Security  (“OAS”)
pensions,  the Guaranteed Income Supplement (“GIS”) program and Spouse's  Allowance.  The Ontario government  provides an income-tested supplement for seniors,  the Guaranteed  Annual Income System  (“GAINS”),  which is paid to GIS recipients  with low incomes.  In 2004, seniors in Ontario received a total of about $10.1 billion from these federal programs and about $98 million from GAINS.

    In  addition,  the federal  and  provincial  governments  provide  cash  transfers  to families  raising  children.  The  federally administered  Canada Child Tax Benefit (“CCTB”) and National Child Benefit (“NCB”)  Supplement  provide basic benefits to most families with children and targeted  benefits to low-income  families with children.  In the 2003-04  benefit year,  Ontario  families  received about  $3.0 billion in benefits from these programs.  The Ontario  government  provides  children's  benefits through the Ontario Child
Care Supplement (“OCCS”) for Working Families.  The OCCS provides  approximately  $200 million annually in tax-free benefits to low- to middle-income working families with young children.

    The Ontario  government and  municipalities  jointly share  responsibility for providing income support to individuals and families whose  income is  insufficient  to meet their basic  needs.  In 2004-05,  the  Province  provided  about  $4.7 billion  through  social assistance and related  programs.  Twenty per cent of the expenditure in respect of financial  assistance for persons with disabilities and drug benefits for all recipients was recovered from municipalities in the same year.

(6) Government Responsibilities and Relationships

Constitutional Framework

    Canada is a federation and its constitution  (“Constitution”)  provides for a division of responsibilities  between the federal and provincial  governments.  Each  province  and  the  Federal  Government  have  supremacy  within  its  respective  sphere  of  assigned responsibilities. Jurisdiction over the establishment and operation of municipalities is granted exclusively to the provinces.

    The Federal  Government  is empowered to raise money by any mode or system of taxation.  It has  exclusive  jurisdiction  over such matters as the regulation of trade and commerce,  currency and coinage, banks and banking,  national defence,  foreign affairs,  postal services,  railways and navigation,  as well as those areas not exclusively  assigned to the provinces.  Each province has authority to raise  revenue  through  direct  taxation  within the province.  Areas of  provincial  constitutional  authority  include  health care, education, social services, municipal institutions, property and civil rights and natural resources.

    The Constitution of Canada was amended in 1982. The Constitution Act,  1982(“Constitution Act”) established a Charter of Rights and
Freedoms and a procedure for amending the  Constitution.  Nothing in the Constitution  Act diminishes the taxing or spending  authority of the provinces.

Operational Framework

    Ontario  administers its  constitutional  responsibilities  through government  ministries and provincially  created bodies such as government-owned  corporations  (“Crown  corporations”),  agencies,  boards,  commissions,  municipalities,  school boards and hospital boards.  The use of these  quasi-independent  bodies  decentralizes the  administration of provincial  responsibilities.  However,  the
Province has elected to centralize  the financing of these bodies by retaining the major taxing and borrowing  powers at the provincial level. Some  municipalities  borrow in their own names in various capital markets (See “4. Public Debt —  (3) Consolidated  Debt of the
Ontario  Public  Sector”)  as did  Ontario  Hydro  prior to its  restructuring  in April 1999 (See  “4. Public  Debt —  (2) Assets  and
Liabilities, (iii) Liabilities — Ontario Electricity Industry”).

Implications for Provincial Financial Statements

    The  provinces  have been  assisted  with  their  responsibilities  in areas  such as health,  postsecondary  education  and social assistance by transfer payment arrangements  between the federal and provincial  governments.  Through these arrangements,  the Federal
Government provides revenues to provincial governments to finance programs under provincial jurisdiction.

    Federal-provincial funding arrangements create extensive financial  interrelationships between the Province, the Federal Government and provincially-created  bodies. These financial  interrelationships are important in understanding the revenue, expense and financing activity of the Province.  For example,  in fiscal 2005-06,  approximately  16% of the Province's  revenue is expected to come from the
Federal Government.

    Investing in  provincially-created  bodies has an impact on the reporting of assets. As at March 31,  2004,  approximately 38.5% of the Financial  Assets of the Province could be attributed to these  intermediary  activities.  (See  “4. Public  Debt —  (2) Assets and
Liabilities”).

                                                           3. PUBLIC FINANCE

(1) Financial Reporting

    Annually,  the Province publishes its Public Accounts,  which include the Annual Report and Consolidated  Financial  Statements for
the fiscal year ended March 31,  together with ministry  statements,  detailed schedules of ministry expenses,  financial statements of significant  provincial  corporations,  boards and commissions that are part of the government reporting entity and other miscellaneous financial  statements.  The Auditor General  examines the Public  Accounts of the Province and provides an opinion on the  Consolidated
Financial  Statements  to the  Legislative  Assembly.  In addition,  the Auditor  General is required to submit an annual report to the
Legislative Assembly.

Summary of Significant Accounting Policies

Basis of Accounting

    The Consolidated Financial Statements are prepared in accordance with the accounting principles for governments  recommended by the
Public Sector  Accounting  Board  (“PSAB”) of the Canadian  Institute of Chartered  Accountants  (“CICA”) and,  where  applicable,  the recommendations of the Accounting Standards Board (“AcSB”) of the CICA.

Reporting Entity

    These  financial  statements  report the activities of the  Consolidated  Revenue Fund combined with those  organizations  that are accountable  for the  administration  of their financial  affairs and resources;  either to a minister of the government or directly to the Legislature,  and that are owned or controlled by the government.  These  government  organizations  are individually  consolidated provided they meet one of the following criteria:  i) their revenues,  expenses, assets or liabilities are greater than $50 million, or
ii) their outside sources of revenues,  deficit or surplus are greater than $10 million.  The activities of all other organizations are reflected in these  financial  statements  through the accounts of the ministries  responsible  for them.  Trusts  administered  by the government on behalf of other parties are excluded from the reporting entity.

Principles of Consolidation

    Government  organizations,  except  for  government  business  enterprises,  are  consolidated  on a  line-by-line  basis  with the
Consolidated  Revenue  Fund in these  financial  statements.  Where  necessary,  adjustments  are made to present the accounts of these organizations on a basis consistent with the accounting  policies  described  below,  and to eliminate  significant  inter-organization accounts and transactions.

    Government  business  enterprises are defined as those government  organizations that i) have the financial and operating authority to carry on a  business, ii)  have as their  principal  activity and source of revenue the selling of goods and services to individuals and  non-government  organizations  and iii) are able to maintain their operations and meet their  obligations from revenues  generated outside the government  reporting entity. The activities of government  business  enterprises are recorded in the financial  statements using the modified equity method.  Under this method,  government  business  enterprises are reported in accordance with the accounting principles  generally  accepted for  business  enterprises.  Their  combined net assets are  included in the  financial  statements  as
Investment in Government  Business  Enterprises on the  Consolidated  Statement of Financial  Position and their combined net income is shown as a separate item on the Consolidated Statement of Operations.

Measurement Uncertainty

    Uncertainty in the  determination of the amount at which an item is recognized in the financial  statements is known as measurement uncertainty.  Such  uncertainty  exists when it is reasonably  possible that there could be a material  variance between the recognized amount and another reasonably possible amount.

Revenues

    Revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned.  Amounts received or  receivable  prior to the end of the year,  which relate to revenues that will be earned in a subsequent  fiscal year,  are deferred and reported as liabilities.

Expenses

    Expenses are  recognized in the fiscal year that the events  giving rise to the expense occur and resources are consumed.  Expenses include:

    • The incurrence of liabilities for goods or services consumed,

    • Transfer payments authorized and owing to recipients,

    • Interest accruing on debt,

    • Pension and other employee future benefits,

    • The amortization of tangible capital assets, and

    • Losses in the value of assets.

    Transfer  payments  are  recognized  in the year during which the payment is  authorized,  all  eligibility  criteria are met and a reasonable estimate of the amount can be made.

    Interest on Debt  includes  the  following:  i) interest  on  outstanding  debt net of interest  income on  investments  and loans;
ii) amortization  of  foreign  exchange  gains  or  losses;   iii) amortization  of  debt  discounts,  premiums  and  commissions;  and
iv) amortization of deferred hedging gains and losses.

    Employee future benefits such as pensions,  other retirement  benefits and entitlements upon termination are recognized as expenses over the years in which the  benefits  are earned by  employees.  These  expenses  are the  government's  share of the cost of benefits including the current year's cost of benefits,  interest on the net benefits  liability or surplus,  amortization of actuarial gains or losses, cost of or gain on plan amendment and other adjustments.

    Other employee  future  benefits are either  recognized in the period the event that  obligates the  government  occurs or when the benefits are earned and accumulated by employees.

    The costs of buildings and transportation  infrastructure owned by the Province are amortized and recognized as expenses over their estimated  useful  lives  on a  straight-line  basis.  Amortization  of  tangible  capital  assets  owned by  government  organizations consolidated in these financial statements is also included in expenses.

    The Province is phasing in the  implementation  of PSAB  recommendations  on tangible  capital assets.  Consequently,  the costs of acquisition of other tangible  capital assets owned by the Province,  such as furniture and vehicles,  are recorded as expenses.  Also, for  significant  capital  leases  entered into by the Province,  an amount equal to the present  value of the minimum  lease  payments required over the term of the lease is recorded as an expense at the  inception of the lease,  with an  offsetting  liability  recorded for the lease obligation.

Liabilities

    Liabilities are recorded to the extent that they represent present  obligations of the government to outside parties as a result of events and  transactions  occurring  prior to the end of the fiscal year.  The  settlement of  liabilities  will result in sacrifice of economic benefits in the future.

    Liabilities  include probable losses on loan guarantees issued by the government,  and contingencies  when it is likely that a loss will be realized and the amount can be reasonably determined.

    Liabilities also include obligations to government business enterprises.

Debt

    Debt is comprised of treasury bills, commercial paper, medium and long-term notes, savings bonds, debentures and loans.

    Debt  denominated  in foreign  currencies  that has been hedged is recorded at the Canadian  dollar  equivalent  using the rates of exchange  established  by the terms of the hedge  agreements.  Other foreign  currency debt,  liabilities  and assets are translated to
Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

    The Province uses derivative  financial  instruments  (“derivatives”)  for the purposes of minimizing  interest costs and to manage risk. The Province does not use derivatives  for  speculative  purposes.  Derivatives  are financial  contracts,  the value of which is derived from  underlying  instruments.  Gains or losses  arising from  derivative  transactions  are  deferred and  amortized  over the remaining life of the related debt issue.

Pensions and Other Employee Future Benefits

    The liabilities for pensions and other employee  future benefits are calculated on an actuarial basis using the  government's  best estimates  of future  inflation  rates,  investment  returns,  employee  salary  levels  and other  underlying  assumptions,  and where applicable,  the government's  borrowing rate. When actual plan experience of pensions,  other retirement  benefits and termination pay differs from that expected,  or when  assumptions are revised,  actuarial gains and losses arise.  These gains and losses are amortized over the expected average remaining service life of plan members.

    The liabilities for selected Employee Future Benefits (such as pensions,  other retirement  benefits and termination pay) represent the government's  share of the actuarial present values of benefits  attributed to services rendered by employees and former employees, less its share of the assets of the plans.  In addition,  the liability  includes the Province's  share of the  unamortized  balance of actuarial gains or losses,  and other adjustments  primarily for differences  between the fiscal year-ends of the pension plans and the
Province.

Assets

    Assets are resources controlled by the government from which it will derive future benefits.  Assets are recognized in the year the events giving rise to the government's control of the benefit occur.

Financial Assets

    Financial assets are resources that can be used to discharge existing liabilities or finance future operations.  They include cash, temporary investments, accounts receivable, loans receivable, advances, and investments in government business enterprises.

    Temporary investments are recorded at the lower of cost or fair value.

    Accounts receivables are recorded at cost. Valuation allowances are made when collectibility is considered doubtful.

    Loans receivable with significant  concessionary terms are considered in part as grants and are recorded on the date of issuance at face value  discounted  by the amount of the grant  portion.  The grant  portion is recognized as an expense at the date of issuance of the loan. The amount of the loan discount is amortized to revenue over the term of the loan.  Loans  receivable  include  amounts owing from government business enterprises.

    Investment  in  Government  Business  Enterprises  represents  the net assets of government  business  enterprises  recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

    Tangible capital assets are non-financial  assets.  Non-financial  assets are resources which will be consumed in the normal course of operations or in the delivery of government services.

    Tangible  capital assets are recorded at historical  cost.  Historical cost includes the costs directly related to the acquisition,
design,  construction,   development,  improvement  or  betterment  of  tangible  capital  assets.  Cost  includes  overheads  directly attributable to construction  and development but excludes  interest.  Estimated  historical cost was used to record existing  tangible capital assets if actual cost was unknown when the Province first implemented tangible capital assets accounting.

    As the Province is phasing in the implementation of PSAB  recommendations on tangible capital assets, the following  categories are included under tangible capital assets and recorded at historical  cost: land,  buildings and  transportation  infrastructure  owned by the Province; and all tangible capital assets owned by government organizations that are consolidated in these financial statements.

    Maintenance and repair costs are recognized as an expense when incurred.  Betterments or improvements that  significantly  increase or prolong the service life or capacity of a tangible capital asset are capitalized.

Trust Funds

    Trust funds that have been  deposited into the  Consolidated  Revenue Fund are included in Other  Liabilities  on the  Consolidated
Statement of Financial Position.

The Budget

    Traditionally,  a Budget is tabled  each year by the  Ontario  Minister  of Finance in the  Legislative  Assembly,  setting out the expense and revenue forecast for activities to be undertaken for Provincial  purposes.  In addition,  a publication  entitled  “Ontario
Finances”  provides a quarterly  update to reflect  in-year  developments,  budget  performance  and policy  actions  and the  “Ontario
Economic Outlook and Fiscal Review” traditionally provides a more comprehensive update of second quarter numbers.

(2) Fiscal Position

    The following  table provides an overview of the Province's  revenue,  expense and annual surplus  (deficit) for each of the fiscal years in the five-year  period ending  March 31,  2005 plus the current outlook for 2005-06 as presented in the 2005 Ontario Budget and updated in the 2005 Ontario Economic Outlook and Fiscal Review.  The difference  between revenue and expense is the annual “surplus” or annual “deficit” with adjustments for the reserve.

                                                       Ontario's Fiscal Position

                                                                                                              Current   Rate of Growth
                                                                                                   Actual   Outlook(1)    2004-05 to
                                                      2000-01    2001-02   2002-03     2003-04     2004-05    2005-06       2005-06
                                                                                           (%)
                                                                                      (in millions)
Revenue
Taxation Revenue..................................  $   49,476 $  48,025 $   49,551 $   49,148  $   55,975 $   58,171         3.9
  Government of Canada............................       6,129     7,754      8,894      9,893      11,882     13,173        10.9
  Income from Investment In Government
    Business Enterprises..........................       3,855     3,345      3,942      3,070       3,578      4,019        12.3
  Other Revenue...................................       6,834     7,410      6,504      6,289       6,406      6,769         5.7
Total Revenue.....................................      66,294    66,534     68,891     68,400      77,841     82,132         5.5
Expense
  Programs........................................      51,396    53,932     57,204     62,104      67,009     71,257         6.3
  Capital(2)......................................       2,123     1,890      1,876      2,175       3,019      2,673       (11.5)
  Interest on Debt................................      10,873    10,337      9,694      9,604       9,368      9,571         2.2
Total Expense.....................................      64,392    66,159     68,774     73,883      79,396     83,501         5.2
Surplus/(Deficit) Before Reserve..................       1,902       375        117     (5,483)     (1,555)    (1,369)      (12.0)
Reserve...........................................           —         —          —          —           —      1,000           —
Surplus/(Deficit).................................  $    1,902 $     375 $      117 $   (5,483) $   (1,555)$   (2,369)       52.3
__________

Source: Ontario Ministry of Finance.

(1)   Current Outlook 2005-06 refers to the information  presented in the 2005 Ontario Budget and updated in the 2005 Ontario  Economic
      Outlook and Fiscal Review.

(2)   Starting in  2002-03,  major  tangible  capital  assets  owned by  Provincial  ministries  (land,  buildings  and  transportation infrastructure)  are  accounted  for on a full accrual  accounting  basis.  Other  tangible  capital  assets owned by  Provincial ministries will continue to be accounted for as expense in the year of acquisition or  construction.  All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.

Fiscal Outlook 2005-06

    Ontario is currently  projecting a deficit of $2,369 million  for 2005-06.  This represents an in-year  improvement of $427 million from the deficit  target set out in the 2005  Ontario  Budget of  $2.8 billion.  The 2005-06  fiscal  outlook  includes a  $1.0 billion reserve which is designed to protect the fiscal plan against  unexpected  and adverse  changes in the economic and fiscal  outlook.  If the reserve is not required this year, the deficit is projected to be $1.4 billion.

    The 2004-05 actual and 2005-06 current outlook presented below are extracts from material  presented in the 2005 Ontario Budget and updated in the 2005 Ontario Economic Outlook and Fiscal Review.

                                                            Fiscal Summary

                                                                                                                              Current
                                                                                                                              Outlook
                                                                                                                    2004-05 2005-06(1)
                                                                                                                     (in billions)
Revenue.........................................................................................................   $   77.8   $  82.1
Expense
  Programs......................................................................................................       67.0      71.3
  Capital.......................................................................................................        3.0       2.7
  Interest on Debt..............................................................................................        9.4       9.6
Total Expense...................................................................................................       79.4      83.5
Surplus/(Deficit) Before Reserve................................................................................       (1.6)     (1.4)
Reserve.........................................................................................................         —        1.0
Surplus/(Deficit)...............................................................................................   $   (1.6)  $  (2.4)
__________

Source: Ontario Ministry of Finance.

(1)   Current Outlook 2005-06 refers to the information  presented in the 2005 Ontario Budget and updated in the 2005 Ontario  Economic
      Outlook and Fiscal Review.

Revenues

    Total revenue is projected at  $82,132 million in 2005-06,  up $4,291 million or 5.5% from the estimate for 2004-05.  About half of the increase,  or  $2,196 million,  is due to higher taxation revenues driven by economic growth and maturing impacts of past measures, most  significantly  the Ontario Health  Premium  (“OHP”).  $1,291 million  of the revenue  increase is due to higher federal  transfer payments. The remaining $805 million increase largely arises from revenues related to the electricity sector.

    Personal  Income Tax (“PIT”)  revenue in 2005-06 is  projected  to  increase by  $931 million,  or 4.8% in 2005-06.  This  increase reflects the growth in employment (1.2%) and personal income (4.1%) forecast for the Ontario economy in 2005.

    Retail Sales Tax (“RST”) revenue is expected to increase by $620 million or 4.2% in 2005-06.  Retail Sales Tax growth is lower than
2005 retail sales  growth of  5.0 per cent  largely due to gasoline  pump  purchases,  that are not subject to RST,  being  included in
Retail Sales.

    Corporations  Tax (“CT”)  revenue in 2005-06 is  expected to be  $395 million  or 4.0% lower in  2005-06.  This  decrease is mostly because of one-time  revenues  included in 2004-05 and cautious  growth  projections  in 2005-06.  Excluding the one-time  revenues and impact of revenue measures,  2005-06 CT revenues would be projected to fall by only 0.3 per cent,  which reflects the cautious approach adopted for the revenue  outlook  presented in the 2005 Ontario  Economic  Outlook and Fiscal Review due to the historic  volatility of corporate profits and corporate tax revenues.  The one-time revenues included in 2004-05 consist of a $410 million  positive adjustment corresponding to the under-estimation of revenues in the 2003-04 Public Accounts.

    Ontario Heath Premium revenue is expected to increase  $685 million or 39.4% to $2.4 billion in 2005-06. This is due to the program being in place for the entire 2005-06 fiscal year, whereas it was only in effect for three quarters of 2004-05.

    Revenue from all other taxation revenue sources combined is expected to rise by $355 million,  or 3.5%. The largest contribution to the change comes from an increase in Electricity Payments-in-Lieu of Taxes.

    Federal payments are expected to rise by  $1,291 million  or 10.9% in 2005-06.  This increase is mainly due to increased health and social transfers. This projection incorporates the additional revenues provided under the 2004 First Ministers' health care agreement.

    Income from Investment in Government  Business  Enterprises is expected to rise by $442 million in 2005-06, or 12.3%. This increase is due mainly to an increase in projected net income from Ontario Power Generation  (“OPG”) arising from the  Government's  electricity reforms under the Electricity Restructuring Act, 2004, including fair and stable prices for electricity provided by OPG.

    Other Non-Tax  Revenue is expected to rise by  $363 million,  or 5.7% in 2005-06.  This is due primarily to an increase in revenues from power sales as a result of the full cost of power purchase  agreements  being passed  through to consumers  starting on January 1,
2005. Other factors include higher  reimbursements  from  municipalities  related to provincial  expenditures on social services and an increase in the  draw-down  of the power  purchase  contract  liability  related to revised  accounting  treatment  with respect to the elimination of the liability as of January 1, 2005.

Expense

    Total  expense in 2005-06 is  projected  at  $83,501 million,  an  increase of  $4,105 million  from the  2004-05  Actual  level of
$79,396 million.  This  increase in expense is  primarily  due to higher  levels of spending on health care,  education,  postsecondary education and social services as well as higher retirement benefits expense and interest-on-debt expense.

    While the Province supports a wide range of services to the public,  funding for health care and education accounts for the largest share of  spending.  In  2005-06,  total  health  care  spending of  $33.3 billion  is expected to account for 40% of total  Provincial spending.  Education and Training,  which includes  Provincial spending in support of school boards and Provincial grants for colleges, universities and training totals  $16.5 billion  (including  Teachers' Pension Plan) or 20% of total Provincial  spending.  Funding for the Children and Social Services sector represents $9.9 billion, or 12% of total Provincial spending.

(3) Revenue

Overview

    The following table sets forth historical revenue  information for each of the fiscal years in the five-year period ended March 31,
2005 and 2005-06  forecast  information  presented in the 2005  Ontario  Budget and updated in the 2005  Ontario  Economic  Outlook and
Fiscal Review.

    Total revenue in fiscal 2005-06 is projected to be  $82,132 million.  Tax revenue is projected at $58,171 million or 70.8% of total revenue.  Federal transfers, at $13,173 million,  are 16.0% of total revenue. Income from Investment in Government Business Enterprises is projected to be  $4,019 million,  4.9% of total  revenue.  All Other Non-Tax  Revenues are projected to be  $6,769 million,  8.2% of total revenue.

                                                           Ontario's Revenue

                                                                                                                  Current % of Total
                                                                                                                  Outlook   Revenue
                                                            2000-01    2001-02    2002-03   2003-04    2004-05   2005-06*   2005-06
                                                                                        (in millions)
Taxation Revenue
  Personal Income Tax...................................  $   17,911 $   19,097 $  18,195 $   18,301 $   19,320 $  20,251     24.7
  Retail Sales Tax......................................      13,735     13,803    14,183     14,258     14,855    15,475     18.8
  Corporations Tax......................................       9,200      6,646     7,459      6,658      9,883     9,488     11.6
  Employer Health Tax...................................       3,424      3,502     3,589      3,753      3,886     4,033      4.9
  Ontario Health Premium................................           —          —         —          —      1,737     2,422      2.9
  Gasoline & Fuel Taxes.................................       2,820      2,851     2,988      2,945      3,004     3,021      3.7
  Tobacco Tax...........................................         504        703     1,183      1,350      1,453     1,511      1.8
  Land Transfer Tax.....................................         642        665       814        909      1,043     1,056      1.3
  Electricity
  Payments-In-Lieu of Taxes.............................         907        387       711        627        511       656      0.8
  Other Taxation........................................         333        371       429        347        283       258      0.3
                                                              49,476     48,025    49,551     49,148     55,975    58,171     70.8
Income from Investment In Government Business
  Enterprises...........................................       3,855      3,345     3,942      3,070      3,578     4,019      4.9
Other Revenue
  Reimbursements........................................       1,809      1,592     1,111      1,206      1,241     1,319      1.6
  Electricity Debt Retirement Charge....................           —          —       889      1,000        997     1,018      1.2
  Vehicle and Driver Registration Fees..................         929        941       982        985        976     1,017      1.2
  Power Sales...........................................         695        815       635        510        610       961      1.2
  Other Fees and Licences...............................         503        474       606        594        506       510      0.6
  Liquor Licence Revenue................................         525        530       530        488        489       502      0.6
  Net Reduction of Power Purchase Contract Liability....           —          —       161        104        236       396      0.5
  Sales and Rentals.....................................         637        344       560        532        352       369      0.4
  Royalties.............................................         235        224       304        248        278       236      0.3
  Miscellaneous Other Non-Tax Revenue...................       1,501      2,490       726        622        721       441      0.5
                                                               6,834      7,410     6,504      6,289      6,406     6,769      8.2
Government of Canada**
  Canada Health and Social Transfer (CHST)..............       4,138      5,831     7,346      7,345          —         —        —
  Canada Health Transfer (CHT)..........................           —          —         —          —      5,640     7,127      8.7
  Canada Social Transfer (CST)***.......................           —          —         —          —      2,912     3,311      4.0
  CHST Supplements......................................         757        380       191        577        775       584      0.7
  Other Federal Payments................................       1,234      1,543     1,357      1,971      2,555     2,151      2.6
                                                               6,129      7,754     8,894      9,893     11,882    13,173     16.0
Total Revenue...........................................  $   66,294 $   66,534 $  68,891 $   68,400 $   77,841 $  82,132    100.0
__________

Source: Ontario Ministry of Finance.

Totals may not add due to rounding.

*     Second-quarter fiscal forecast as at September 30, 2005.

**    Health Reform Fund included in CHST in 2003-04 and CHT in 2004-05.

***   Includes 2005 Federal Budget additional Early Learning and Child Care revenues of $272 million in 2005-06.

Taxation

    The Constitution  provides for a division of taxation authority between the federal and provincial  governments.  Local governments derive their taxing powers from the Province.  In accordance with its policy of centralized  financing,  the Province has delegated its taxing powers respecting real property taxes to local governments.

    Personal Income Tax. Ontario and the Federal  Government  impose a personal income tax (“PIT”) on individuals  resident in Ontario.
This tax is the Province's largest single source of revenue.

    Ontario basic PIT is calculated as a percentage of taxable income.  It is collected by the Federal  Government on Ontario's behalf.
The tax rates for 2005 are as  follows:  6.05% of the first  $34,010 of taxable  income  plus  9.15% of the  portion of taxable  income between  $34,010 and  $68,020,  plus  11.16% of the portion of taxable  income over  $68,020.  Ontario  non-refundable  tax credits are provided to recognize  individual and family  circumstances  (e.g., basic amount,  spouse,  medical expenses),  at the rate of 6.05% in
2005 (and 11.16% for charitable donations in excess of $200), before calculating the provincial surtax or Ontario Tax Reduction.

    Ontario also applies a surtax on taxpayers  with higher  incomes.  For the 2005 taxation  year, the surtax is equal to 20% of basic
Ontario PIT in excess of $3,929,  plus an additional  36% of basic Ontario PIT in excess of $4,957.  For taxpayers with low or moderate incomes, the Ontario Tax Reduction reduces or eliminates Ontario PIT.

    The Ontario  Health  Premium  (“OHP”) is payable by  individuals  resident in Ontario on the last day of their taxation year and is based on taxable income.  There are five OHP levels,  with phase-in rates between levels. No one with taxable income of $20,000 or less pays the OHP. For 2005, the initial OHP level of $300 is phased in at the rate of 6% of taxable  income in excess of $20,000,  reaching the full amount at a taxable  income of $25,000.  The  increase to the second OHP level of $450 is phased in at a rate of 6% of taxable income from $36,000 to $38,500.  Each subsequent  increase to the next OHP level is phased in at the rate of 25% over the first $600 of taxable  income in the range.  The maximum  annual OHP amount of $900 is reached at a taxable  income of  $200,600.  For 2004,  the OHP amounts are one-half the amounts for 2005.

    Retail Sales Tax. Ontario applies an 8% retail sales tax on the purchase of most tangible  personal  property and certain services.
For admission fees to a place of amusement that exceed $4.00 and alcoholic  beverages sold at licensed  establishments the rate is 10%.
Alcoholic  beverages sold through retail outlets are taxed at 12%. On transient  accommodation,  the rate is 5%. Insurance premiums are generally taxed at 8%; however,  individual life and health  insurance  premiums are exempt.  The sales tax on motor vehicle  insurance premiums and on repairs and  replacements  made under warranty was  eliminated as of April 1,  2004.  There are exemptions  from retail sales tax,  including those for basic  groceries,  prescription  drugs,  energy,  children's  clothing,  farm equipment,  farm building materials and production machinery and equipment.

    Under the Retail Sales Tax Act, the Tax for Fuel  Conservation  is applied to the purchase or lease of a new  passenger  vehicle or sport utility vehicle and is based on the highway fuel efficiency rating of the vehicle.  Light trucks,  buses and vans are not subject to this tax.  The tax applies to all  passenger  vehicles  with a highway fuel  efficiency  rating of 6.0 or more litres of gasoline or diesel fuel per  100 kilometres  and all sport utility vehicles with a highway fuel efficiency rating of 8.0 or more litres of gasoline or diesel  fuel per 100  kilometres,  and  increases  as fuel  efficiency  of the vehicle  declines.  A $100 tax credit is given to the purchaser  of a new  passenger  car with a highway  fuel  consumption  rating of less than  6.0 litres  of  gasoline or diesel fuel per
100 kilometres.

    Corporate  Income Tax. The Province taxes  corporate  income  allocated to Ontario.  The current  government  increased the general corporate  income tax rate to 14% from 12.5% and the M&P tax rate to 12% from 11%.  These changes were effective  January 1,  2004. The
M&P tax rate is the tax rate on income from manufacturing and processing, mining, logging, fishing and farming.

    The tax rate for small businesses has been in effect since January 1,  2003 and continues to be 5.5%. The income threshold for this special rate was increased to $400,000 from $320,000 effective January 1, 2004.

    Ontario  provides  assistance  for  scientific  research and  experimental  development  (“SR&ED”)  activities  through:  (1) a 10%
refundable  innovation  tax credit for qualified  SR&ED  expenses;  (2) a full  deduction  for qualified  expenses in the year they are incurred;  (3) a 20%  refundable tax credit for SR&ED done through  specified  research  institutions;  and (4) a tax exemption for the federal SR&ED investment tax credit that relates to SR&ED incurred in Ontario.

    Ontario  provides a number of refundable  tax credits on labour  expenses for certain  other  corporate  activities  carried out in
Ontario: a 25% to 30% apprenticeship tax credit for hiring qualifying  apprentices  (effective May 19, 2004), a 10% to 15% co-operative education tax credit for hiring  qualifying  co-op  students;  a 30% book publishing tax credit;  a 10% to 15% graduate  transition tax credit for hiring recently  unemployed  postsecondary  graduates before July 6,  2004; a 20% computer animation and special effects tax credit;  a 20% tax credit for producing  Canadian film and television  productions (30% for first-time  producers),  with an additional
10%  bonus  for  qualifying  regional  productions;  an 11% film  and  television  production  services  tax  credit  for  non-Canadian productions,  with an additional 3% bonus for qualifying  regional  productions;  a 20% interactive digital media tax credit; and a 20%
sound recording tax credit.

    On December 21,  2004,  Ontario  announced  proposed  enhancements to the film and television tax credits.  The tax credit rate for
Canadian film and television  productions would increase from 20% to 30% for labour expenditures  incurred after December 31,  2004 and before January 1,  2010. The 10% regional bonus would continue and first-time  producers would be eligible for an enhanced rate of 40%.
Also, the tax credit rate for  non-Canadian  film and  television  productions  would increase from 11% to 18% for labour  expenditures incurred after December 31, 2004 and before April 1, 2006. The 3% regional bonus would be eliminated.

    Ontario also provides additional  deductions from income equal to 30% of the capital cost of pollution control equipment,  eligible expenditures  related to childcare  facilities made before January 1,  2005 and new school buses purchased before  January 1,  2006 and
100% of the costs of  accommodating  newly hired  employees  with  disabilities  incurred  before  January 1,  2005. An additional  15%
deduction is provided for donations or price discounts made before January 1,  2005 to Ontario post secondary educational  institutions in respect of new teaching equipment and learning technologies.

    Corporations  or a group of associated  corporations  with total assets over  $5 million or gross  revenues  over  $10 million  are subject to a corporate minimum tax (“CMT”).  The CMT is applied at a rate of 4% on accounting income less certain  deductions,  such as dividend income. The CMT is reduced by regular corporate income tax payable in the year.

    Insurance  Premiums Tax. Insurance  companies pay a 2% tax on net premiums in respect of accident,  sickness and life insurance for persons  resident  in  Ontario.  A 3% tax is levied on net  premiums in respect of property  and any other  contract  of  insurance  in
Ontario.  Contracts  in respect of property  insurance  also bear an  additional  0.5% tax on net  premiums.  A 2% premiums tax is also payable by employers in respect of uninsured benefit arrangements.

    Life  insurance  companies  are subject to a special  additional  tax of 1.25% on taxable  paid-up  capital in  Ontario.  The first
$10 million in paid-up  capital is exempt from tax. This tax is reduced by regular income tax and any corporate  minimum tax payable in the year.

    Capital Tax. The Province levies a capital tax on paid-up capital  allocated to Ontario.  Insurance  companies do not pay this tax.
The  general  capital  tax rate is 0.3%.  Deposit  taking  financial  institutions  are  subject to a capital  tax of 0.6% on the first
$400 million of taxable capital and 0.9% on taxable capital in excess of $400 million.  Non-deposit  taking financial  institutions are subject to a capital tax of 0.6% on the first  $400 million of taxable capital and 0.72% on taxable capital in excess of  $400 million.
Ontario credit unions,  Caisses Populaires and family farm/fishing  corporations are exempt from capital tax. Regular  corporations and financial institutions are entitled to a $7.5 million deduction from taxable capital.

    The 2004 Ontario Budget announced a plan to gradually eliminate the capital tax by 2012.  Starting January 1,  2005, the $5 million deduction  from taxable  capital will be increased by  $2.5 million  each year until the deduction  reaches  $15 million  on January 1,
2008.  Starting  January 1,  2009,  capital tax rates will be reduced each year until the capital tax is fully eliminated on January 1,
2012.

    A capital tax credit is available to financial  institutions that make eligible capital investments in or provide low interest rate loans to Ontario small businesses.

    Mining Tax.  The Mining Tax Act levies a tax on profits  from the  extraction  of  minerals  in  Ontario.  The tax is levied on the operator's profit in excess of $500,000.  Effective  January 1,  2004, the mining tax rate is 10%. There is a three-year or $10 million profit  exemption  available to new or expanded  mines.  To assist mines in remote areas of the Province,  the three-year  exemption is extended  to ten years for new remote  mines.  As well,  the profits  from remote  mines are taxed at a rate of 5% after the 10-year or
$10 million profit exemption.

    Employer  Health Tax.  Ontario levies a payroll tax on Ontario  remuneration.  Employers with total annual Ontario  remuneration of
$200,000 or less  calculate tax payable at a rate of 0.98%;  employers  with total annual  Ontario  remuneration  between  $200,000 and
$400,000  calculate  this tax at graduated  rates between 0.98% and 1.95%;  and employers  with total annual  Ontario  remuneration  in excess of $400,000  calculate  tax at a rate of 1.95%.  A tax  exemption  is provided for the first  $400,000 of total  annual  Ontario remuneration of private-sector employers.

    Land  Transfer  Tax.  Ontario  levies a land  transfer  tax on the  value  of  consideration  of most  registered  conveyances  and unregistered  dispositions  of beneficial  interest in land in Ontario.  The land transfer tax applies at graduated  rates ranging from
0.5% on the value of  consideration  of $55,000 or less,  1.0% on the value of  consideration  between $55,000 and $250,000 and 1.5% on the value of consideration  exceeding $250,000.  Where the value of consideration exceeds $400,000 and the property contains one or two single-family  residences,  there is an additional 0.5% (in addition to the 1.5%) tax levied on the amount exceeding $400,000.  As part of the 2000  Budget,  the land  transfer  tax refund  program for  first-time  buyers of newly  constructed  homes was made  permanent.
Eligible purchasers are entitled to a refund of up to $2,000 under the program.

    Other Significant  Taxes. Taxes are applied to the purchases of gasoline (Gasoline Tax Act) and use of diesel fuel ( Fuel Tax Act).
The taxes apply to  gasoline  and diesel fuel used in on-road  motor  vehicles  and certain  off-road  uses (i.e.  recreational  boats, snowmobiles,  lawn  mowers).  Under the Gasoline  Tax Act,  the tax rate for gasoline is 14.7 cents per litre;  4.3 cents per litre for propane;  and 2.7 cents per litre for fuel used to power  aircraft.  Under the Fuel Tax Act, the tax rate for diesel fuel is 14.3 cents per litre and 4.5 cents per litre for diesel fuel used to power railroad locomotives.

    Tobacco Tax. Since  January 19,  2005,  Ontario's  tobacco tax rate is  11.725 cents  per cigarette or per gram or part gram of cut tobacco. The tax on cigars is 56.6% of the retail price.

    Race Tracks Tax. Ontario also levies a racetracks tax on wagers on horse races at 0.5% on all bets.

Federal Government Payments

    Approximately 16.0% of the Province's revenue in fiscal 2005-06,  or  $13,173 million,  will be received through cash payments from the Federal Government.  These payments increased by $1,291 million,  from $11,882 million in 2004-05. Federal payments are intended to assist the Province in providing necessary services in areas of provincial jurisdiction.

    Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”).  The largest cash transfers from the Federal Government,  in the form of CHT and CST payments, are to assist the Province in providing health care,  postsecondary  education and other social programs.
In fiscal year 2004-05, CHT and CST payments to Ontario were $9,327 million,  including  $5,058 million in CHT,  $2,912 million in CST,
$582 million  from the Health  Reform  Fund and  $775 million  in CHST  Supplements.  In 2005-06,  CHT and CST  payments to Ontario are expected to total  $11,022 million,  including  $7,127 million  in CHT,  $3,311 million  in CST, and $584 million in CHST  Supplements.
Included in the CST is a payment of $272 million for early learning and child care.

    The CHT and CST were created  April 1,  2004,  when the Government of Canada split the Canada Health and Social  Transfer  (“CHST”)
into two separate  transfers:  the CHT,  designated  specifically for health care, and the CST for  postsecondary  education and social programs.  The CHST was a block fund contribution by the Federal Government in respect of social programs under the  Federal-Provincial
Fiscal  Arrangements  Act. It replaced both the Established  Programs  Financing (“EPF”) and Canada Assistance Plan (“CAP”) in 1996-97.
To receive the CHST cash contribution,  provinces must comply with the Canada Health Act and may not impose a residency  requirement in determining eligibility for social assistance.

    CHT and CST total entitlements  include both cash and tax entitlements.  CHT and CST tax entitlements are the value of 13.5 of each province's  personal  income tax (“PIT”)  points and one corporate  income tax (“CIT”) point  transferred to provinces in 1977-78 under the EPF arrangements.

    As of 1998-99, CHST cash entitlements,  $12.5 billion nationwide,  had been reduced by $6.2 billion,  or 33%, from combined CAP and
EPF cash  entitlements  in 1994-95.  The 1999 Federal  Budget  announced  that by 2002-03,  there would be a nationwide  restoration of
$2.5 billion of the $6.2 billion cut previously by the Federal Government from CHST cash entitlements.

    CHST  Supplements.  The 1999 Federal Budget also established a one-time CHST Supplement  Trust for Health Care of $3.5 billion.  It was allocated  among  provinces on an equal per capita basis.  Ontario's  share,  $1,323 million,  was withdrawn from the Trust and was spent by the Province on health care over three years, 1999-00, 2000-01 and 2001-02.

    The 2000 Federal Budget announced  another CHST Supplement  Trust of  $2.5 billion,  which also was allocated among provinces on an equal per capita basis.  Ontario's share,  $952 million,  was withdrawn from the Trust and was spent on health care between 2000-01 and
2003-04.

    2003 First  Ministers'  Meeting.  At the  February  2003 First  Ministers'  Meeting  (“FMM”),  the federal  government  announced a
$2.5 billion  CHST Health  Supplement,  which was allocated on a per capita basis.  Ontario will record its share,  $967 million,  over three  years:  $386 million  in 2003-04,  $387 million  in 2004-05,  and  $194 million  in 2005-06,  according to the federal draw down schedule.

    Only the  portions  of the CHST  Supplements  that were  expensed  have been  reported  as revenue in  Ontario  budgets,  including
$755 million in 1999-00,  $758 million in 2000-01,  $380 million in 2001-02,  $191 million in 2002-03 and $577 million in 2003-04.  The
CHST  Supplements  reported  as  revenue  in  2004-05,  $775 million,  includes  $387 million  from the  2003-04  CHST  Supplement  and
$388 million from the 2004-05 CHST Supplement.

    At the same First Ministers'  Meeting, a one-time  $2 billion CHST “Top-Up” was created,  which the federal government was expected to make available in 2003-04.  The $2 billion CHST top-up was provided at the January 2004 First Ministers  Meeting.  Ontario's  annual allocation is $388 million in 2004-05, and will be $390 million in 2005-06.

    2004 First  Ministers'  Health Care  Agreement.  At the  September  2004 FMM, the Prime  Minister and Premiers  agreed on a funding framework  that would provide  $18 billion of funding for health care over six years.  In 2005-06,  Ontario will receive a $972 million
CHT base increase and $243 million from the Wait Times Reduction Fund.

    Other Federal Payments.  In 2004-05,  the Province received  $2,555 million from the Federal Government for programs other than the
CHT, CST, CHST Supplements and the Health Reform Fund.

    In 2005-06,  Ontario expects to receive a total of  $2,151 million  through other federal programs other than the CHT, CST and CHST
Supplements,  including  $520 million  for social  housing,  $194 million  for  medical  equipment,  $293 million  for  infrastructure,
$243 million from the Wait Times Reduction Fund and $901 million in other federal transfers.

    Fiscal  Stabilization.  An integral part of federal-provincial  fiscal relations is the Federal Government's  obligation to protect provincial  revenues.  The Federal  Government  makes cash payments to any province if its revenue  falls short of the previous  year's total by 5% or more due to a downturn in economic  activity.  The most recent  payment to Ontario  under this  program was  received in
1995-96 in respect of claims made up to and including the 1992-93 fiscal year.

                                                      Federal Payments to Ontario

                                                                                                                              Outlook
                                                                                                                   2004-05    2005-06
                                                                                                                    (in millions)
Canada Health Transfer (“CHT”)................................................................................   $    5,640 $   7,127
Canada Social Transfer (“CST”)................................................................................        2,912     3,311
Canada Health and Social Transfer (CHST) Supplements..........................................................          775       584
Medical Equipment Fund........................................................................................          387       194
Social Housing................................................................................................          522       520
Infrastructure................................................................................................          209       293
Wait Times Reduction Fund.....................................................................................          242       243
Other.........................................................................................................        1,195       901
Total Federal Payments........................................................................................   $   11,882 $  13,173

Other Revenue

    In 2005-06,  approximately  13.2% of revenue is expected  from sources  other than  taxation or federal  transfers.  This  category includes  the net income of  provincially  owned  Liquor  Control  Board of Ontario and Ontario  Lottery and Gaming  Corporation.  Also
included is revenue from Vehicle and Driver Registration Fees and Sales and Rentals.

(4) Expense

Overview

    The following  table sets forth  historical  expense  information  for the fiscal year  2000-01.  The table has not been updated to reflect the new ministry structure.

                                                      Ontario's Operating Expense

Ministry                                                                                                                     2000-01
                                                                                                                              (in
                                                                                                                           millions)
Agriculture and Food†..................................................................................................         635
Attorney General.......................................................................................................         969
Board of Internal Economy..............................................................................................         116
Children and Youth Services............................................................................................       2,070
Citizenship and Immigration†...........................................................................................          66
Community and Social Services†.........................................................................................       5,800
Community Safety and Correctional Services†............................................................................       1,419
Consumer and Business Services.........................................................................................         155
Culture................................................................................................................         236
Economic Development and Trade†........................................................................................         200
Education†.............................................................................................................       7,963
  Teachers' Pension Plan (TPP).........................................................................................        (402)
Energy.................................................................................................................         344
Environment............................................................................................................         190
Executive Offices......................................................................................................          21
Finance — Own Account†.................................................................................................       1,147
  Interest on Debt.....................................................................................................      10,873
  Community Reinvestment Fund..........................................................................................         561
  Power Purchases......................................................................................................         695
Health and Long-Term Care†.............................................................................................      22,701

  Retirement Benefits..................................................................................................         (33)
Municipal Affairs and Housing†.........................................................................................       1,792
Native Affairs Secretariat†............................................................................................          17
Natural Resources......................................................................................................         417
Northern Development and Mines.........................................................................................          69
Office of Francophone Affairs..........................................................................................           4
Public Infrastructure Renewal..........................................................................................           9
Tourism and Recreation.................................................................................................         124
Training, Colleges and Universities†...................................................................................       3,264
Transportation†........................................................................................................         593
Total Operating Expense†...............................................................................................      62,269
__________

Source: Ontario Ministry of Finance.

†     2000-01 has been  restated to reflect the  reclassification  of  adjustments  related to recovery of prior years'  expenses  from expense to revenue consistent with the 2003-2004 Public Accounts of Ontario. This change has no impact on the Surplus/Deficit.

    Starting with the 2005 Ontario  Economic  Outlook and Fiscal Review,  2004-05  program  expense figures for the Province of Ontario were  restated  to reflect  the new  government  ministry  structures.  Accordingly,  the 2001-02 to 2004-05  program  expense  figures contained within the Financial  Tables were restated to reflect the new government  ministry  structures,  and the following table sets forth such restated  figures.  The historical  expense figures for the fiscal year 2000-01 are not readily available and therefore were not  restated.  The  following  table  provides an overview of the  Province's  expense  information  for each of the fiscal years from
2001-02 to 2005-06.

                                                      Ontario's Operating Expense

                                                                                                                        % of Total
                                                                                                                 Current Operating
                                                                                                       Actual   Outlook*  Expense
Ministry                                                                     2001-02  2002-03 2003-04  2004-05   2005-06  2005-06
                                                                                                (in millions)
Agriculture, Food and Rural Affairs**.....................................      456      598     703      699       605      0.7
  One-Time and Extraordinary Assistance...................................      319       18       —     458†         —        —
Attorney General..........................................................      995    1,052   1,199    1,175     1,199      1.5
Board of Internal Economy.................................................      124      146     196      145       167      0.2
Children and Youth Services...............................................    2,244    2,431   2,640    2,831     3,196      4.0
Citizenship and Immigration**.............................................       61       55      55       65        76      0.1
Community and Social Services**...........................................    5,812    5,846   5,999    6,372     6,603      8.2
Community Safety and Correctional Services................................    1,513    1,656   1,666    1,718     1,753      2.2
Culture...................................................................      279      331     303      280       275      0.3
Democratic Renewal Secretariat............................................        —        —       —        2         4        —
Economic Development and Trade**..........................................       88      102      87       80       448      0.6
Education**...............................................................    8,419    9,071   9,733   10,565    11,340     14.0
  Teachers' Pension Plan (TPP)............................................       42      238     235      240       290      0.4
Energy....................................................................      367      144     116      142       148      0.2
Environment...............................................................      265      237     261      300       314      0.4
Executive Offices.........................................................       19       20      24       19        19        —
Finance — Own Account**...................................................    1,182    1,074   1,229    1,049     1,092      1.4
  Interest on Debt........................................................   10,337    9,694   9,604    9,368     9,571     11.8
  Community Reinvestment Fund/Ontario Municipal Partnership Fund..........      557      622     651      626       662      0.8
  Community Reinvestment Fund One-Time Transition Funding.................        —        —       —      233         —        —
  Electricity Consumer Price Protection Fund..............................        —      665     253        —         —        —
  Power Purchases.........................................................      815      786     797      840       961      1.2
  Contingency Fund**......................................................        —        —       —        —       450      0.6
Government Services**.....................................................      471      327     457      889       663      0.8
  Pension and Other Employee Future Benefits**............................       63      102     309      458       735      0.9
Health and Long-Term Care**...............................................   23,793   25,660  27,880   30,797    32,718     40.5
  SARS-Related and Major One-Time Health Costs............................        —        —     824        —         —        —
Health Promotion**........................................................      143      157     172      198       254      0.3
Intergovernmental Affairs.................................................        6        9       6       13         9        —
Labour....................................................................      110      123     117      129       146      0.2
Municipal Affairs and Housing**...........................................    1,136      636     632      701       643      0.8
Natural Resources.........................................................      438      454     516      484       584      0.7
Northern Development and Mines............................................       75       73      76       78       116      0.1
Office of Francophone Affairs.............................................        5        3       3        3         4        —
Public Infrastructure Renewal**††.........................................      (22)      89     (16)      29        51      0.1
Research and Innovation**.................................................      132      139     165      191       235      0.3
Secretariat for Aboriginal Affairs........................................       13       16      15       19        45      0.1
Tourism**.................................................................      130      118     193      146       139      0.2
Training, Colleges and Universities**.....................................    3,218    3,392   3,808    4,187     4,688      5.8
Transportation............................................................      664      814     800      848       975      1.2
Year-End Savings..........................................................        —        —       —        —      (350)    (0.4)
Total Operating Expense...................................................   64,269   66,898  71,708   76,377    80,828      100
__________

Source: Ontario Ministry of Finance.

*     Second-quarter fiscal forecast as at September 30, 2005.

**    Preliminary  allocations and historical  restatements  reflecting new ministry structure,  pending  finalization of restructuring currently underway.

†     One-time and  Extraordinary  Assistance  refers to spending  above  “normal”  levels due to unforeseen  events.  In 2004-05,  low commodity prices and other unforeseen events resulted in one-time assistance totalling  $458 million to producers including grain and oil seed producers and tobacco producers.

††    Credit expense amounts relate to consolidation  adjustments  between Ontario Realty  Corporation  (ORC) and ministries to reflect the net capital spending for the year.

Social Expenses

    Health  Sector.  Health sector  spending is delivered  through the Ministry of Health and Long-Term Care and the Ministry of Health
Promotion.  The Health sector is the largest  single  component of  Provincial  expense,  accounting  for an estimated 41% of operating expense  (operating  expense includes program spending plus interest on debt) in fiscal 2005-06.  Approximately 69% of Ontario's health sector operating spending will be in the form of operating  payments to public hospitals  ($12.0 billion in fiscal 2005-06) and Ontario
Health Insurance Plan payments to physicians and other health care practitioners and drug programs ($10.7 billion in fiscal 2005-06).

    Community and Children's Services. The Province provides a wide range of social services,  including social assistance,  childcare, child welfare services,  housing assistance and drug benefits for social assistance recipients.  The combined operating expenses of the
Ministry of Children and Youth  Services  and the  Ministry of Community  and Social  Services  represent  approximately  12% of fiscal
2005-06 total operating  expense.  The social assistance  program including the Ontario Drug Benefit Program is the largest program and includes a budget of $4,809 million in fiscal 2005-06.

    Municipal  Affairs.  The  Ministry of  Municipal  Affairs and Housing is  responsible  for  building a strong  provincial-municipal relationship,  encouraging  a viable and balanced  housing  market and  stronger  and better  communities  and rural  development.  The
Ministry's fiscal 2005-06 operating outlook of $643 million accounts for nearly 1% of Provincial operating expense.

    Education  and Training.  The combined  operating  budget of the Ministry of Education  and the Ministry of Training,  Colleges and
Universities,  which includes provincial support for primary and secondary schools, universities,  colleges and training programs, will total  $16,318 million  (including the Teachers'  Pension  Plan),  and accounts for  approximately  20% of total  provincial  operating expense in fiscal 2005-06.  Transfer  payments to school boards,  the largest component of education  spending,  are projected to total
$10,637 million in fiscal 2005-06. The operating grants for colleges and universities in fiscal 2005-06 will total $3,361 million.

Environment, Resources and Economic Development

    The Ministry of  Transportation  has an operating  budget of $975 million  in fiscal  2005-06.  The Ministry is responsible for the overall safety,  integrity and performance of Ontario's  transportation system,  GO Transit and for the licensing of drivers,  vehicles and commercial carriers.

    The operating budget of the Ministry of Agriculture, Food and Rural Affairs in fiscal 2005-06 is $605 million.  The Ministry's role is to assist in enhancing a  supportive  business  environment  in order to increase  investment  in  Ontario's  agricultural  and food sectors. Through a number of programs, the Ministry also promotes value-added agriculture and increased exports of food products.

    Through the  Ministry of Economic  Development  and Trade,  the  Ministry of Tourism,  the  Ministry of Culture and the Ministry of
Research and Innovation,  the Province  encourages  entrepreneurship  and promotes  investment in scientific  research,  innovation and technology  development.  The Ministries also promote Ontario's trade, tourism and investment  potential.  Together the Ministries have an operating budget of $1,097 million in fiscal 2005-06.

    The Ministry of Natural Resources ensures the sustainable  development of the Province's vast resources and manages Crown lands and the  provincial  park system.  In addition,  the Ministry is responsible  for ensuring the  protection of these  resources from natural disasters, such as forest fires. The Ministry's operating budget in fiscal 2005-06 is $584 million.

    The Ministry of Environment and the Ministry of Energy protect the quality of the natural  environment  and encourage  conservation of material  and water  resources.  They also promote the  development  of a  competitive  energy  sector,  which is  economically  and environmentally sustainable. The Ministries' operating budget in fiscal 2005-06 totals $462 million.

    The following  table sets forth  historical  expense  information  for the fiscal year  2000-01.  The table has not been updated to reflect the new ministry structure.

                                                       Ontario's Capital Expense

Ministry                                                                                                                     2000-01
                                                                                                                              (in
                                                                                                                           millions)
Agriculture and Food...................................................................................................           1
Attorney General.......................................................................................................          42
Children and Youth Services............................................................................................          10
Community and Social Services..........................................................................................           4
Community Safety and Correctional Services.............................................................................          99
Culture................................................................................................................          18
Education..............................................................................................................           4
Energy.................................................................................................................          86
Environment............................................................................................................          22
Finance................................................................................................................           7
Health and Long-Term Care..............................................................................................         322
Management Board Secretariat...........................................................................................          24
Native Affairs Secretariat.............................................................................................           5
Natural Resources......................................................................................................          65
Northern Development and Mines.........................................................................................         356
Public Infrastructure Renewal..........................................................................................           4
Tourism and Recreation.................................................................................................          14
Training, Colleges and Universities....................................................................................         204
Transportation.........................................................................................................         836
Total Capital Expense..................................................................................................       2,123
__________

Sources: Ontario Ministry of Finance.

   Starting with the 2005 Ontario  Economic  Outlook and Fiscal Review,  2004-05  capital  expense  figures for the Province of Ontario were  restated  to reflect  the new  government  ministry  structures.  Accordingly,  the 2001-02 to 2004-05  capital  expense  figures contained within the Financial  Tables were restated to reflect the new government  ministry  structures,  and the following table sets forth such restated  figures.  The historical  expense figures for the fiscal year 2000-01 are not readily available and therefore were not restated.  The following table provides an overview of the Province's  capital expense for each of the fiscal years from 2001-02 to
2005-06.

                                                       Ontario's Capital Expense

                                                                                                                           % of Total
                                                                                                                    Current  Capital
                                                                                                           Actual  Outlook*  Expense
Ministry                                                                           2001-02 2002-03 2003-04 2004-05  2005-06  2005-06
                                                                                                     (in millions)
Agriculture, Food and Rural Affairs**..........................................        29      68     204     243     271      10.1
Attorney General...............................................................        46      43      24      34      75       2.8
Children and Youth Services....................................................         6       7       —       4     109       4.1
Community and Social Services**................................................        25      16      10      20      33       1.2
Community Safety and Correctional Services.....................................        88      66      47      32      48       1.8
Culture........................................................................        14      42      24      64     115       4.3
Economic Development and Trade**...............................................         1       2       2       5       2       0.1
Education**....................................................................        20      13      19      54      10       0.4
Energy.........................................................................        50      46      53      52      49       1.8
Environment....................................................................        20      13       4       7      13       0.5
Finance**......................................................................        11       8       5      25       4       0.1
Government Services**..........................................................         3       4       5       8      12       0.4
Health and Long-Term Care**....................................................       205     339     358     535     339      12.7
Health Promotion**.............................................................         —       —       —       —       5       0.2
Municipal Affairs and Housing**................................................        12      20       3      34     132       4.9
Natural Resources..............................................................        70      72     111      79      53       2.0
Northern Development and Mines††...............................................       371     229     113     242     264       9.9
Public Infrastructure Renewal**†, †††..........................................        25       4     (19)     43      33       1.2
  Capital Contingency Fund.....................................................         —       —       —       —     117       4.4
Research and Innovation**......................................................        18      19      29      71      80       3.0
Secretariat for Aboriginal Affairs.............................................         3       2       —       2       3       0.1
Tourism**......................................................................         9      55      51      65      88       3.3
Training, Colleges and Universities**..........................................        46      68     116     417     131       4.9
Transportation††...............................................................       818     740   1,016     983     837      31.3
Year-End Savings...............................................................         —       —       —       —    (150)     (5.6)
Total Capital Expense***.......................................................     1,890   1,876   2,175   3,019   2,673       100
__________

*     Second-quarter fiscal forecast as at September 30, 2005.

**    Preliminary  allocations and historical  restatements  reflecting new ministry structure,  pending  finalization of restructuring currently underway.

***   Starting in  2002-03,  major  tangible  capital  assets  owned by  Provincial  ministries  (land,  buildings  and  transportation infrastructure)  are  accounted  for on a full accrual  accounting  basis.  Other  tangible  capital  assets owned by  Provincial ministries will continue to be accounted for as expense in the year of acquisition or  construction.  All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.

†     Ministries'  contributions  for  investments  in  Provincially  owned  land and  buildings  are  recorded  as an  expense  by the contributing  ministries.  Starting in 2002-03,  any resulting  adjustment to expense from the capitalization and amortization of most of these Provincially owned land and buildings is recorded in the Ministry of Public Infrastructure Renewal.

††    Prior year  expenses  restated to reflect the change in  accounting  treatment  introduced  in the 2004-05  Public  Accounts,  to disclose spending on northern highways in the ministry that carries out these activities.

†††   Credit expense amounts relate to consolidation  adjustments  between Ontario Realty  Corporation  (ORC) and ministries to reflect the net capital spending for the year.

Sources: Ontario Ministry of Finance and Ontario Ministry of Public Infrastructure Renewal.

(5) Outline of Principal Provincial Institutions

    The Province has established a number of Crown  corporations,  which are primarily intended to provide goods and services needed to implement  approved  government  policy and  programs or to provide a regulatory  function  for  operations  authorized  by  government legislation.  Among the more  prominent  Ontario  Crown  corporations  are the  Liquor  Control  Board of  Ontario,  Ontario  Financing
Authority,  the Ontario  Lottery and Gaming  Corporation,  the Ontario  Securities  Commission,  the Ontario  Strategic  Infrastructure
Financing  Authority  (formerly,  the  Ontario  Municipal  Economic  Infrastructure  Financing  Authority)  and the  Ontario  Northland
Transportation Commission.

    Until its restructuring in April 1999 and its continuation as Ontario Electricity  Financial  Corporation  (“OEFC”),  Ontario Hydro
had a mandate to generate and supply power in Ontario.  For a description of Ontario  Hydro,  its  restructuring  and the operations of its successor companies, See “4. Public Debt — (2) Assets and Liabilities, (iii) Liabilities — Ontario Electricity Industry”.

(6) Sinking Funds

    The Province of Ontario does not have a sinking funds system.

                                                            4. PUBLIC DEBT

(1) Debt

    The Province has met its financing  requirements  through a combination of public borrowing,  non-public borrowing and increases in cash and temporary investments. There is no constitutional limit on borrowing.

Publicly Held Debt

    The majority of Ontario's  borrowing  requirements are met through public market  borrowing.  See “4. Public  Debt — (2) Assets and
Liabilities — (iii) Liabilities — Publicly Held Debt”.

Non-Publicly Held Debt

    The Public  Service  Pension Plan  (“PSPP”),  the Ontario Public Service  Employees  Union  (“OPSEU”)  Pension Plan and the Ontario
Teachers'  Pension Plan (“OTPP”).  Prior to January 1,  1990,  PSPP and OTPP were required to invest their net cash flow in debt issued by the Province.  Legislation  now allows these Plans to invest in public  capital  markets,  and they are no longer a source of direct financing  for the  Province.  The OPSEU  Pension  Plan was created in June 1994 through  legislation  dividing the PSPP and creating a separate  plan for OPSEU members and for certain other  unionized  non-management  employees.  See “4.  Public  Debt —  (2) Assets  and
Liabilities — (iii) Liabilities — Non Publicly Held Debt”.

    The Canada Pension Plan Investment Fund (“CPP”).  CPP obtains monies from a compulsory national  contributory pension plan in which all  provinces  other than Quebec  participate.  Each  month,  the net cash flow is invested  in  non-marketable  securities  issued by participating  provinces,  agents of the Crown and the  Government  of Canada.  The  amount  available  to a  province  is based on the proportion of total contributions coming from that province.

                                                           Borrowing Program

                                                                                                                              Current
                                                                                                                  Actual      Outlook
                                                                                        2002-03(1)  2003-04(1)  2004-05(1)  2005-06(2)
                                                                                                       (in millions)
Debt Issues.........................................................................   $   19,034  $    28,178 $   26,141  $   26,911
Retirements:
  Publicly Held Debt................................................................       14,851       15,625     15,861      18,632
  Canada Pension Plan...............................................................        1,295        1,201      1,133       1,214
  Ontario Teachers' Pension Fund....................................................          656          900        821       1,070
  Public Service Pension Fund.......................................................          132          147        166         180
  Ontario Public Service Employees' Union (“OPSEU”) Pension Plan....................           62           70         79          86
  Municipal Employee Retirement Fund................................................          235          164          —           —
  Other.............................................................................           39           34         13          18
                                                                                           17,270       18,141     18,073      21,200
Net Debt Retirements/(Issues).......................................................       (1,764)     (10,037)    (8,068)     (5,711)
Decrease/(Increase) in Deposits with the
  Province of Ontario Savings Office(3).............................................        2,438            —          —           —
Other Items(4)......................................................................       (2,555)       3,240       (281)      2,249
Acquisition less Amortization of Tangible Capital Assets............................          496          427        550         993
Increase/(Decrease) in Cash, Cash Equivalents and Temporary
  Investments(5)....................................................................        1,502          887      6,244           —
Surplus/(Deficit)...................................................................   $      117  $    (5,483)$   (1,555) $   (2,369)
__________

Source: Ontario Ministry of Finance.

(1)   2002-03 to 2004-05 refers to information presented in the Public Accounts of Ontario, Consolidated Statement of Cash Flows.

(2)   Current  Outlook  2005-06  refers to information  presented in the 2005 Ontario  Budget and updated in the 2005 Ontario  Economic
      Outlook and Fiscal Review.

(3)   The Province of Ontario Savings Office was sold for $48.5 million on March 31, 2003.

(4)   Accruals,  Consolidations  and net borrowing on behalf of agencies and liability for retirement  benefits are grouped under other items.

(5)   The  Increase/(Decrease)  in Cash, Cash Equivalents and Temporary  Investments in 2004-05 represents  $6.2 billion of pre-funding for the 2005-06 Total Long-Term Public Borrowing Requirement.

(2) Assets and Liabilities

(i) General

    Two features of Ontario's accounting and financing policies have a material effect on the reporting of assets and liabilities:  the treatment of physical assets and the intermediary aspect of centralized financing.

    Starting in 2002-03,  major tangible capital assets owned by the Province (land,  buildings and transportation  infrastructure) are accounted for on a full accrual  accounting  basis.  Other tangible capital assets owned by the Province will be reported in subsequent years.

    The intermediary  activity of borrowing on behalf of provincially  created bodies creates assets and  liabilities.  These would not appear if the bodies were funded  independently  or through a provincial  guarantee.  This  borrowing  action  increases the Province's debt.  The related asset arises  because the  government  is funding,  through loans and  investments,  expenses that are  administered outside a government ministry.

    Activities so funded are expected to generate  sufficient  return to repay the principal and interest.  However,  the recipients of the advances and investments are not always required to produce a profit, and some are not self-sustaining.

(ii) Assets

                                                           Summary of Assets

                                                                                                               As at March 31,   % Of
                                                                                                                    2005         Total
                                                                                                                  (in millions)
Financial Assets:
  Cash and Cash Equivalents..............................................................................        $  10,165        24.7
  Temporary Investments..................................................................................            4,188        10.2
  Accounts Receivable....................................................................................            6,316        15.4
  Loans Receivable and Other Assets......................................................................            8,180        19.9
  Investment in Government Business Enterprises..........................................................           12,243        29.8
                                                                                                                 $  41,092       100.0
Non-Financial Assets:
  Tangible Capital Assets................................................................................        $  14,919       100.0
__________

Source: Ontario Ministry of Finance.

Cash and Temporary Investments

    Temporary  investments are recorded at the lower of cost or fair value and are mainly marketable,  short-term  securities issued or guaranteed by Canadian chartered banks and the provincial and federal governments.

    Between April 1, 2004 and March 31,  2005, the month-end level of cash and temporary investments varied from a low of approximately
$3,804 million to a high of approximately  $13,114 million.  The cash and temporary investments are used to accommodate  differences in revenue and expense flows during each fiscal year and to provide flexibility for debt management.

Accounts Receivable

    Accounts  receivable  comprise  taxes  receivable,  receivables  from the  Government  of Canada  and other  receivables.  Accounts receivables are recorded at cost less a provision for doubtful accounts when collectibility is considered doubtful.

Loans Receivable and Other Assets

    Loans receivable with significant  concessionary  terms are recorded at the date of issuance at face value discounted by the amount of the grant  portion.  The grant  portion is  recognized  as an expense at the date of  issuance  of the loan.  The amount of the loan discount  is  amortized  to  revenue  over the term of the loan.  Loans  receivable  include  amounts  owing from  government  business enterprises.

Investment in Government Business Enterprises

    Investment  in  Government  Business  Enterprises  represents  the net assets of government  business  enterprises  recorded on the modified equity basis as described under Principles of Consolidation.

    Government  business  enterprises  are defined as those Crown  corporations,  boards and  commissions  which have the financial and operating  authority to carry on a business,  have as their principal  activity and source of revenue the selling of goods and services to individual and  non-government  organizations  and are able to maintain their  operations and meet their  obligations  from revenues generated outside the government reporting entity.

    The activities of government business  enterprises are recorded in the financial statements under the modified equity method. Under this method,  government  business  enterprises are reported in accordance with accounting  principles  generally accepted for business enterprises.  Their combined net assets are included in the financial  statements as Investment in Government  Business  Enterprises on
the  Consolidated  Statement  of  Financial  Position and their  combined  net income is shown as a separate  item on the  Consolidated
Statement of Operations. This method does not require the elimination of inter-organizational balances.

Tangible Capital Assets

    Tangible  capital assets are recorded at historical  cost.  Historical cost includes the costs directly related to the acquisition,
design,  construction,   development,  improvement  or  betterment  of  tangible  capital  assets.  Cost  includes  overheads  directly attributable to  construction  and development but excludes  interest.  Estimated  historical cost is used to record existing  tangible capital assets when actual cost is unknown.

(iii) Liabilities

Overview

    Liabilities  include debt issued for Provincial purposes and for Ontario Electricity  Financial  Corporation,  accounts payable and accrued  liabilities,  pension  liabilities for the Public Service Pension Plan, the Ontario Public Service  Employees' Union (“OPSEU”)
Pension Plan, the Ontario Teachers' Pension Plan, Power Purchase Contracts, Nuclear Funding Liability and other liabilities.

                                                        Summary of Liabilities

                                                                                                           As at March 31,
                                                                                                                2005       % of Total
                                                                                                                (in millions)
Liabilities:
Publicly Held Debt(1)................................................................................       $   130,988        72.1
Non-Publicly Held Debt
  Canada Pension Plan................................................................................            10,233         5.6
  Ontario Teachers' Pension Fund.....................................................................             8,666         4.8
  Canada Mortgage and Housing Corporation............................................................             1,003         0.5
  Public Service Pension Fund........................................................................             2,886         1.6
  Ontario Public Service Employees' Union (“OPSEU”) Pension Fund.....................................             1,371         0.7
  Other..............................................................................................             1,230         0.7
                                                                                                                 25,389        13.9
Total Debt Issued....................................................................................           156,377        86.0
Accounts Payable and Other Liabilities...............................................................            18,435        10.1
Power Purchase Contracts.............................................................................             3,785         2.1
Nuclear Funding Liabilities..........................................................................             1,410         0.8
Pensions and Other Employee Future Benefits..........................................................             1,747         1.0
Total Liabilities....................................................................................       $   181,754       100.0
Obligations guaranteed(2)............................................................................       $     3,200       100.0
Total obligations guaranteed(3)......................................................................       $     3,200       100.0
__________

Source: Ontario Ministry of Finance.

(1)   All balances are expressed in Canadian dollars.  The balances above reflect the effect of related  derivatives  contracts entered into by the  Province.  See “4. Public Debt —  (5) Financial  Tables —  I. Summary  of Net Debt and  Accumulated  Deficit —  Risk
      Management and Derivative Financial Instruments”.

(2)   These are outstanding loans guaranteed and other contingencies.

(3)   In addition to the above  reported  obligations,  the Province has entered into the  following  agreements:  Social  Housing Loan
      Insurance Agreements.

    For all  non-profit  housing  projects in the  provincial  portfolio,  the Province is liable to  indemnify  and  reimburse  Canada
    Mortgage and Housing  Corporation  (“CMHC”) for any net costs,  including any  environmental  liabilities,  incurred as a result of project  defaults,  directly  or  indirectly,  through  the  Ministry of  Municipal  Affairs  and  Housing or the  Ontario  Housing
    Corporation.  At  March 31,  2005,  there were  $8.8 billion  (2004,  $9.0 billion)  of mortgage  loans  outstanding.  As operating subsidies  provided are sufficient to ensure that all mortgage  payments can be made when due, default is unlikely.  To date, there have been no claims for defaults on insured  mortgage  loans.  Ontario Nuclear Funds  Agreement.  See “4. Public Debt  — (2) Assets
    and Liabilities, (iii) Liabilities — Ontario Electricity Industry”.

Publicly Held Debt

    Publicly  held debt is debt  issued  to the  general  public.  As at  March 31,  2005,  the total  publicly  held debt  issued  was
$130,988 million,  $98,695 million of which was issued in Canadian dollars (includes $3,747 million of treasury bills), $24,638 million in U.S. dollars (which includes  $269 million in U.S. commercial  paper),  $2,367 million in Japanese Yen,  $3,472 million in Euros and
$1,816 million in other currencies.

    From April 1,  2005 through  November 25,  2005, the Province announced public offerings of bonds and notes totaling  approximately
$11.9 billion  of which  $10.5 billion  were for provincial  purposes and $1.4 billion was debt incurred for the OEFC. The tables below provide a summary of the  publicly  held debt issued by the  Province  from  April 1,  2005 through  November 25,  2005 for  provincial purposes.

                                          Debt Issued by the Province for Provincial Purposes

                                                                                                                  Principal
Date of Issue                                             Date of Maturity  Interest Rate %        Funds        (in millionsReferences
04-Apr-2005                                                    19-May-2010          4.000       Canadian $           500.0        (1)
08-Apr-2005                                                    06-Apr-2009     3 CBA+0.01       Canadian $            50.0    (3) (4)
24-May-2005                                                    02-Jun-2020          4.850       Canadian $            25.0    (1) (5)
24-May-2005                                                    02-Jun-2018          5.500       Canadian $            25.0   (1) (13)
25-May-2005                                                    02-Jun-2020          4.850       Canadian $            41.0    (1) (5)
27-May-2005                                                    08-Mar-2015          4.500       Canadian $           500.0   (1) (12)
30-May-2005                                                    02-Jun-2018          5.500       Canadian $            25.0   (1) (13)
03-Jun-2005                                                    02-Jun-2020          4.850       Canadian $            48.0    (1) (5)
06-Jun-2005                                                    02-Jun-2035          5.600       Canadian $           500.0   (1) (14)
06-Jun-2005                                                    02-Jun-2020          4.850       Canadian $            44.0    (1) (5)
16-Jun-2005                                                   16-June-2015          6.250       New Zealand $        750.0   (1) (15)
17-Jun-2005                                                   17-June-2007        Step-up       Canadian $            40.0    (1) (6)
20-Jun-2005                                                   17-June-2007        Step-up       Canadian $            35.0        (7)
21-Jun-2005                                                       Variable       Variable       Canadian $         1,833.7       (17)
21-Jun-2005                                                   21-June-2007        Step-up       Canadian $            25.0        (8)
21-Jun-2005                                                   21-June-2007        Step-up       Canadian $            25.0        (9)
29-Jun-2005                                                   02-June-2016        Step-up       Canadian $           200.0       (10)
29-Jun-2005                                                   29-June-2015          2.125       Swiss Franc          200.0   (2) (16)
05-Jul-2005                                                    02-Jun-2035          5.600       Canadian $           500.0   (1) (14)
05-Jul-2005                                                    05-Jul-2010        Step-up       Canadian $            75.5       (11)
22-Jul-2005                                                    08-Mar-2015          4.500       Canadian $           500.0   (1) (12)
09-Aug-2005                                                    02-Jun-2018          5.500       Canadian $            50.0   (1) (13)
10-Aug-2005                                                    02-Jun-2018          5.500       Canadian $            35.0   (1) (13)
12-Aug-2005                                                    02-Jun-2035          5.600       Canadian $           500.0   (1) (14)
17-Aug-2005                                                    17-Aug-2015           7.75       South African Rand   300.0   (2) (18)
22-Aug-2005                                                    22-Aug-2007        Step-up       Canadian $            45.0   (1) (19)
22-Aug-2005                                                    02-Dec-2016        Step-up       Canadian $           100.0   (1) (20)
26-Aug-2005                                                    08-Mar-2015          4.500       Canadian $           500.0   (1) (12)
30-Aug-2005                                                    02-Jun-2020          4.850       Canadian $            25.0    (1) (5)
31-Aug-2005                                                    02-Jun-2045          4.500       Canadian $            25.0        (1)
08-Sep-2005                                                    08-Sep-2014          2.000       Swiss Franc          200.0        (2)
09-Sep-2005                                                    19-Nov-2008          4.400       Canadian $           250.0        (1)
12-Sep-2005                                                    02-Dec-2039          5.700       Canadian $           100.0   (1) (21)
13-Sep-2005                                                    02-Jun-2035          5.600       Canadian $           500.0   (1) (14)
21-Sep-2005                                                    21-Sep-2007        Step-up       Canadian $            35.0   (1) (22)
21-Sep-2005                                                    13-Jul-2034        Step-up       Canadian $            47.5   (1) (23)
22-Sep-2005                                                    22-Sep-2007        Step-up       Canadian $            25.0       (24)
22-Sep-2005                                                    13-Jul-2040          6.200       Canadian $            50.0        (1)
26-Sep-2005                                                    26-Sep-2007        Step-up       Canadian $            25.0   (1) (25)
05-Oct-2005                                                    02-Oct-2010        Step-up       Canadian $           200.0   (1) (20)
05-Oct-2005                                                    02-Dec-2016          5.700       Canadian $           100.0   (1) (21)
12-Oct-2005                                                    12-Dec-2039          6.375       New Zealand $        250.0        (2)
21-Oct-2005                                                    21-Oct-2015     3 CBA+0.03       Canadian $           250.0   (3) (26)
28-Oct-2005                                                    02-Jun-2045          4.500       Canadian $            75.0        (1)
28-Oct-2005                                                    02-Dec-2039          5.700       Canadian $           100.3   (1) (21)
31-Oct-2005                                                    02-Jun-2045          4.500       Canadian $            50.0        (1)
31-Oct-2005                                                    31-Oct-2007        Step-up       Canadian $            50.0   (1) (27)
04-Nov-2005                                                    04-Nov-2007        Step-up       Canadian $            35.0   (1) (28)
15-Nov-2005                                                    01-Dec-2010          4.000       Canadian $           200.0        (2)
18-Nov-2005                                                    02-Dec-2039          5.700       Canadian $           100.0   (1) (21)
18-Nov-2005                                                    02-Jun-2018          5.500       Canadian $            50.0   (1) (13)
21-Nov-2005                                                    08-Mar-2008          3.875       Canadian $           500.0        (1)
21-Nov-2005                                                    02-Dec-2039          5.700       Canadian $           100.0   (1) (21)
22-Nov-2005                                                    02-Dec-2039          5.700       Canadian $            50.0   (1) (21)
__________

*       3 CBA is 3-month Canadian Bankers' Acceptances Rate.

(1)     Interest paid semi-annually.

(2)     Interest paid annually.

(3)     Interest paid quarterly.

(4)     During the 2005-06 fiscal year, Series DMTN143 was re-opened once, bringing the total issue size to $550 million.  In addition, the Province  entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of 4.57%.

(5)     During the 2005-06 fiscal year, Series DMTN140 was re-opened five times, bringing the total issue size to $354 million.

(6)     Bonds are extendible at the option of the Province on the initial maturity date of June 17,  2007 and on each extended maturity date thereafter to the final maturity date of June 17,  2017.  Interest is payable  semi-annually at 4.0% in year 1-2, 4.05% in year 3-4,  4.1% in year 5-6,  4.15% in year 7-8, 4.2% in year 9, 4.25% in year 10, 4.75% in year 11 and 5.25% in final year. In addition,  the Province entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of 3.13%.

(7)     Bonds are extendible at the option of the Province on the initial maturity date of June 20,  2007 and on each extended maturity date thereafter to the final maturity date of June 20,  2017.  Interest is payable  semi-annually  at 4.0% in year 1-3, 4.2% in year 4-5,  4.25% in year 6-7,  4.3% in year 8-9,  4.5% in year 10, 5.0% in year 11 and 5.5% in final  year.  In  addition,  the
        Province entered into interest rate agreements that effectively  converted the interest rate obligation on this debt to a fixed rate of 3.09%.

(8)     Bonds are extendible at the option of the Province on the initial maturity date of June 21,  2007 and on each extended maturity date thereafter to the final maturity date of June 21,  2010.  Interest is payable  semi-annually at 3.05% in year 1-2, 3.7% in year 3,  4.0% in year 4 and 4.5% in final  year.  In  addition,  the  Province  entered  into  interest  rate  agreements  that effectively converted the interest rate obligation on this debt to a fixed rate of 3.13%.

(9)     Bonds are extendible at the option of the Province on the initial maturity date of June 21,  2007 and on each extended maturity date thereafter to the final maturity date of June 21,  2010.  Interest is payable  semi-annually  at 3.1% in year 1-2, 3.3% in year 3,  4.0% in year 4 and 4.7% in final  year.  In  addition,  the  Province  entered  into  interest  rate  agreements  that effectively converted the interest rate obligation on this debt to a fixed rate of 3.13%.

(10)    Bonds are  extendible  at the option of the bond  holders  on  June 2,  2016 to the final  maturity  date of  June 2,  2035 and exchangeable  for Series  DMTN119.  Interest  is payable  semi-annually  at 3.6% until  June 2,  2016 and 4.8%,  thereafter  if extended.  In addition,  the Province  entered into  interest  rate  agreements  that  effectively  converted the interest rate obligation on this debt to a fixed rate of 4.67%.

(11)    Bonds are callable at the option of the Province on July 5,  2007.  Interest is payable  semi-annually at 3.05% in year 1-2 and
        4.2% thereafter.  In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.13%.

(12)    During the 2005-06 fiscal year, Series DMTN135 was re-opened three times, bringing the total issue size to $2,000 million.

(13)    During the 2005-06 fiscal year,  Series DMTN79 was re-opened six times, bringing the total issue size to $395 million including
        $60 million for OEFC.

(14)    During the 2005-06 fiscal year, Series DMTN119 was re-opened four times, bringing the total issue size to $5,423 million.

(15)    The Province  entered into currency  exchange  agreements that  effectively  converted these New Zealand dollar  obligations to
        Canadian dollar  obligations at an exchange rate of 0.88973.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 4.26%.

(16)    The Province entered into currency  exchange  agreements that effectively  converted  174.5 million  Swiss franc obligations to
        Canadian dollar  obligations at an exchange rate of 0.99342.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligations to a fixed rate of 3.72%.

(17)    Ontario Savings Bonds  Series 2005 were available in various types,  maturities and interest rates.  This was eleventh issue of provincial savings bonds and the total proceeds from this issue were $1,833.7 million.

(18)    The Province  entered into currency  exchange  agreements that  effectively  converted these South African rand  obligations to
        Canadian dollar  obligations at an exchange rate of 0.18027.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligations to a fixed rate of 4.20%.

(19)    Bonds are  extendible  at the option of the  Province on the initial  maturity  date of  August 22,  2007 and on each  extended maturity date thereafter to final maturity date of August 22,  2017. Interest is payable  semi-annually at 4.1% in year 1-2 and
        4.2% in year 3, 4.25% in year 4, 4.3% in year 5, 4.4% in year 6, 4.5% in year 7, 4.6% in year 8, 4.75% in year 9,  5.0% in year
        10 and 5.5% in final year. In addition,  the Province  entered into interest rate  agreements  that  effectively  converted the interest rate obligation to a fixed rate of 3.25%.

(20)    Registered  bond  holder has the right to extend the bond on the  maturity  date of  December 2,  2016 to June 2,  2035  and/or exchange the bond for  Series DMTN119 at par.  Interest is payable  semi-annually at 3.75% until the maturity and thereafter at
        4.75% if extended.

(21)    During the 2005-06 fiscal year, Series NE was re-opened six times, bringing the total issue size to $1,324 million.

(22)    Bonds are  extendible  at the option of the Province on the initial  maturity date of  September 21,  2007 and on each extended maturity date thereafter to final maturity date of  September 21,2017.  Interest is payable  semi-annually  at 4.0% in year 1-2 and 4.1% in year 3-4,  4.2% in  year 5-6,  4.3% in year 7-8,  4.5% in year 9, 4.6% in year 10, 5.0% in year 11,  5.25% in final year. In addition,  the Province entered into interest rate agreements that effectively  converted the interest rate obligation to a fixed rate of 3.19%.

(23)    Interest is payable semi-annually at 15.0% until January 13, 2006 and thereafter at 5.0%.

(24)    Bonds are  extendible  at the option of the Province on the initial  maturity date of  September 22,  2007 and on each extended maturity date  thereafter to final maturity date of  September 22,  2010.  Interest is payable monthly at 3.25% in year 1-2 and
        3.5% in year 3, 3.75% in year 4 and  thereafter  at 4.0% until final  maturity  date.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.2%.

(25)    Bonds are  extendible  at the option of the Province on the initial  maturity date of  September 26,  2007 and on each extended maturity date  thereafter to final maturity date of  September 26,  2013.  Interest is payable monthly at 3.75% in year 1-2 and
        3.85% in year 3-4,  3.95% in year 5, 4.05% in year 6, 4.15% in year 7, 4.25% in year 8, 4.5 % in year 9, 5.0% in year 10,  5.5%
        in year 11 and 6.0% in final year. In addition,  the Province entered into interest rate agreements that effectively  converted the interest rate obligation to a fixed rate of 3.26%.

(26)    The Province entered into interest rate agreements that  effectively  converted the interest rate obligation to a fixed rate of
        4.34%.

(27)    Bonds are  extendible  at the option of the Province on the initial  maturity  date of  October 31,  2007 and on each  extended maturity date thereafter to final maturity date of April 30,  2013.  Interest is payable  semi-annually at 4.0% in year 1-2 and
        4.1% in year 3, 4.2% in year 4,  4.3% in year 5, 4.4% in year 6, 4.5% in year 7, 4.6% in year 8,  4.75% in year 9, 5.0% in year
        10, 5.5% in year 11 and 6.0% in final year. In addition,  the Province  entered into interest rate agreements that  effectively converted the interest rate obligation to a fixed rate of 3.55%.

(28)    Bonds are  extendible  at the option of the Province on the initial  maturity  date of  November 7,  2007 and on each  extended maturity date thereafter to final maturity date of November 4,  2010. Interest is payable semi-annually at 3.7% in year 1-2 and
        3.85% in year 3, 4.1% in year 4, 4.5% in final year.

                                          Debt Issued by the Province for Ontario Electricity
                                                    Financial Corporation (“OEFC”)

                                                                                                                Principal
Date of Issue                                            Date of Maturity Interest Rate %        Funds        (in millions)References
24-May-2005                                                  19-May-2009      4.000       Canadian $              500.0    (1)
06-Jun-2005                                                  02-Jun-2018      5.500       Canadian $               60.0    (1)
13-Jul-2005                                                  13-Jul-2012      5.500       Australian $            125.0    (2)
04-Oct-2005                                                  01-Dec-2036      2.000       Canadian $              700.0    (1) (3)
22-Nov-2005                                                  22-Nov-2010      7.750       South African Rand        300.0    (2)
__________

(1)   Interest paid semi-annually.

(2)   Interest paid annually.

(3)   This is a Real Return Bond linked to Canadian Consumer Price Index (“CCPI”), issued at base index of 127.54893.  Principal amount payable will be indexed on redemption date. Interest is payable  semi-annually at 2.0% on notional value calculated based on CCPI over base index on each coupon date.

Ontario Electricity Industry

    OEFC is the continued Ontario Hydro corporation,  a Crown agency,  responsible for the management of the debt and other liabilities of the former Ontario Hydro that were not  transferred  to successor  companies as part of the  restructuring  of Ontario Hydro in 1999 and includes the  administration  of certain power purchase  agreements with  non-utility  generators.  As at March 31,  2005, OEFC had total debt of $27.518 billion  (2004,  $27.553 billion),  excluding  short-term  overnight lending from the Province.  $16.8 billion of
OEFC's debt as at March 31, 2005 (2004, $16.4 billion) is held by the Province and included in total debt and other liabilities.

    Ontario Hydro's successor  companies include Ontario Power Generation Inc.,  (“OPG”),  a generation  business,  and Hydro One Inc.,
(“Hydro One”), a transmission and distribution  business,  both of which are wholly-owned by the Province. In addition, the Independent
Electricity  System Operator (“IESO”,  formerly,  until December 2004, the Independent  Electricity  Market Operator,  or “IMO”) is the
electricity system and market operator and the Electrical Safety Authority is responsible for electricity  safety inspection.  Pursuant to various transfer orders (“Transfer  Orders”),  assets of the former Ontario Hydro were transferred to OPG, Hydro One and the IESO in exchange for debt. The Province  assumed a portion of OPG's and Hydro One's debt in exchange for equity,  in order to provide them with commercially  acceptable capital structures.  As of March 31,  2005, OEFC held notes receivable in the amount of $3.3 billion from OPG,
$78 million from the IESO and $8.9 billion from the Province.

    The Electricity Act, 1998  (“Electricity  Act”) defines “stranded debt” as the amount of OEFC's debt and other liabilities that, in the opinion of the Minister of Finance,  cannot  reasonably be serviced and retired in a competitive  electricity  market.  On April 1,
1999,  the Ministry of Finance  estimated  the stranded  debt at  approximately  $20.9 billion.  OEFC's  unfunded  liability is the net deficiency of OEFC's assets over its  liabilities.  Unfunded  liability  represents  the stranded  debt  adjusted for  $1.5 billion  of additional  assets  transferred to OEFC on April 1,  1999, at which time the unfunded  liability was  $19.433 billion.  OEFC's unfunded liability at March 31, 2005 is $20.363 billion.

    As part of the  restructuring  of the electricity  sector,  a long-term plan was put in place which provides for certain  dedicated revenue  streams for servicing and repayment of OEFC's debt and other  liabilities.  These revenue  streams are  established  under the
Electricity Act and include  payments-in-lieu  of property taxes and federal and provincial  corporate income and capital taxes paid by
OPG, Hydro One and the municipal electric utilities.

    The Province receives  dividend  payments on its investments in OPG and Hydro One. Pursuant to the government's  commitment to keep electricity  income in the  electricity  sector,  the  combined  net income of OPG and Hydro One in excess of the  Province's  interest expenditure on its investment in the companies is allocated to OEFC for purposes of debt retirement.

    Residual  stranded debt is the portion of OEFC's stranded debt that cannot be serviced by the foregoing  dedicated revenue streams.
The residual  stranded debt was estimated at $7.8 billion on April 1,  1999. The Electricity Act provides for a debt retirement  charge of  0.7 cents  per kilowatt  hour to be levied on Ontario  electricity  users.  This charge,  collected by the IESO,  distributors  and retailers, is payable to OEFC until residual stranded debt is retired.

    The Electricity Act and the Ontario Energy Board Act, 1998 (“OEB Act”) set out the legislative  framework for Ontario's competitive electricity  market and  restructuring of Ontario Hydro.  Open,  non-discriminatory  access to transmission  and  distribution  systems commenced  May 1,  2002.  Effective  December 1,  2002,  amendments to the OEB Act fixed the commodity  price payable by low volume and designated  consumers.  OEFC was  responsible  for covering any  shortfall  between that price and the market price until  December 31,
2004, when that  responsibility  was assumed by the newly-created  Ontario Power Authority  (“OPA”).  As of April 1,  2005, the Ontario
Energy Board (“OEB”) assumed  responsibility  for setting the commodity price payable by low volume and designated  consumers under the
Regulated Price Plan (“RPP”).  The OPA finances any shortfall  between OEB regulated  prices under the RPP and market prices,  with any shortfall to be recovered through the setting of RPP prices in the following period.

    During fiscal year 2001-02,  the Province,  OPG and certain  subsidiaries  of OPG entered into the Ontario  Nuclear Funds Agreement
(“ONFA”) to establish,  fund and manage segregated funds to ensure that sufficient funds are available to pay for costs of managing and disposing of nuclear waste and decommissioning  nuclear generating  stations.  ONFA became effective on July 24,  2003. Under ONFA, OPG is required to make  quarterly  payments to the funds that,  together with income earned and a contribution  made by OEFC,  would cover all currently  estimated  costs. The Province is liable to make payments should the cost estimate for nuclear used fuel management rise above  specified  thresholds,  for a fixed  volume  of  used  fuel.  The  Province  is also  obligated  under  ONFA to make  additional contributions  to the used fuel fund if that fund earns less than 3.25% over the Ontario  consumer price index.  If the earnings on the assets in the fund exceed the specified rate, the Province is entitled to the excess.

    Effective  July 31,  2003, two agreements came into effect to satisfy the Canadian  Nuclear Safety  Commission  (“CNSC”)  licensing requirements for financial  guarantees in respect of OPG's nuclear  decommissioning  and waste management  obligations.  One agreement, between the  Province,  OPG and the CNSC,  gives the CNSC access to the  segregated  funds  established  under ONFA.  The Province also provided a direct provincial  guarantee to the CNSC of the cost of OPG's nuclear  decommissioning  and waste management in an amount up to  $1.51 billion  which relates to the portion of the costs not funded by the segregated  funds. OPG pays the Province a guarantee fee of 0.5% of the amount guaranteed by the Province on an annual basis.

    Subject to deductibles of $20 million and $10 million  respectively,  OEFC has agreed to indemnify OPG and Hydro One in respect of:
(i) the  failure of the Transfer  Orders to transfer any asset,  right or thing,  or any interest  therein  related to their  business;
(ii) any adverse claims or interests,  including those of the Crown, subject to certain exclusions,  or any deficiency or lack of title in respect of any asset,  right or thing or any  interest  therein,  which was  intended to be  transferred;  and  (iii) the  creation, treatment,  payment to or from or other dealing with any equity account of Ontario Hydro,  including with respect to certain litigation relating thereto. The Province has guaranteed the obligations of OEFC under the indemnity.

Non-Publicly Held Debt

    Non-publicly  held debt is debt issued to certain  public sector pension plans or the Federal  Government  and its agencies.  As of
March 31,  2005,  approximately  14.6% of total  liabilities  were in the form of  non-publicly  held debt.  Non-publicly  held debt is composed almost  exclusively of debt to pension plans, the two largest  components being Ontario  Teachers'  Pension Fund debt (5.0% of total liabilities) and CPP debt (5.9% of total liabilities).

Accounts Payable and Accrued Liabilities

    Accounts payable and accrued liabilities  comprise transfer payments,  interest on publicly held debt, salaries,  wages,  benefits, materials, supplies, and deferred revenue.

Pensions and Other Employee Future Benefits

                                                                                                                   As at March 31,
Pensions and Other Employee Future Benefits Liability (Asset)                                                     2005        2004
                                                                                                                   (in millions)
Obligation for benefits...................................................................................    $    59,566 $    55,782
Less: plan fund assets....................................................................................        (60,389)    (57,863)
Unamortized actuarial gains/(losses)......................................................................          1,170       2,518
Adjustments(1)............................................................................................          1,400       1,363
Total.....................................................................................................    $     1,747 $     1,800
__________

(1)   Adjustments  consist of:  i) differences  for amounts  reported by the pension plans at  December 31,  instead of the  Province's year-end of March 31;  ii) unamortized  difference  between employer and employee  contributions  for jointly  sponsored  pension
      plans;   iii) unamortized  employee  contribution  reductions  for  solely  sponsored  plans;  iv) unamortized  initial  unfunded liabilities  of jointly  sponsored  plans;  and  v) amounts  payable by the Province that are reflected as  contributions  in the pension plan assets.

Pensions

    The Province  sponsors  several pension plans. It is the sole sponsor of the Public Service Pension Plan (“PSPP”) and joint sponsor of the Ontario Public Service Employees Union (“OPSEU”) Pension Plan, and the Ontario Teachers' Pension Plan (“OTPP”).

    These three plans are  contributory  defined benefit plans that provide Ontario  government  employees and elementary and secondary school teachers and administrators  with a guaranteed amount of retirement  income.  Benefits are based primarily on the best five-year average  salary of members and their length of service,  and are indexed to changes in the Consumer  Price Index to provide  protection against  inflation.  Plan members  normally  contribute  between 7 and 9 per cent of their salary to these plans.  The Province matches these contributions.

    Funding of these plans is based on statutory  actuarial  funding  valuations  undertaken  at least every three years.  The Province contributed  $708 million  to the OTPP in  2004-05  (2003-04,  $683 million),  $124 million  to the PSPP  (2003-04,  $108 million)  and
$135 million to the OPSEU Pension Plan (2003-04, $118 million).  During calendar year 2004, the OTPP paid benefits, including transfers to other plans of $3.4 billion (2003,  $3.2 billion),  the PSPP paid $799 million (2003,  $770 million) and the OPSEU Pension Plan paid
$493 million  (2003,  $476 million).  Under  agreements  between the  Province  and OPSEU,  and between  the  Province  and the Ontario
Teachers' Federation (“OTF”), gains and losses arising from statutory actuarial funding valuations are shared by the co-sponsors.

    The  government's  best  estimate  of the future  annual  inflation  rate used in the pension and other  employee  future  benefits calculations  is  2.5 per cent,  the salary  escalation  rate is  3.5 per cent,  the discount  rate and the expected  rate of return on pension plan assets are  7 per cent  for OTPP,  6.5 per cent  for PSPP and  6.75 per cent  for OPSEU Pension Plan.  Actuarial  gains or losses are amortized over periods of 10 to 13 years.

    The Province is also responsible for sponsoring the Ontario Teachers'  Retirement  Compensation  Arrangement and the Public Service
Supplementary  Benefits  Plan.  Expenses and  liabilities  of these plans are included in the Pensions  Expense and Pensions  Liability reported in the financial statements.

Other Employee Future Benefits

    Other Employee Future Benefits includes non-pension  retirement benefits,  post-employment  benefits and compensated absences.  The discount rate used in the Other Employee Future Benefits (except retirement benefits) calculation for 2004-05 is 5.25 per cent.

    PSAB has issued recommendations on post-employment  benefits,  compensated absences and termination benefits with an implementation date for fiscal years beginning after January 1,  2004.  Consequently,  in 2004-05,  the Province refined its method of calculating the liability and expense of termination pay and workers' compensation benefits in accordance with PSAB's  recommendations.  Also, starting with 2004-05,  liabilities for long-term  disability  benefits,  continuation of benefits for employees on long-term  disability and/or workers'  compensation,  and  compensated  absences  that can be  carried  over more than one year are now  accrued  in the  Province's financial statements, calculated on an actuarial basis using the government's borrowing rate as the discount rate.

    The cumulative  effect of these changes has resulted in a $255 million  increase in the Pensions and Other Employee Future Benefits
Liability as at April 1, 2004 with a corresponding increase in the 2004-05 Pensions and Other Employee Future Benefits Expense.

Other Employee Future Benefits — Retirement Benefits

    The Province  provides dental,  basic life insurance,  supplementary  health and hospital  benefits to retired  employees through a self-insured,  unfunded  defined  benefit  plan.  The  Province  paid  $95 million  for  benefits  under the plan in 2004-05  (2003-04,
$97 million).  The liability for non-pension retirement benefits of $2.1 billion as at March 31, 2005 (2004,  $2.0 billion) is included in the Other Employee Future Benefits  Liability.  The expense for 2004-05 of $221 million  (2003-04,  $162 million) is included in the
Other Employee Future Benefits Expense.

    The  discount  rate used in the other  retirement  benefits  calculation  for 2004-05 is  5.75 per cent  (2003-04,  5.60 per cent).
Subsequent to March 31,  2005, the Province entered into an agreement with OPSEU to change various  supplemental  health benefits.  The cost of these changes of $211 million will be included in the 2005-06 Other Employee Future Benefits Expense.

Other Employee Future Benefits — Post-Employment Benefits

    The Province provides employees who have completed 5 years of service,  termination pay equal to one week's salary for each year of service up to a maximum of 50 per cent  of their annual salary.  Employees who have completed one year of service but less than 5 years are also entitled to termination  pay in the event of death,  retirement or release from  employment.  The termination pay benefits are unfunded and are  administered  by the Province.  The Province paid out  $43 million in termination  pay in 2004-05.  The liability for termination  pay of  $777 million  as at  March 31,  2005  (2004,  $858 million)  is  included in the Other  Employee  Future  Benefits
Liability.  The expense for 2004-05 of ($39 million) (2003-04,  $54 million),  including a $112 million reduction in the liability as a result of a change in estimation method, is included in the Other Employee Future Benefits Expense.

    The Province also provides on a self-insured  basis  workers'  compensation  benefits,  long-term  disability  benefits and regular benefits to employees  who are on workers'  compensation  and/or  long-term  disability.  The liability  for workers'  compensation  of
$349 million  as at March 31,  2005 (2004,  $268 million)  net of deposits of $3 million  (2004,  $5 million)  is included in the Other
Employee Future Benefits  Liability.  The expense for 2004-05 of $120 million  (2003-04,  $73 million)  including a $39 million payment made in 2004-05 (2003-04,  $45 million) is included in the Other Employee Future Benefits Expense.  The 2004-05 expense also includes a
$92 million increase in the liability as a result of a change in estimation method.

    The unfunded liability for long-term  disability benefits of $183 million as at March 31,  2005 is net of deposits of $321 million, and is included in the Other Employee Future Benefits  Liability.  The 2004-05 expense of $232 million  included a $47 million  payment for  long-term  disability  benefits in 2004-05  (2003-04,  $45 million)  and the impact of  compliance  with PSAB  recommendations  on long-term disability benefits.

Other Liabilities

    Other Liabilities include deferred revenues,  Electricity Consumer Price Protection Fund (estimated surplus for the period April 1,
2004 to March 31,  2005 to be returned to eligible  consumers),  pension and benefit funds related to the  Provincial  Judges'  Pension
Fund and the Deputy Ministers' Supplementary Benefit Account, externally restricted funds and other miscellaneous liabilities.

Claims Against the Crown

    Of the claims outstanding  against the Crown in Right of Ontario as at March 31,  2005, 78 were for amounts over $50 million each —
See “Volume 1,  2004-2005  Public  Accounts of Ontario,  Section 4”  (82 including  claims over  $50 million  against Crown agencies as reported in the  Consolidated  Financial  Statements  contained in the 2004-2005  Public Accounts of Ontario).  These claims arise from legal action,  either in progress or  threatened,  in respect of  aboriginal  land claims,  breach of contract,  damages to persons and property and like items.  As of December 2,  2005 there were 83 claims  outstanding  against the Crown in Right of Ontario,  which were for amounts over  $50 million  each.  The cost to the Province,  if any,  cannot be determined  because the outcome of these actions is uncertain.

                                                                 Debt
                                               Selected Characteristics by Type of Issue

                                                         As at March 31, 2005

                                                                                                             Average
                                                                                                  Average  Annual Cost  Average Annual
                                                                                   As a PercentageTerm to    to the     Rate of Growth
                                                                                      of Total   Maturity   Province       2001-2005
                                                                                         (%)      (Years)      (%)            (%)
Debt
Publicly Held Debt
  Debentures & Bonds(1).......................................................           70.0        9.8       5.7             5.1
  Treasury Bills..............................................................            2.1        0.3       3.2            (7.9)
Non-Publicly Held Debt
  Canada Pension Plan.........................................................            5.6        8.9       8.6            (4.8)
  Ontario Teacher's Pension Fund..............................................            4.8        3.4      11.7            (6.7)
  Ontario Public Service Employees' Union Pension Plan (“OPSEU”)..............            0.7        6.0      12.1            (4.0)
  Public Service Pension Fund.................................................            1.6        6.0      12.1            (4.0)
  Canada Mortgage and Housing Corporation.....................................            0.5       14.9       7.3            (3.2)
  Ontario Municipal Employees' Retirement Fund................................            0.1        1.8       9.8           (30.2)
  Other.......................................................................            0.6       22.7       4.9            64.4
                                                                                         86.0        9.2       6.4
Other Liabilities.............................................................           14.0        N/A         —            (3.6)
Total.........................................................................          100.0        N/A       N/A             1.6
__________

(1)   All balances are expressed in Canadian dollars.  The balances above reflect the effect of related  derivatives  contracts entered into by the Province.  See  “4. Public  Debt —  (5) Financial  Tables —  I. Summary of Net Debt and  Accumulated  Deficit —  Risk
      Management and Derivative Financial Instruments”.

Debt Record

    The Province has never  defaulted on the payment of principal or interest on any of its  obligations.  Payments have been made when due, subject during wartime to any applicable laws and regulations forbidding such payments.

Debt Maturity and Interest Charges

    As at March 31,  2005,  approximately  53.6% of the total debt issued for  provincial  purposes  and OEFC Program was  scheduled to mature within the next five years and 72.1% within the next 10 years.  Interest charges on total debt were  $9,368 million  for 2004-05 and are estimated to be $9,571 million for fiscal 2005-06 on an accrual and consolidation basis of accounting.

                                                        Debt Maturity Schedule

                                                         As at March 31, 2005

                                                                                            Total Debt(1)
                                                                                      Publicly HelNon-Publicly
Year Ending March 31,                                                                     Debt      Held Debt      Total    % Of Total
                                                                                                      (in millions)
2006..............................................................................    $    21,456  $    2,617  $    24,073      15.4
2007..............................................................................         12,821       2,043       14,864       9.5
2008..............................................................................          9,941       2,836       12,777       8.2
2009..............................................................................         16,734       2,542       19,276      12.3
2010..............................................................................          9,813       2,945       12,758       8.2
2006-2010.........................................................................         70,765      12,983       83,748      53.6
2011-15...........................................................................         21,623       7,371       28,994      18.5
2016-20...........................................................................          1,620       1,376        2,996       1.9
2021-25...........................................................................          6,903       3,253       10,156       6.5
2026-30...........................................................................         14,775         218       14,993       9.6
2031-55...........................................................................         15,302         188       15,490       9.9
                                                                                      $   130,988  $   25,389  $   156,377     100.0
__________

(1)   All balances are expressed in Canadian dollars.  The balances above reflect the effect of related  derivatives  contracts entered into by the  Province.  See “4. Public Debt —  (5) Financial  Tables —  I. Summary  of Net Debt and  Accumulated  Deficit —  Risk
      Management and Derivative Financial Instruments”.

(3) Consolidated Debt of the Ontario Public Sector

Overview

    While  centralized  financing is prominent in Ontario,  not all funding of the public sector is shown on the  Province's  financial statements.  Since the responsibilities  assigned to the Canadian provinces by the Constitution are uniform (although not all provinces have chosen to assume the same set of responsibilities),  interprovincial  comparisons are more clearly facilitated by the presentation of the  consolidated  debt.  This  method  of  presenting  public  sector  debt is not  affected  by the  degree of  centralization  or decentralization  of Provincial  public sector  financing.  Included in the total is the debt of  municipalities  with separate revenue sources, and all of the sector's revenue sources under provincial jurisdiction.

                                            Consolidated Debt of the Ontario Public Sector

                                                                                                               As at
                                                                                                          March 31, 2005    % Of Total
                                                                                                                (in millions)
Net Debt(1)..........................................................................................       $   140,662         90.5
Obligations Guaranteed(2)............................................................................             3,200          2.1
Other Public Sector Debt(3)..........................................................................            12,863          7.4
Total Consolidated Debt of the Ontario Public Sector.................................................       $   156,725       100.00
__________

Source: Ontario Ministry of Finance.

(1)   Net debt  represents  the difference  between  liabilities  and financial  assets.  Net debt does not take into account  tangible capital assets of $14,919 million as at March 31,  2005 (2004,  $14,369 million) as these assets are used to provide services and are not available to discharge liabilities.

(2)   A provision  of  $409 million  as at  March 31,  2005 (2004,  $397 million)  based on an estimate of the likely loss arising from guarantees  under the Ontario Student Support Program has been expensed and is reflected in the accrued  liabilities for transfer payments.

(3)   Other Public Sector Debt comprises local government debt of $6,822 million and schools', colleges',  universities' and hospitals'
      debt of $6,041 million.

(4) Selected Debt Statistics

    The following  table  examines the  Consolidated  Debt of the Ontario  Public  Sector in absolute  terms and in relation to certain provincial economic indicators.

                                            Consolidated Debt of the Ontario Public Sector

                                                                                                                              Average
                                                                                                                              Annual
                                                                                                                              Rate of
                                                                                                                              Growth
                                                                                        As at March 31,                      2001-2005
                                                                     2001        2002        2003        2004        2005%
                                                                               (in millions unless otherwise indicated)
Consolidated Debt.............................................   $   142,546 $   142,121 $   146,451 $   151,661 $  156,725     1.6
Consolidated Debt per Capita..................................        12,186      11,948      12,135      12,393     12,632     0.1
Consolidated Debt/Personal Income (%).........................          41.1        39.5        39.5        39.8        39.6   (2.4)
Consolidated Debt/GDP (%).....................................          32.9        32.0        31.4        30.7        30.3   (3.1)
__________

Sources: Ontario Ministry of Finance.

                                                          The Canadian Dollar

    Recent high and low exchange rates for the Canadian dollar in terms of United States cents are as follows:

                                                                                                                             Jan 1-
                                                                                                                             Nov 25
                                                                                          2000   2001   2002   2003  2004     2005
High..................................................................................    69.02  66.95  66.18  77.38 84.93    86.13
Low...................................................................................    64.84  62.42  61.99  63.31 71.59    78.72
__________

Source: Bank of Canada.

(5) Financial Tables

I.     Summary of Net Debt and Accumulated Deficit

                                                                                              As at March 31,
                                                                        2001         2002        2003         2004          2005
                                                                                              (in millions)
Non-Publicly Held Debt
  Minister of Finance of Canada:
  Canada Pension Plan.............................................  $    12,709  $    11,944 $    10,746  $    10,233  $    10,233
  Ontario Teachers' Pension Fund.........................................11,535       11,043      10,387        9,487        8,666
  Canada Mortgage and Housing Corporation.................................1,147        1,116       1,078        1,047        1,003
  Public Service Pension Fund.............................................3,446        3,331       3,200        3,052        2,886
  Ontario Public Service Employees' Union (“OPSEU”)
    Pension Fund..........................................................1,637        1,582       1,520        1,450        1,371
  Other...................................................................  657          581         356        1,096        1,230
                                                                    $    31,131  $    29,597 $    27,287  $    26,365  $    25,389
Publicly Held Debt
  Debentures and Bonds(1)...........................................$....99,008  $    99,990 $   102,958  $   116,732  $   125,280
  Treasury Bills..........................................................4,814        5,108       6,274        3,359        3,747
  U.S. Commercial Paper(1)................................................  959        1,566       1,515        1,156          269
  Ontario Strategic Financing Authority (“OSIFA”).........................    —            —           —          323        1,288
  Other...................................................................  447          447         438          422          404
  Deposits with the Province of Ontario Savings Office
     (“POSO”)(2)..........................................................2,482        2,438           —            —            —
                                                                    $   107,710  $   109,549 $   111,185  $   121,992  $   130,988
Total Debt..........................................................$...138,841  $   139,146 $   138,472  $   148,357  $   156,377(5)
Other Net (Assets)/Liabilities(3)........................................(6,345)      (7,025)     (5,825)      (9,800)     (15,715)
Net Debt............................................................$...132,496  $   132,121 $   132,647  $   138,557  $   140,662
Less: Tangible Capital Assets(4)..........................................    —            —     (13,942)     (14,369)     (14,919)
Accumulated Deficit.................................................$...132,496  $   132,121 $   118,705  $   124,188  $   125,743
__________

Source: Ontario Ministry of Finance

(1)   All balances are expressed in Canadian  dollars.  The balances above reflect the effect of related  derivative  contracts entered into by the Province.  See  “4. Public  Debt —  (5) Financial  Tables —  I. Summary of Net Debt and  Accumulated  Deficit —  Risk
      Management and Derivative Financial Instruments”.

(2)   The Province of Ontario Savings Office was sold for $48.5 million on March 31, 2003.

(3)   Other Net  (Assets)/Liabilities  include Accounts Receivable,  Loan Receivable (including municipal loans by OSIFA), Advances and
      Investments in Government business enterprises,  Accounts Payable, Accrued Liabilities,  and the elimination of the liability for
      Power Purchase Agreements with non-utility generators.

(4)   Starting with fiscal year 2002-03,  Tangible  Capital Asset are capitalized  and amortized over their estimated  useful lives. In
      2001-02 and prior years, the costs of Tangible Capital Assets were recognized as expenditures.

(5)   See “4. Public Debt — (5) Financial Tables — Public Accounts, 2004-2005 — Volume 1 — II. Outstanding Debt Issued”.

Risk Management and Derivative Financial Instruments

    The Province employs various risk management  strategies and operates within strict risk exposure limits to ensure exposure to risk is managed in a prudent and cost effective manner. A variety of strategies are used, including the use of derivatives.

    Derivatives are financial contracts,  the value of which is derived from underlying  instruments.  The Province uses derivatives to hedge and to minimize  interest  costs.  Hedges are created  primarily  through  swaps,  which are legal  arrangements  under which the
Province agrees with another party to exchange cash flows based upon one or more notional amounts using stipulated  reference  interest rates for a specified period.  Swaps allow the Province to offset its existing  obligations and thereby  effectively  convert them into obligations with more desirable  characteristics.  Other  derivative  instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures, options, caps and floors.

    Foreign  exchange or currency risk is the risk that foreign  currency debt  principal  and interest  payments and foreign  currency transactions  will vary in Canadian dollar terms due to  fluctuations in foreign  exchange rates. To manage currency risk, the Province uses derivative  contracts  including foreign exchange forward contracts,  futures,  options and swaps to convert foreign currency cash flows into Canadian  dollar  denominated  cash flows.  Most of the derivative  contracts  hedge the underlying debt by matching all the critical terms to achieve  effectiveness.  In the instances where the term of foreign  exchange  forward  contracts used for hedging is shorter than the term of the underlying  debt, the  effectiveness  is maintained by continuously  rolling the foreign  exchange forward contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

    The current policy allows the net amount of unhedged  foreign  currency debt principal  payments and foreign  currency  holdings to reach a maximum of 5 per cent of Debt Issued for Provincial  Purposes and OEFC debt. At March 31,  2005, the respective unhedged levels were 0.8 and 0.1 per cent  (2004,  1.2 and  0.1 per cent).  For every one-cent  increase in the Canadian dollar versus the U.S. dollar, there would be an increase in debt amount of $3 million (2004,  $6 million) and an increase in Interest on Debt of $1.4 million  (2004,
$2 million).  For every one Japanese yen decrease versus the Canadian  dollar,  there would be an increase in debt amount of $9 million
(2004, $11 million) and an increase in Interest on Debt of $2.1 million (2004,  $2.5 million).  Total foreign exchange gains recognized in the Statement of Operations for 2004-05 were $56 million (2003-04, $42 million).

    Debt servicing  costs may also vary as a result of changes in interest  rates.  In respect of Debt Issued for Provincial  Purposes, the risk is measured as interest rate  resetting  risk which is the net amount of floating  rate  exposure,  liquid  reserves and fixed rate debt maturing  within the next 12-month  period as a percentage of Debt Issued for Provincial  Purposes.  In respect of OEFC debt, the risk is the floating rate exposure as a percentage of OEFC debt.  Depending on market  conditions,  the Province creates or reduces its  exposure  to interest  rate  changes by issuing or  retiring  short-term  debt,  or by  entering  into or closing  out  derivative positions.  The current policy limits interest rate resetting risk for Debt Issued for Provincial  Purposes to a maximum of 25 per cent and floating rate risk for OEFC debt to a maximum of 20 per cent.

    As at March 31, 2005, interest rate resetting risk for Debt Issued for Provincial Purposes was 10.2 per cent (2004,  11.4 per cent)
while  floating  rate risk for OEFC debt was  8.5 per cent  (2004,  8.0 per cent).  Based on floating rate  interest-bearing  financial instruments  on hand at the balance sheet date plus planned  issues for the coming year, a one per cent (100 basis points)  increase in interest rates would result in an increase in Interest on Debt of $250 million compared to $150 million a year ago.

    Liquidity  risk is the risk that the Province  will not be able to meet its current  short-term  financial  obligations.  To reduce liquidity risk, the Province maintains liquid reserves,  that is, cash and temporary investments,  at levels that will meet future cash requirements  and will give the Province  flexibility  in the timing of issuing debt.  In addition,  the Province has  short-term  note programs as alternative sources of liquidity.

    The table below presents a maturity schedule of the Province's  derivatives,  by type, outstanding at March 31,  2005, based on the notional amounts of the contracts.  Notional amounts  represent the volume of outstanding  derivative  contracts and are not indicative of credit risk, market risk or actual cash flows.

                                                  Derivative Portfolio Notional Value

                                                            As at March 31,

                                                                                              6-10      Over 10    2005       2004
Maturity in Fiscal Year                  2006       2007      2008       2009       2010      Years      Years     Total      Total
                                                                               (in millions)
Swaps:
  Interest Rate.......................$.  13,567 $   7,710 $   10,747 $   11,055 $   7,803 $   15,072 $  3,162 $    69,116 $   55,013
  Cross Currency........................   8,903     4,625      4,469      4,635     4,482      3,833        —      30,947     30,622
Forward Foreign Exchange Contracts......   5,241         —          —          —         —          —        —       5,241      2,755
Caps and Floors.........................     275       398          —          —        88          —        —         761        480
Futures.................................      62         —          —          —         —          —        —          62         62
Options.................................       —         —          —          —         —          —        —           —         90
TOTAL.................................$.  28,048 $  12,733 $   15,216 $   15,690 $  12,373 $   18,905 $  3,162 $   106,127 $   89,022

    The use of  derivatives  introduces  credit  risk,  which  is the  risk of a  counterparty  defaulting  on  contractual  derivative obligations  in which the Province has an unrealized  gain.  The table below  presents the credit risk  associated  with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, at March 31, 2005.

                                                         Credit Risk Exposure

                                                            As at March 31,

                                                                                                                   2005       2004
                                                                                                                    (in millions)
Gross Credit Risk Exposure(1)................................................................................   $    1,865 $    2,625
Less: Netting(2).............................................................................................       (1,618)    (2,264)
Net Credit Risk Exposure.....................................................................................   $      247 $      361
__________

Note:

(1)   Gross credit risk exposure is the gross credit exposure to counterparties  with net positive exposures (that is, the Province has an unrealized gain).

(2)   “Netting”  is the gross  negative  credit  exposure  to  counterparties  with net  positive  credit  exposures  covered by master agreements providing for close out netting when contracts do not have co-terminus settlement dates.

    The Province  manages its credit risk  exposure from  derivatives  by, among other  things,  dealing only with high credit  quality counterparties  and regularly  monitoring  compliance to credit limits.  In addition,  the Province enters into contractual  agreements
(“master  agreements”) that provide for termination netting and if applicable payment netting with virtually all of its counterparties.
Gross credit risk exposure  represents  the loss that the Province would incur if every  counterparty  to which the Province had credit risk exposure were to default at the same time,  and the  contracted  netting  provisions  were not exercised or could not be enforced.
Net credit risk exposure is the loss including the mitigating impact of these netting provisions.

                                                 PUBLIC ACCOUNTS, 2004-2005 — VOLUME 1

                                                      II. OUTSTANDING DEBT ISSUED

                                                         As at March 31, 2005

Date of                                            Date of                                                 Interest
Maturity                                            Issue                         Series                     Rate           Outstanding Reference
                                                                                                               %                 $
                                                                     Debt Issued for Provincial Purposes
                                       PAYABLE IN CANADA IN CANADIAN DOLLARS
NON-PUBLICLY HELD DEBT
To Ontario Teachers' Pension Fund:
    Year ending March 31
            2006                       1985-1991                     TI                              11.07 to 14.40       1,070,000,000
            2007                       1985-1991                     TI                              10.26 to 13.01       1,185,000,000
            2008                       1983-1991                     TI                              10.15 to 15.38       1,945,000,000
            2009                       1986-1991                     TI                              10.98 to 11.50       1,465,000,000
            2010                       1986-1991                     TI                              10.22 to 11.24       1,236,000,000
            2011                       1987                          TI                              10.11 to 10.32         560,000,000
            2012                       1988-1991                     TI                              10.68 to 11.24         580,000,000
            2013                       1989-1991                     TI                              11.06 to 11.31         625,000,000
                                                                                                                          8,666,000,000
To Minister of Finance of Canada
Canada Pension Plan Investment Fund:
    Year ending March 31
            2006                       1986                          CPP                             10.58 to 12.57       1,213,502,000
            2007                       1987                          CPP                             9.36 to 10.17          232,269,000
            2008                       1988                          CPP                             10.79                   42,300,000
            2012                       1992                          CPP                             9.81 to 10.04          987,249,000
            2013                       1993                          CPP                             9.17 to 9.45           700,137,000
            2019                       1999                          CPP                             5.81 to 5.84            45,270,000
            2020                       1999                          CPP                             5.50 to 6.91           869,889,000
            2021                       2000                          CPP                             6.33 to 6.67           609,834,000
            2022                       2001                          CPP                             6.17 to 6.47           330,994,000
            2024                       2004                          CPP                             5.26 to 5.97           688,007,000
            2025                       2005                          CPP                             5.15 to 5.79         1,133,182,000
                                                                                                                          6,852,633,000   (5)
To Public Service Pension Fund:
    Year ending March 31
            2006                       1997                          OPB                             11.05 to 13.33          86,106,258
            2007                       1997                          OPB                             11.16 to 13.33         188,766,466
            2008                       1997                          OPB                             15.38                  218,362,903
            2009                       1997                          OPB                             12.79                  264,512,886
            2010                       1997                          OPB                             12.88                  273,669,452
            2011                       1997                          OPB                             13.33                  282,994,558
            2012                       1997                          OPB                             11.55                  336,229,108
            2013                       1997                          OPB                             10.38                  374,479,804
            2014                       1997                          OPB                             11.10                  409,677,031
            2015                       1997                          OPB                             11.19                  450,938,707
                                                                                                                          2,885,737,174  (65)
To Public Service Employees' Union Pension Fund:
    Year ending March 31
            2006                       1997                          OPPT                            11.05 to 13.33          40,905,175
            2007                       1997                          OPPT                            11.16 to 13.33          89,674,381
            2008                       1997                          OPPT                            15.38                  103,734,305
            2009                       1997                          OPPT                            12.79                  125,658,067
            2010                       1997                          OPPT                            12.88                  130,007,936
            2011                       1997                          OPPT                            13.33                  134,437,870
            2012                       1997                          OPPT                            11.55                  159,727,189
            2013                       1997                          OPPT                            10.38                  177,898,359
            2014                       1997                          OPPT                            11.10                  194,618,964
            2015                       1997                          OPPT                            11.19                  214,220,513
                                                                                                                          1,370,882,759  (65)
To Ontario Housing Corporation:
    Year ending March 31
            2010                       1994                          OHC                             8.264 to 9.215         422,388,939
            2011                       1994 to 1995                  OHC                             8.242 to 9.898         694,880,091
            2012                       1995                          OHC                             9.655                   33,382,267
            2013                       1995                          OHC                             9.655                    6,561,000
                                                                                                                          1,157,212,297  (96)
To Canada Mortgage and Housing Corporation:
    Year ending March 31
         2000-2006                     1973 to 1976                  CMHC                            5.125 to 10.375            195,429
         2000-2007                     1974 to 1977                  CMHC                            5.375 to 10.375          1,096,628
         2000-2010                     1970 to 1975                  CMHC                            5.75 to 6.875            1,147,635
         2000-2011                     1971 to 1976                  CMHC                            5.375 to 8.25            2,278,202
         2000-2012                     1972                          CMHC                            6.875 to 8.25            3,042,528
         2000-2013                     1973                          CMHC                            7.25 to 8.25               599,232
         2000-2014                     1974                          CMHC                            6.125 to 8.25            9,843,879
         2000-2015                     1975                          CMHC                            7.50 to 10.375           6,346,708
         2000-2016                     1976                          CMHC                            5.375 to 10.75          13,885,252
         2000-2017                     1977                          CMHC                            7.625 to 10.75          10,542,446
         2000-2018                     1977 to 1978                  CMHC                            7.625 to 13.00          27,614,998
         2000-2019                     1977 to 1980                  CMHC                            7.625 to 15.25          31,810,528
         2000-2020                     1978 to 1980                  CMHC                            7.625 to 15.75          51,327,166
         2000-2021                     1981                          CMHC                            9.50 to 15.75           24,927,660
         2000-2022                     1982                          CMHC                            9.75 to 15.75            1,000,150
                                                                                                                            185,658,441   (7)
To Ontario Municipal Employees Retirement Fund:
    Year ending March 31
            2007                       1996                          MER                             9.77                   102,675,000
                                                                                                                            102,675,000
To Ontario Immigrant Investor Corporation:
    Year ending March 31
            2006                       2005                          OIIC 62                         1 CBA-0.09                 800,000
            2006                       2003                          OIIC 04-14                      Zero                     6,480,212 (123)
            2007                       2003                          OIIC 15-25                      Zero                    17,760,419 (123)
            2008                       2003                          OIIC 26-38                      Zero                    21,319,044 (123)
            2009                       2004                          OIIC 39-51                      Zero                    21,625,522 (123)
            2010                       2005                          OIIC 52-63                      Zero                   125,949,904 (123)
                                                                                                                            193,935,101
To Colleges of Applied Arts & Technology Pension Plan:
    Year ending March 31
            2007                       1996                          CAAT                            9.77                    18,625,000
                                                                                                                             18,625,000
To Ryerson Retirement Pension Plan:
    Year ending March 31
            2006                       1995                          RRPF                            11.16                    1,464,199
            2007                       1995                          RRPF                            9.64                     1,618,485
                                                                                                                              3,082,684
TOTAL NON-PUBLICLY HELD DEBT...........................................................................................   21,436,441,456
                                       PAYABLE IN CANADA IN CANADIAN DOLLARS
PUBLICLY HELD DEBT
     Apr. 18, 2005                     Apr. 17, 2003                 DMTN64                          Step-up                 25,000,000  (11)
     Apr. 25, 2005                     Apr. 25, 2003                 DMTN65                          Step-up                 25,000,000   (6)
      May 20, 2005                     May 20, 2003                  DMTN66                          Step-up                 25,000,000  (18)
      May 26, 2005                     May 26, 2003                  DMTN68                          Step-up                 40,000,000  (22)
      June 2, 2005                     June 2, 2003                  DMTN67                          Step-up                 25,000,000  (25)
     June 27, 2005                     June 27, 2003                 DMTN71                          Step-up                 25,000,000  (31)
     July 18, 2005                     July 18, 2003                 DMTN75                          Step-up                135,000,000  (42)
      Aug. 5, 2005                     Aug. 5, 2003                  DMTN74                          Step-up                 45,000,000  (44)
     Aug. 25, 2005                     Aug. 25, 2003                 DMTN77                          Step-up                 30,000,000  (49)
        Sep. 4, 2005                   Sep. 4, 2003                  DMTN80                          Step-up                 28,000,000  (32)
       Sep. 10, 2005                   Sep. 10, 2003                 DMTN81                          Step-up                 25,000,000  (36)
       Sep. 26, 2005                   Sep. 26, 2003                 DMTN84                          Step-up                 43,000,000  (52)
     Nov. 21, 2005                     Nov. 20, 2001                 DMTN24                          Step-up                100,000,000  (95)
      Dec. 1, 2005                     Sep. 13, 1995                 JP                              8.25                 1,000,000,000
      Dec. 1, 2005                     Dec. 1, 2003                  DMTN88                          Step-up                 35,000,000  (71)
      Dec. 5, 2005                     Dec. 5, 2001                  DMTN30                          Step-up                 50,000,000 (110)
     Jan. 16, 2006                     Jan. 16, 2004                 DMTN94                          3 CBA+0.1              100,000,000  (73)
     Jan. 20, 2006                     Jan. 20, 2004                 DMTN95                          3 CBA+0.1               75,000,000  (74)
     Jan. 26, 2006                     Jan. 26, 2004                 DMTN91                          Step-up                 25,000,000  (75)
     Jan. 27, 2006                     Jan. 27, 2004                 DMTN92                          Step-up                 28,000,000  (77)
      Feb. 1, 2006                     Feb. 1, 1999                  MJ                              5.00                    90,000,000
      Feb. 1, 2006                     Feb. 1, 2002                  DMTN34                          3 CBA+0.03             600,000,000 (105)
     Feb. 12, 2006                     Feb. 12, 2004                 DMTN98                          Step-up                 25,000,000  (78)
     Feb. 20, 2006                     Feb. 20, 1996                 JZ                              17.25                  107,000,000  (40)
      Mar. 8, 2006                     Oct. 26, 2000                 NL                              5.90                 1,000,000,000
     Mar. 19, 2006                     Mar. 19, 2004                 DMTN101                         Step-up                 30,000,000  (87)
     Mar. 24, 2006                     Mar. 24, 2004                 DMTN104                         Step-up                 64,000,000  (94)
     Mar. 26, 2006                     Mar. 26, 2004                 DMTN103                         Step-up                 30,000,000 (101)
      May 1, 2006                      Sep. 22, 2004                 DMTN76                          3 CBA                  650,000,000
      May 3, 2006                      May 3, 2004                   DMTN108                         Step-up                 25,000,000 (132)
      May 5, 2006                      May 5, 2004                   DMTN107                         Step-up                 60,000,000 (133)
      May 30, 2006                     Oct. 2, 2003                  DMTN86                          3 CBA                   58,000,000  (16)
      July 2, 2006                     July 2, 2004                  DMTN115                         Step-up                 35,000,000 (102)
      July 7, 2006                     July 7, 2004                  DMTN114                         Step-up                 26,000,000 (100)
     July 24, 2006                     July 24, 1996                 KE                              7.75                   700,000,000
        Sep. 7, 2006                   Sep. 7, 2004                  DMTN118                         Step-up                 31,000,000  (85)
        Sep. 8, 2006                   Aug. 17, 2004                 DMTN78                          3.50                   500,000,000
       Sep. 20, 2006                   Sep. 20, 2004                 DMTN121                         Step-up                 25,000,000 (120)
       Sep. 22, 2006                   Sep. 22, 2004                 DMTN122                         3 CBA-0.02              50,000,000 (113)
       Sep. 27, 2006                   Sep. 27, 2004                 DMTN124                         1 CBA-0.01             250,000,000  (86)
      Oct. 1, 2006                     Oct. 1, 2004                  DMTN123                         Step-up                 25,000,000  (76)
     Oct. 14, 2006                     Oct. 14, 2004                 DMTN127                         Step-up                 25,000,000  (33)
     Oct. 27, 2006                     Oct. 27, 2004                 DMTN125                         Step-up                 25,000,000  (99)
     Oct. 27, 2006                     Oct. 27, 2004                 DMTN128                         Step-up                 25,000,000   (2)
     Oct. 29, 2006                     Oct. 29, 2004                 DMTN129                         Step-up                 35,000,000   (3)
     Dec. 15, 2006                     Dec. 15, 2003                 DMTN90                          3 CBA+0.12              50,000,000 (103)
     Jan. 12, 2007                     Jan. 12, 1995                 JF                              9.50                   132,950,000  (21)
     Jan. 19, 2007                     Jan. 19, 2005                 DMTN134                         Step-up                 35,000,000  (48)
     Jan. 29, 2007                     Jan. 29, 2004                 DMTN97                          3 CBA+0.155            155,000,000 (104)
     Jan. 28, 2007                     Jan. 31, 2005                 DMTN137                         Step-up                 30,000,000  (26)
     Feb. 25, 2007                     Feb. 25, 2005                 DMTN139                         Step-up                 25,000,000  (81)
      Mar. 8, 2007                     Sep. 11, 2001                 DMTN16                          5.20                 2,000,000,000  (72)
     June 18, 2007                     Jan. 26, 2004                 DMTN96                          3 CBA                  150,000,000 (106)
       Sep. 12, 2007                   Sep. 12, 1997                 LE                              6.125                1,660,000,000 (130)
     Dec. 10, 2007                     Dec. 10, 1997                 LH                              5.875                   66,475,000
     Jan. 25, 2008                     Jan. 25, 2005                 DMTN136                         3 CBA+0.19              50,000,000  (50)
      May 30, 2008                     May 30, 2003                  DMTN70                          3 CBA+0.03           1,025,000,000  (53)
      June 3, 2008                     June 3, 1999                  MN                              5.75                    50,000,000  (46)
     July 15, 2008                     Feb. 6, 1998                  LM                              5.50                    75,000,000
        Sep. 4, 2008                   Sep. 4, 1998                  LW                              6.30                    50,000,000
       Sep. 12, 2008                   Sep. 12, 2003                 DMTN82                          4.935                   62,000,000 (119)
      Oct. 1, 2008                     Oct. 1, 2003                  DMTN85                          3 CBA+0.03           1,860,000,000  (68)(107)
     Nov. 19, 2008                     Nov. 12, 2003                 DMTN87                          4.40                   500,000,000
      Dec. 1, 2008                     Sep. 15, 1998                 LZ                              5.70                 1,550,000,000
      Dec. 1, 2008                     Mar. 5, 2002                  DMTN39                          3 CBA+0.59             150,000,000 (116)
      Mar. 2, 2009                     Mar. 2, 2004                  DMTN100                         3 CBA+0.025            275,000,000
      Mar. 8, 2009                     Mar. 11, 2004                 DMTN102                         Step-up                174,000,000 (128)
     April 6, 2009                     Mar. 24, 2005                 DMTN143                         3 CBA+0.01             500,000,000
      May 19, 2009                     Apr. 20, 2004                 DMTN106                         4.00                   750,000,000
     Aug. 13, 2009                     Mar. 2, 2004                  DMTN99                          3.21                   124,644,389 (124)
      Nov. 7, 2009                     Nov. 9, 2004                  DMTN130                         3 CBA                  900,000,000
     Nov. 19, 2009                     Mar. 19, 1999                 MU                              6.20                   900,000,000
     Dec. 14, 2009                     Mar. 14, 2005                 DMTN142                         3 CBA+0.25              88,000,000 (108)
     Nov. 19, 2010                     Nov. 24, 2000                 NK                              6.10                 1,620,000,000 (111)
      Dec. 2, 2011                     Feb. 27, 2002                 DMTN08                          6.10                 1,000,000,000  (97)
      July 7, 2012                     May 8, 2002                   DMTN46                          Zero                    10,330,561  (60)(98)
      Dec. 2, 2012                     Dec. 2, 2002                  DMTN53                          5.375                2,000,000,000
      June 2, 2013                     Sep. 22, 2003                 DMTN69                          4.75                 1,030,000,000 (127)
        Sep. 8, 2013                   July 23, 2004                 DMTN116                         Step-up                100,000,000  (56)
      Mar. 8, 2014                     Jan. 12, 2004                 DMTN93                          5.00                 2,500,000,000 (109)
      Dec. 2, 2014                     Dec. 2, 2004                  MW                              6.80                    11,450,000  (34)
      Mar. 8, 2015                     Mar. 9, 2005                  DMTN135                         4.50                   500,000,000 (135)
        Sep. 1, 2015                   Sep. 1, 2000                  DMTN1                           6.25                    34,000,000  (45)
      Dec. 2, 2016                     Dec. 7, 2004                  DMTN132                         4.875                  200,000,000
      June 2, 2018                     Aug. 28, 2003                 DMTN79                          5.50                   150,000,000
      June 2, 2019                     Apr. 19, 2004                 DMTN105                         5.35                   100,000,000
      June 2, 2020                     Feb. 22, 2005                 DMTN140                         4.85                   171,000,000  (92)
        Sep. 4, 2020                   Sep. 4, 1998                  LY                              6.30                    50,000,000
     July 13, 2022                     July 13, 1992                 HC                              9.50                 1,590,438,000
        Sep. 8, 2023                   Sep. 8, 1993                  HP                              8.10                   940,570,000  (59)
      June 2, 2025                     Dec. 20, 1994                 JE                              9.50                   500,000,000
      Dec. 2, 2025                     Oct. 5, 1995                  JQ                              8.50                 1,000,000,000
      Feb. 6, 2026                     Feb. 6, 1996                  JY                              8.00                    12,500,000
      June 2, 2026                     Dec. 21, 1995                 JU                              8.00                 1,000,000,000
      Dec. 2, 2026                     Feb. 13, 1997                 KR                              8.00                   386,500,000
      Dec. 2, 2026                     Jan. 20, 1999                 MH                              7.00                   124,584,000  (90)
      Feb. 3, 2027                     Aug. 5, 1997                  KN                              7.50                    58,220,000
      Feb. 3, 2027                     Aug. 5, 1997                  KT                              6.95                     8,726,000
      Feb. 3, 2027                     Aug. 1, 1997                  KY                              7.50                    11,549,000
      Feb. 3, 2027                     Dec. 4, 1998                  LA                              7.50                     5,507,000
      Feb. 4, 2027                     Feb. 4, 1998                  KQ                              7.375                      990,000
      June 2, 2027                     Oct. 17, 1996                 KJ                              7.60                 4,734,700,000  (61)
     Aug. 25, 2028                     Feb. 25, 1998                 LQ                              6.25                     2,020,000
      Mar. 8, 2029                     Jan. 8, 1998                  LK                              6.50                 4,727,000,000  (63)
     Jan. 13, 2031                     Sep. 8, 1995                  JN                              9.50                   125,000,000
     Jan. 15, 2031                     Mar. 8, 2005                  DMTN141                         5.20                   230,000,000
      June 2, 2031                     Mar. 27, 2000                 NF                              6.20                 2,500,000,000
      Mar. 8, 2033                     Feb. 17, 2003                 DMTN61                          5.85                 4,500,000,000  (58)
      Mar. 8, 2033                     Apr. 29, 2004                 DMTN110                         Step-up                200,000,000 (115)
      Nov. 3, 2034                     Nov. 3, 1994                  HY                              9.75                   280,000,000
  Jan. 10, 1995 to
       Jan. 10, 2035                   Nov. 30, 1994                 HZ                              9.4688                   2,315,904  (24)
             —                         —                             JA                              9.4688                  13,990,865  (24)(82)
             —                         —                             JB                              9.4688                   8,482,324  (24)
             —                         —                             JC                              9.4688                   4,764,354  (24)
             —                         —                             JD                              9.4688                   3,171,134  (24)
      Feb. 8, 2035                     Feb. 8, 1995                  JJ                              9.875                   73,000,000  (19)
      June 2, 2035                     Aug. 25, 2004                 DMTN119                         5.60                 3,500,000,000
      June 2, 2035                     Jan. 12, 2005                 DMTN133                         Step-up                150,000,000  (38)
     June 20, 2036                     June 28, 1996                 KC                              8.25                   211,000,000
      Dec. 2, 2037                     Feb. 1, 2005                  DMTN138                         5.20                   100,000,000
      June 2, 2038                     July 28, 2004                 DMTN117                         10.00                   75,000,000 (134)
     June 20, 2038                     Sep. 16, 1996                 KG                              8.10                   120,000,000
     July 13, 2038                     July 29, 1998                 LS                              5.75                    50,000,000
     Aug. 25, 2038                     Aug. 17, 1998                 LT                              6.00                   100,000,000
     July 13, 2039                     Feb. 2, 1999                  MK                              5.65                   300,000,000
      Dec. 2, 2039                     Feb. 25, 2000                 NE                              5.70                   773,700,000  (64)
     July 13, 2040                     Apr. 18, 2002                 DMTN44                          6.20                    50,000,000
      Dec. 2, 2041                     Aug. 15, 2001                 DMTN10                          6.20                   290,000,000
      Mar. 8, 2042                     Dec. 4, 2001                  DMTN29                          6.00                    41,000,000
      June 2, 2042                     Jan. 18, 2002                 DMTN33                          6.00                   240,000,000
      June 2, 2043                     Feb. 24, 2003                 DMTN62                          5.75                    50,000,000
     Jan. 10, 2045                     May 25, 1995                  JL                              8.435                   35,531,176  (41)
      Mar. 1, 2045                     Mar. 1, 1995                  JK                              9.50                   150,000,000  (20)
                                                                                                                          58,520,109,707
                                                                     ONTARIO SAVINGS BONDS
      Mar. 1, 2000                     Mar. 1, 1995                  Annual                          Variable                 1,104,000  (29)
      Mar. 1, 2000                     Mar. 1, 1995                  Compound                        Variable                 2,218,950  (29)
     June 21, 2000                     June 21, 1997                 Annual                          5.25                       198,700  (29)
     June 21, 2000                     June 21, 1997                 Compound                        5.25                        96,700  (29)
     June 21, 2001                     June 21, 1996                 Annual                          Step-Up                    399,400  (29)
     June 21, 2001                     June 21, 1996                 Compound                        Step-Up                  1,144,200  (29)
     June 21, 2001                     June 21, 1996                 Annual                          Variable                   386,900  (29)
     June 21, 2001                     June 21, 1996                 Compound                        Variable                   134,100  (29)
     June 21, 2001                     June 21, 1998                 Annual                          5.25                       124,000  (29)
     June 21, 2001                     June 21, 1998                 Compound                        5.25                       240,100  (29)
     June 21, 2002                     June 21, 1999                 Annual                          5.50                       281,300  (29)
     June 21, 2002                     June 21, 1999                 Compound                        5.50                       892,100  (29)
     June 21, 2003                     June 21, 1998                 Compound                        Step-Up                  2,035,200  (29)
     June 21, 2003                     June 21, 1998                 Annual                          Step-Up                    876,600  (29)
     June 21, 2003                     June 21, 2000                 Annual                          6.50                     1,015,900  (29)
     June 21, 2003                     June 21, 2000                 Compound                        6.50                     1,288,400  (29)
     June 21, 2004                     June 21, 1997                 Annual                          Step-Up                  3,490,400  (29)
     June 21, 2004                     June 21, 1997                 Compound                        Step-Up                  4,234,550  (29)
     June 21, 2004                     June 21, 1997                 Annual                          Variable                   257,700  (29)
     June 21, 2004                     June 21, 1997                 Compound                        Variable                   221,700  (29)
     June 21, 2004                     June 21, 1999                 Compound                        Step-Up                  6,191,000  (29)
     June 21, 2004                     June 21, 1999                 Annual                          Step-Up                  2,766,800  (29)
     June 21, 2004                     June 21, 2001                 Annual                          5.50                     5,098,600  (29)
     June 21, 2004                     June 21, 2001                 Compound                        5.50                     9,599,300  (29)
     June 21, 2005                     June 21, 1998                 Annual                          Variable                35,092,800  (67)
     June 21, 2005                     June 21, 1998                 Compound                        Variable                46,805,100  (67)
     June 21, 2005                     June 21, 2000                 Annual                          Step-Up                717,706,800  (66)
     June 21, 2005                     June 21, 2000                 Compound                        Step-Up                573,683,950  (66)
     June 21, 2005                     June 21, 2002                 Annual                          4.625                  540,403,000  (30)
     June 21, 2005                     June 21, 2002                 Compound                        4.625                  489,335,000  (30)
     June 21, 2006                     June 21, 1999                 Compound                        Variable                41,329,800  (67)
     June 21, 2006                     June 21, 1999                 Annual                          Variable                24,375,300  (67)
     June 21, 2006                     June 21, 2001                 Annual                          Step-Up                878,063,400  (66)
     June 21, 2006                     June 21, 2001                 Compound                        Step-Up              1,026,634,400  (66)
     June 21, 2006                     June 21, 2003                 Annual                          3.45                   271,910,600  (30)
     June 21, 2006                     June 21, 2003                 Compound                        3.45                   241,340,700  (30)
     June 21, 2007                     June 21, 2000                 Compound                        Variable                60,561,850  (67)
     June 21, 2007                     June 21, 2000                 Annual                          Variable                36,688,400  (67)
     June 21, 2007                     June 21, 2002                 Annual                          Step-Up                205,611,700  (66)
     June 21, 2007                     June 21, 2002                 Compound                        Step-Up                227,091,200  (66)
     June 21, 2007                     June 21, 2004                 Annual                          3.30                   105,262,400  (30)
     June 21, 2007                     June 21, 2004                 Compound                        3.30                    93,487,700  (30)
     June 21, 2008                     June 21, 2001                 Annual                          Variable                32,450,000  (67)
     June 21, 2008                     June 21, 2001                 Compound                        Variable                45,985,500  (67)
     June 21, 2008                     June 21, 2003                 Annual                          Step-up                560,741,700  (66)
     June 21, 2008                     June 21, 2003                 Compound                        Step-up                648,776,800  (66)
     June 21, 2009                     June 21, 2002                 Annual                          Variable                53,271,400  (67)
     June 21, 2009                     June 21, 2002                 Compound                        Variable                56,281,200  (67)
     June 21, 2009                     June 21, 2004                 Annual                          Step-Up                352,900,800  (66)
     June 21, 2009                     June 21, 2004                 Compound                        Step-Up                378,451,400  (66)
     June 21, 2010                     June 21, 2003                 Annual                          Variable               117,522,400  (67)
     June 21, 2010                     June 21, 2003                 Compound                        Variable               102,825,900  (67)
     June 21, 2011                     June 21, 2004                 Annual                          Variable                36,400,600  (67)
     June 21, 2011                     June 21, 2004                 Compound                        Variable                32,993,600  (67)
                                                                                                                          8,078,282,000  (62)
TOTAL PAYABLE IN CANADA IN CANADIAN DOLLARS............................................................................   66,598,391,707
                                       GLOBAL MARKET PAYABLE IN CANADIAN DOLLARS
     Jan. 19, 2006                     Jan. 19, 1996                 JV                              7.50                 1,250,000,000  (39)
      Feb. 7, 2024                     Feb. 7, 1994                  HS                              7.50                 1,106,700,000  (70)
TOTAL PAYABLE IN THE GLOBAL MARKET IN CANADIAN DOLLARS.................................................................   2,356,700,000
                                       PAYABLE IN EUROPE IN CANADIAN DOLLARS
       Sep. 27, 2005                   Sep. 27, 1993                 HQ                              7.25                   500,000,000
      Dec. 1, 2005                     Dec. 1, 1999                  EMTN045                         6.50                   375,000,000
     Jan. 23, 2006                     Jan. 23, 2003                 EMTN053                         3.50                   100,000,000
      Aug. 9, 2006                     Aug. 9, 2001                  EMTN049                         5.75                   100,000,000
       Sep. 10, 2007                   Sep. 10, 2002                 EMTN052                         4.375                  750,000,000
     Dec. 31, 2007                     Jan. 16, 2002                 EMTN051                         5.125                  350,000,000
     Apr. 17, 2008                     Apr. 17, 2003                 EMTN58                          4.50                 1,000,000,000
     Jan. 17, 2009                     Jan. 2, 2004                  EMTN62                          4.00                   500,000,000
     Jan. 22, 2009                     Jan. 27, 1999                 EMTN042                         5.00                   350,000,000
     July 27, 2011                     July 27, 2004                 EMTN64                          4.75                   250,000,000
     Nov. 30, 2011                     Nov. 30, 2001                 EMTN050                         5.25                   450,000,000
     Apr. 17, 2013                     Apr. 17, 2003                 EMTN56                          5.50                   320,000,000
     July 13, 2034                     July 13, 1994                 EMTN005                         9.40                   300,000,000
TOTAL PAYABLE IN EUROPE IN CANADIAN DOLLARS............................................................................   5,345,000,000
                                       PAYABLE IN THE UNITED STATES IN CANADIAN DOLLARS
     Feb. 18, 2013                     Feb. 18, 1993                 HJ                              9.24                   250,000,000
TOTAL PAYABLE IN THE UNITED STATES IN CANADIAN DOLLARS.................................................................     250,000,000
                                       PAYABLE IN THE UNITED STATES IN U.S. DOLLARS
     June 30, 2005                     Mar. 13, 2002                 NP                              4.20                   250,000,000
TOTAL PAYABLE IN THE UNITED STATES IN U.S. DOLLARS.....................................................................     250,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.58850...................................................................     397,125,000  (10)
                                       GLOBAL MARKET PAYABLE IN U.S. DOLLARS
      Aug. 4, 2005                     Aug. 4, 1995                  JM                              7.00                 1,250,000,000
     Dec. 15, 2005                     Nov. 26, 2002                 NT                              2.625                  481,691,920 (125)
     Feb. 21, 2006                     Feb. 21, 1996                 KA                              6.00                 2,050,000,000
     Dec. 26, 2006                     Nov. 26, 2003                 PA                              2.650                1,000,000,000
     July 16, 2007                     July 16, 2004                 PB                              3.35                 1,000,000,000
       Sep. 17, 2007                   Sep. 17, 2002                 NR                              3.50                 1,000,000,000
     Jan. 15, 2008                     Nov. 26, 2004                 PD                              3.375                1,000,000,000
      May 2, 2008                      May 5, 2003                   NY                              3.125                  500,000,000
      Oct. 1, 2008                     Oct. 1, 1998                  MB                              5.50                 1,750,000,000
     Oct. 21, 2009                     Oct. 21, 2004                 PC                              3.625                1,000,000,000
     Dec. 15, 2009                     Oct. 1, 2002                  NS                              3.75                   300,000,000
     July 17, 2012                     July 17, 2002                 NQ                              5.125                  750,000,000
     Feb. 15, 2013                     Feb. 7, 2003                  NU                              4.375                  500,000,000
      Feb. 3, 2015                     Feb. 3, 2005                  PE                              4.50                   500,000,000
TOTAL PAYABLE IN THE GLOBAL MARKET IN U.S. DOLLARS.....................................................................   13,081,691,920
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.36783...................................................................   17,893,588,134 (43)
                                       PAYABLE IN CANADA IN U.S. DOLLARS
     Apr. 24, 2005                     Apr. 24, 1995                 DMTN1                           6 LIBOR+0.0475         100,000,000
      May 1, 2005                      May 1, 1995                   DMTN2                           6 LIBOR+0.0475         100,000,000
      May 9, 2005                      May 9, 1995                   DMTN3                           6 LIBOR+0.0475         100,000,000
      May 16, 2005                     May 16, 1995                  DMTN4                           6 LIBOR+0.0475         100,000,000
     July 26, 2006                     April 26, 2004                DMTN109                         3 LIBOR+0.053           68,000,000
     Nov. 18, 2014                     Nov. 18, 2004                 DMTN131                         4.50                   300,000,000  (89)
TOTAL PAYABLE IN CANADA IN U.S. DOLLARS................................................................................     768,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.29725...................................................................     996,286,000   (9)
                                       PAYABLE IN EUROPE IN U.S. DOLLARS
     Nov. 26, 2008                     Nov. 26, 2004                 EMTN68                          Step-Up                 30,000,000
TOTAL PAYABLE IN EUROPE IN U.S. DOLLARS................................................................................      30,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.24400...................................................................      37,320,000  (17)
                                                                     PAYABLE IN JAPAN IN JAPANESE YEN
     Aug. 31, 2005                     Aug. 31, 1995                 YL011                           3.10                 25,000,000,000
     Mar. 16, 2007                     Mar. 18, 1997                 KU                              3.10                 5,000,000,000  (54)
     Mar. 16, 2007                     Mar. 18, 1997                 KV                              3.25                 15,000,000,000 (55)
     July 18, 2007                     July 18, 1997                 YL012                           2.615                10,000,000,000
     Nov. 12, 2009                     Nov. 12, 1999                 YL014                           2.00                 10,000,000,000
     July 28, 2014                     July 28, 2003                 YL015                           0.76                 5,000,000,000
TOTAL PAYABLE IN JAPAN IN JAPANESE YEN.................................................................................   70,000,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.012799..................................................................     895,974,874  (14)
                                       GLOBAL MARKET PAYABLE IN JAPANESE YEN
     Jan. 25, 2010                     Jan. 25, 2000                 ND                              1.875                50,000,000,000
TOTAL PAYABLE IN THE GLOBAL MARKET IN JAPANESE YEN.....................................................................   50,000,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.011446..................................................................     572,312,136 (122)
                                                                     PAYABLE IN EUROPE IN JAPANESE YEN
        Sep. 8, 2005                   Mar. 23, 1998                 EMTN037                         6.21                 10,000,000,000
       Sep. 19, 2005                   Sep. 4, 1998                  EMTN038                         6.205                10,000,000,000
     Aug. 29, 2006                     Aug. 29, 1996                 EMTN021                         4.28                 10,000,000,000 (57)
     Mar. 26, 2007                     Apr. 3, 1997                  EMTN033                         3.20                 10,000,000,000 (47)
     June 13, 2007                     June 13, 1997                 EMTN034                         3.58                 10,000,000,000 (79)
     Feb. 25, 2008                     Feb. 25, 1998                 EMTN036                         2.60                 7,100,000,000  (80)
     Nov. 19, 2009                     Nov. 24, 1999                 EMTN046                         2.00                 10,000,000,000
     June 24, 2013                     June 24, 2003                 EMTN59                          0.5                  5,000,000,000
TOTAL PAYABLE IN EUROPE IN JAPANESE YEN................................................................................   72,100,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.012458..................................................................     898,187,123  (15)
                                       PAYABLE IN EUROPE IN AUSTRALIAN DOLLARS
      Mar. 7, 2008                     Mar. 7, 2003                  EMTN054                         4.75                   100,000,000
     Apr. 23, 2013                     Apr. 23, 2003                 EMTN057                         5.5                    100,000,000
TOTAL PAYABLE IN EUROPE IN AUSTRALIAN DOLLARS..........................................................................     200,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.80982...................................................................     161,964,820 (117)
                                                                     PAYABLE IN EUROPE IN EUROS
     Feb. 17, 2006                     Feb. 17, 1999                 EMTN043                         3.50                    27,000,000
     July 29, 2008                     July 29, 1996                 KD                              6.875                  457,347,051 (121)
     July 21, 2009                     July 21, 1997                 EMTN035                         5.875                  457,347,051 (118)
     Mar. 12, 2010                     Mar. 12, 2003                 EMTN055                         3.50                   400,000,000
      May 14, 2013                     May 7, 2003                   NZ                              4.125                  750,000,000
TOTAL PAYABLE IN EUROPE IN EUROS.......................................................................................   2,091,694,102
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.65967...................................................................   3,471,511,433  (27)
                                                                     PAYABLE IN EUROPE IN SWISS FRANCS
     Sept. 15, 2009                    Sept. 15, 2004                EMTN66                          2.00                   250,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.02143...................................................................     255,357,142 (131)
                                       GLOBAL MARKET PAYABLE IN NEW ZEALAND DOLLARS
      Mar. 3, 2008                     Mar. 3, 2003                  NV                              5.75                   250,000,000
      Dec. 3, 2008                     Dec. 3, 1998                  MF                              6.25                   250,000,000
TOTAL PAYABLE IN THE GLOBAL MARKET IN NEW ZEALAND DOLLARS..............................................................     500,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.75575...................................................................     377,872,750  (69)
                                                                     PAYABLE IN EUROPE IN POUND STERLING
     July 28, 2009                     July 28, 2004                 EMTN65                          5.375                  200,000,000
TOTAL PAYABLE IN EUROPE IN POUNDS......................................................................................     200,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $2.43535...................................................................     487,070,000 (114)
                                       PAYABLE IN EUROPE IN HONG KONG DOLLARS
     June 26, 2013                     June 12, 2003                 EMTN61                          4.10                   500,000,000
TOTAL PAYABLE IN EUROPE IN HONG KONG DOLLAR............................................................................     500,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.17410...................................................................      87,051,195  (13)
TOTAL DEBENTURES AND BONDS.............................................................................................   101,081,712,314
TREASURY BILLS.........................................................................................................   3,256,703,000  (84)
U.S. COMMERCIAL PAPER (in U.S. Dollars)................................................................................     140,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.48132...................................................................     207,384,802  (91)
TOTAL PUBLICLY HELD DEBT ISSUED........................................................................................   104,545,800,116
OTHER DEBT
SCHOOL BOARD TRUST DEBT
    Year ending March 31
            2037                       2004                                                          5.9                    891,000,000  (23)
Less: Sinking Fund Reserve.............................................................................................     (14,854,160)
                                                                                                                            876,145,840
TOTAL DEBT ISSUED FOR PROVINCIAL PURPOSES..............................................................................   126,858,387,412(83)
Consolidation and Other Adjustments....................................................................................   2,000,720,947
TOTAL DEBT ISSUED FOR PROVINCIAL PURPOSES AFTER CONSOLIDATION AND OTHER ADJUSTMENTS....................................   128,859,108,359
DEBT ISSUED FOR INVESTMENT PURPOSES:*
    ONTARIO POWER GENERATION INC. .....................................................................................   5,126,000,000
    HYDRO ONE INC .....................................................................................................   3,759,000,000
TOTAL DEBT ISSUED FOR INVESTMENT PURPOSES..............................................................................   8,885,000,000 (126)
                                       Debt Issued for Ontario Electricity Financial Corporation (OEFC)
                                       PAYABLE IN CANADA IN CANADIAN DOLLARS
NON-PUBLICLY HELD DEBT
Canada Pension Plan Investment Fund
            2007                       1986                          CPP                             9.64                   119,000,000
            2008                       1988                          CPP                             9.13 to 9.72           388,715,000
            2009                       1989                          CPP                             9.62 to 10.31          589,319,000
            2010                       1990                          CPP                             9.61 to 10.31          650,712,000
            2021                       2001                          CPP                             6.08                    19,375,000
            2022                       2002                          CPP                             6.17 to 6.29           172,961,000
            2023                       2003                          CPP                             6.16                    38,130,000
TOTAL PAYABLE IN CANADA IN CANADIAN DOLLARS............................................................................   1,978,212,000   (5)
                                       PAYABLE IN CANADA IN CANADIAN DOLLARS
PUBLICLY HELD DEBT
      Mar. 8, 2006                     Mar. 8, 2001                  CDB-NLA                         5.90                   500,000,000
      May 1, 2006                      Aug. 1, 2003                  DMTN76                          3 CBA                  720,000,000
      June 1, 2006                     Nov. 25, 2003                 DMTN89                          3 CBA                  100,000,000
      June 2, 2006                     Apr. 29, 2004                 DMTN111                         3 CBA+0.15             110,500,000   (4)
        Sep. 8, 2006                   Sep. 16, 2003                 DMTN78                          3.50                 1,000,000,000
       Sep. 27, 2006                   Sep. 27, 2004                 DMTN124                         1 CBA-0.01             100,000,000
      Oct. 1, 2008                     Feb. 13, 2004                 DMTN85                          3 CBA+0.03             736,000,000  (28)(107)
      Dec. 1, 2008                     Jan. 22, 1999                 HC-LZ                           5.70                   650,000,000
      May 19, 2009                     Apr. 30, 2004                 DMTN112                         4.00                    30,000,000   (8)
      May 19, 2009                     May 4, 2004                   DMTN113                         Step-up                 25,000,000  (12)
     Aug. 13, 2009                     Feb. 13, 2004                 DMTN99                          3.21                   623,221,944 (124)
      Oct. 1, 2009                     Oct. 5, 2004                  DMTN126                         3 CBA+0.03             350,000,000
     Nov. 19, 2009                     July 26, 2000                 HC-MU                           6.20                   500,000,000
     Nov. 19, 2010                     Sep. 1, 2000                  HC-NK                           6.10                   500,000,000
     Mar. 15, 2011                     Mar. 15, 2001                 DMTN3                           Step-up                 50,000,000  (37)
      Dec. 2, 2011                     July 20, 2001                 DMTN8                           6.10                   500,000,000
      Dec. 2, 2012                     May 12, 2003                  DMTN53                          5.375                  500,000,000
      June 2, 2013                     May 28, 2003                  DMTN69                          4.75                   500,000,000 (127)
      Mar. 8, 2014                     Jan. 28, 2004                 DMTN93                          5.00                 1,000,000,000 (109)
      Mar. 8, 2015                     Jan. 24, 2005                 DMTN135                         4.50                   500,000,000
      June 2, 2020                     Feb. 22, 2005                 DMTN140                         4.85                    29,000,000  (92)
        Sep. 8, 2023                   Nov. 29, 2004                 HP                              8.10                    50,000,000  (59)
      June 2, 2027                     Feb. 4, 2000                  HC-KJA                          7.60                   100,500,000  (61)
     Aug. 25, 2028                     Apr. 6, 1999                  HC-LQA                          6.25                    78,600,000
      June 2, 2031                     Feb. 24, 2000                 HC-NF                           6.20                   500,000,000  (51)
                                                                                                                          9,752,821,944
                                       PAYABLE IN EUROPE IN CANADIAN DOLLARS
     Apr. 17, 2013                     June 3, 2003                  EMTN56                          5.25                   150,000,000
      July 8, 2014                     July 8, 2004                  EMTN63                          3 CBA+0.07             500,000,000
     Feb. 17, 2015                     Feb. 17, 2005                 EMTN69                          4.50                   200,000,000
                                                                                                                            850,000,000
                                                                     PAYABLE IN EUROPE IN SWISS FRANCS
      July 8, 2013                     July 8, 2003                  EMTN60                          2.50                   300,000,000
TOTAL PAYABLE IN EUROPE IN SWISS FRANCS................................................................................     300,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.02348...................................................................     307,045,455  (35)
                                       PAYABLE IN EUROPE IN AUSTRALIAN DOLLARS
        Sep. 2, 2009                   Sep. 2, 2004                  EMTN67                          5.75                   150,000,000
                                                                                                                            150,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.92997...................................................................     139,495,400 (112)
                                       PAYABLE IN CANADA IN U.S. DOLLARS
       Sep. 15, 2006                   Sep. 15, 2004                 DMTN120                         3 LIBOR-0.15            70,000,000
                                                                                                                             70,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.28900...................................................................      90,230,000 (129)
                                       GLOBAL MARKET PAYABLE IN U.S. DOLLARS
     Dec. 15, 2005                     Nov. 26, 2002                 GLB-NTB                         2.625                  268,308,080 (125)
     June 30, 2006                     Apr. 10, 2003                 GLB-NX                          2.35                   500,000,000
     Mar. 28, 2008                     Feb. 26, 2003                 GLB-NW                          3.282                  300,000,000  (88)
      Oct. 1, 2008                     Mar. 19, 2001                 GLB-MBB                         5.50                   250,000,000
      Feb. 3, 2015                     Feb. 3, 2005                  GLB-PE                          4.50                   500,000,000
TOTAL PAYABLE IN GLOBAL MARKET IN U.S. DOLLARS.........................................................................   1,818,308,080
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.39992...................................................................   2,545,500,000  (93)
TOTAL DEBENTURES AND BONDS.............................................................................................   13,685,092,799
TREASURY BILLS.........................................................................................................     953,000,000
U.S. COMMERCIAL PAPER (in U.S. Dollars)................................................................................      50,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.23263...................................................................      61,631,500
TOTAL DEBT ISSUED FOR OEFC.............................................................................................   16,677,936,299
Direct OEFC Debt.......................................................................................................   10,839,963,000
TOTAL OEFC DEBT........................................................................................................   27,517,899,299
__________

* Debt Issued for Investment  Purposes,  as a result of a debt for equity swap between the Province and Ontario Power  Generation  Inc.
and Hydro One Inc., is eliminated upon consolidation.

References:

1.      All debts are non-callable,  except as noted below. CBA is Canadian  Bankers'  Acceptance Rate; 3 CBA is a three month floating rate;  LIBOR is London  Inter-bank  Offered Rate. All foreign  currency debts have been converted into Canadian  dollars at the rates of the currency  exchange  agreements if the debts are hedged,  or at year end exchange  rates if unhedged.  The year end exchange rates of foreign currencies to Canadian dollars as at March 31, 2005 are: Australian dollar 0.9349, Euro 1.5689,  Hong
        Kong dollar 0.155092,  Japanese yen 0.011283,  New Zealand dollar 0.8617,  U.K. pound  2.2848,  Swiss franc 1.0118,  and United
        States dollar 1.2096.

2.      Bonds are  extendible  at the option of the Province on the initial  maturity  date of  October 27,  2006 and on each  extended maturity date  thereafter to the final maturity date of October 27,  2011.  Interest is payable  semi-annually  at 4.0% in year
        1-2,  4.2% in year 3,  4.5% in year 4, 4.9% in year 5,  5.35% in year 6, 5.8% in the final  year.  In  addition,  the  Province entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of
        3.14%.

3.      Bonds are  extendible  at the option of the Province on the initial  maturity  date of  October 29,  2006 and on each  extended maturity date thereafter to the final maturity date of October 29,  2014.  Interest is payable monthly at 4.2% in year 1, 4.25%
        in year 2,  4.35% in year 3, 4.5% in year 4,  4.65% in year 5, 4.85% in year 6, 5.25% in year 7, 5.5% in year 8, 6.0% in year 9 and 7.0% in the final year. In addition,  the Province  entered into interest rate  agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of 3.09%.

4.      Maximum reset interest rate on this debt is 4.0%.

5.      Securities sold to the Canada Pension Plan Investment Fund are payable  20 years after their respective dates of issue, are not negotiable  and not  transferable  or assignable  but are  redeemable in whole or in part before  maturity at the option of the
        Minister  of Finance of Canada,  on six  months'  prior  notice,  when the  Minister  deems it  necessary  in order to meet the requirements of the Canada Pension Plan. In the case of redemption before maturity,  the Ontario  Securities are to be redeemed in the order in which they were issued and the amount of Ontario  Securities to be redeemed at any time shall be  proportionate to the amount of all securities then held to the credit of the said fund represented by Ontario Securities.

6.      Bonds are  extendible  at the option of the  Province on the initial  maturity  date of  April 25,  2005 and on every  extended maturity date  thereafter,  to the final maturity date of April 25,  2008.  Interest is payable  semi-annually at 4.3% in years
        1-2,  4.7% in year 3, 5.35% in year 4 and 6.4% in the final  year.  In  addition,  the  Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.66%.

7.      The terms of these  debentures  require that equal payments be made each year until their  maturity.  Each payment  consists of blended principal and interest.

8.      Bonds are callable in full but not in part at the option of the Province on May 19,  2006 or bonds are exchangeable in whole or in part at the option of the bond holders on May 26, 2006.

9.      The Province entered into currency exchange  agreements that effectively  converted these  U.S. dollar  obligations to Canadian dollar  obligations  at an exchange rate of 1.29725.  In addition,  the Province  entered into interest  rate  agreements  that effectively converted the interest rate obligation to a fixed rate of 6.73%.

10.     The Province entered into currency exchange  agreements that effectively  converted these  U.S. dollar  obligations to Canadian dollar  obligations  at an exchange rate of 1.58850.  In addition,  the Province  entered into interest  rate  agreements  that effectively converted the interest rate obligation to a rate of 3.70%.

11.     Bonds are  extendible  at the option of the Province on the initial  maturity  date of April 18,  2005,  and on every  extended maturity date thereafter,  to the final maturity date of April 18,  2008.  Interest is payable  semi-annually at 4.30% in years
        1-2,  4.70% in year 3, 5.40% in year 4, and 6.50% in the final year.  In addition,  the Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.84%.

12.     Interest is payable semi-annually at 3.5% in 1-2 years and thereafter at 4.0% until the maturity date.

13.     The Province  entered into currency  exchange  agreements  that  effectively  converted  these Hong Kong dollar  obligations to
        Canadian dollar  obligations at an exchange rate of 0.17410.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 4.99%.

14.     The Province entered into currency exchange agreements that effectively  converted 55 billion of these Japanese yen obligations to Canadian  dollar  obligations  at an exchange  rate of 0.013213.  In  addition,  the Province  entered  into  interest  rate agreements  that  effectively  converted the interest rate  obligation on  $507 million of these debt to a fixed rate of 8.11%,
        $220 million  to a three-month  Canadian BA rate minus 0.051% and the  remaining  debt of  $169 million  is at a coupon rate of
        1.59%.

15.     The Province entered into currency exchange agreements that effectively  converted 57 billion of these Japanese yen obligations to Canadian  dollar  obligations  at an exchange  rate of 0.012766.  In  addition,  the Province  entered  into  interest  rate agreements  that  effectively  converted the interest rate  obligation on $729 million of these debts to a fixed rate of 7.49%;
        the remaining debt of $169 million is at a coupon rate of 1.51%.

16.     The Province entered into interest rate agreements that  effectively  converted the interest rate obligation to a fixed rate of
        3.42%.

17.     Bonds are callable at the option of the Province at par on November 16,  2005. Interest is payable annually at 3.72% in year 1,
        3.87% in year 2, 4.02% in year 3 and 4.17% in the final year.  The province  entered into  currency  exchange  agreements  that effectively  converted  these  U.S. dollar  obligations  to Canadian  dollar  obligations  at an exchange  rate of 1.24400.  In addition,  the Province  entered into interest rate  agreements  that  effectively  converted the interest rate obligation to a floating three-month US LIBOR rate minus 0.24%.

18.     Bonds are  extendible  at the option of the  Province on the  initial  maturity  date of May 20,  2005,  and on every  extended maturity date thereafter,  to the final maturity date of May 20, 2008. Interest is payable semi-annually at 4.15% in years 1-2,
        4.35% in year 3,  5.00% in year 4,  5.35% in year 5, and 6.00% in the final  year.  In  addition,  the  Province  entered  into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.47%.

19.     Bonds are retractable in whole or in part at the option of the bond holders on February 8, 2007.

20.     Bonds are retractable in whole or in part at the option of the bond holders on March 1, 2010.

21.     Bonds are  extendible  at the option of the bond  holders in whole or in part any time prior to  January 12,  2007 to the final maturity date of January 12, 2035.

22.     Bonds are extendible at the option of the Province on the initial maturity date of May 26,  2005, and on each extended maturity date thereafter to the final maturity date of May 26,  2011. Interest is payable  semi-annually at 4.20% in years 1-2, 4.40% in year 3,  4.65% in year 4,  5.00% in year 5, 5.50% in year 6, 6.50% in year 7, and 7.75% in the final  year.  In  addition,  the
        Province  entered into interest rate  agreements  that  effectively  converted the interest rate  obligation to a fixed rate of
        3.21%.

23.     The School Board Trust was created in June 2003 to  permanently  refinance  debt incurred by 55 school  boards to support their capital  projects prior to the introduction of the student focused funding model in 1998. The trust issued 30-year sinking fund debentures  amounting to $891 million in June 2003. The Trust provided  $882 million of the proceeds to the 55 school boards in exchange for the irrevocable  right to receive future transfer  payments from the Province  related to this debt. These amounts will be reduced over the 30-year  period by the transfer  payments  made by Ministry of Education to the Trust under the School
        Board  Operating Grant program.  (As at March 31,  2005, the  outstanding  amount of $867 million  advanced to School Board are included in Other Assets and outstanding debentures of $876 million is included in Debt).

24.     The terms of these debentures require unequal payments,  consisting of both principal and interest, to be made at predetermined irregular intervals. By January 10, 2035, the principal to be repaid on these debentures will be $230.8 million.

25.     Bonds are extendible at the option of the Province on the initial maturity date of June 2,  2005, and on each extended maturity date thereafter to the final maturity date of June 2,  2010. Interest is payable  semi-annually at 4.05% in years 1-2, 4.25% in year 3, 4.70% in year 4, 5.20% in year 5, 5.70% in year 6, and 6.50% in the final year. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.27%.

26.     Bonds are  extendible  at the option of the Province on the initial  maturity  date of  January 28,  2007 and on each  extended maturity date  thereafter to the final maturity date of January 28,  2015.  Interest is payable  semi-annually  at 4.1% in year
        1-2,  4.15% in year 3,  4.25% in year 4, 4.35% in year 5, 4.5% in year 6, 4.75% in year 7, 5.0% in year 8, 5.75% in year 9, and
        6.5% in the final year.  In addition,  the Province  entered into  interest  rate  agreements  that  effectively  converted the interest rate obligation on this debt to a fixed rate of 3.39%.

27.     The Province entered into currency  exchange  agreements that  effectively  converted these Euro obligations to Canadian dollar obligations at an exchange rate of 1.65967.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate  obligations on  $3,426 million  of these debt to a rate of 5.53% and  $46 million to a three-month
        Canadian BA rate minus 0.055%.

28.     The Province entered into interest rate agreements that  effectively  converted the interest rate obligation to a fixed rate of
        3.60%.

29.     The outstanding amounts represent bonds matured but not yet presented for redemption.

30.     The Province issues fixed rate OSBs for a term of three years every year.

31.     Bonds are  extendible  at the option of the  Province  on the initial  maturity  date of June 27,  2005,  and on each  extended maturity date thereafter to the final maturity date of June 27,  2010. Interest is payable semi-annually at 3.50% in years 1-2,
        3.75% in year 3, 4.00% in year 4, 4.625% in year 5, 5.50% in year 6, and 6.25% in the final year.  In  addition,  the  Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 2.93%.

32.     Bonds are  extendible at the option of the Province on the initial  maturity date of  September 4,  2005,  and on each extended maturity date thereafter to the final maturity date of September 4,  2013. Interest is payable  semi-annually at 4.35% in years
        1-2,  4.50% in year 3,  4.65% in year 4,  4.90% in year 5,  5.50% in year 6, 6.00% in year 7, 6.75% in year 8, 7.50% in year 9, and 8.00% in the final year. In addition,  the Province  entered into interest rate agreements that  effectively  converted the interest rate obligation to a fixed rate of 3.01%.

33.     Bonds are  extendible  at the option of the Province on the initial  maturity  date of  October 14,  2006 and on each  extended maturity date  thereafter to the final maturity date of  October 14,  2009.  Interest is payable  annually at 4.0% in year 1-2,
        4.1% in year 3, 4.4% in year 4,  5.0% in the final year. In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation on this debt to a fixed rate of 3.13%.

34.     Registered  holder exercised the right to exchange  Series MV Bonds for Series MW Bonds on December 2,  2004. In addition,  the
        Province  entered into interest  rate  agreements  that  effectively  converted the interest rate  obligation on this debt to a floating three month BA rate minus 0.45%.

35.     The Province entered into currency exchange  agreements that effectively  converted these Swiss francs  obligations to Canadian dollar  obligations  at an exchange  rate of 1.02348.  In addition,  the Province  entered into interest  rate  agreement  that effectively converted the interest rate obligation to a fixed rate of 4.99%.

36.     Bonds are  extendible at the option of the Province on the initial  maturity date of  September 10,  2005, and on each extended maturity date thereafter to the final maturity date of September 10,  2008. Interest is payable semi-annually at 4.00% in years
        1-2,  4.30% in year 3, 4.85% in year 4, and 5.45% in the final year.  In addition,  the Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.18%.

37.     Bonds are  retractable  in whole or in part at the option of the bond holders on March 15,  2005.  Interest is payable at 5.50%
        for the first four years and 6.80% for the remaining six years.

38.     Bonds are  retractable at the option of the bond holders on December 2,  2014, or  exchangeable  for  series DMTN119  at par on
        December 15,  2014.  Interest is payable at 4.0% until  December 2,  2014 and thereafter at 5.35% until final maturity date. In addition,  the Province entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a rate of 5.26%.

39.     Outstanding amounts include bonds held by Agricorp, a government organization, of $10 million in Series JV.

40.     No interest is payable in the first five years, thereafter interest is payable monthly at 17.25%.

41.     The terms of these debentures require unequal payments,  consisting of both principal and interest, to be made at predetermined irregular  intervals with the final payment on January 10,  2045. The total  principal and interest to be payable over the life of the debenture is $1,325 million in total.

42.     Bonds are  extendible  at the option of the Province on July 18,  2005 to final  maturity  date of July 18,  2008.  Interest is payable  semi-annually  at 3.75% in years 1-2, and 5.15%  thereafter,  if  extended.  In  addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.15%.

43.     The Province  entered into currency  exchange  agreements that  effectively  converted these US dollar  obligations to Canadian dollar  obligations  at an exchange rate of 1.36783.  In addition,  the Province  entered into interest  rate  agreements  that effectively converted the interest rate obligations on $17,130 million of these debt to a rate of 5.32%,  $193 million to three month Canadian BA rate plus 0.024% and $570 million to one month Canadian BA rate plus 0.046%.

44.     Bonds are  extendible  at the option of the Province on the initial  maturity  date of  August 5,  2005,  and on each  extended maturity date  thereafter to the final maturity date of August 5,  2010.  Interest is payable  semi-annually  at 4.00% in years
        1-3,  4.25% in year 4, 5.00% in year 5, 5.25% in year 6, and 7.50% in the final year.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.20%.

45.     The Province  entered into interest rate  agreements that  effectively  converted the interest rate obligation to a three-month
        Canadian BA rate minus 0.02%.

46.     Interest is payable  quarterly at a three-month  Canadian BA rate plus 0.85% for the first two years,  and  thereafter at 5.75%
        semi-annually.  In addition,  the Province entered into interest rate agreements that  effectively  converted the interest rate obligation to a three-month Canadian BA rate minus 0.07%.

47.     Proceeds of issue and repayment are in Japanese yen.  Interest is payable in Australian  dollars  annually  based on a notional principal of Australian  dollars  $103.2 million at 3.2%. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 6.86%.

48.     Bonds are  extendible  at the option of the Province on the initial  maturity  date of  January 19,  2007 and on each  extended maturity date  thereafter to the final maturity date of January 19,  2017.  Interest is payable  semi-annually  at 4.2% in year
        1-2,  4.5% in year  3-4,  4.75% in year 5, 5.0% in year 6,  5.25% in year 7, 5.5% in year 8,  5.75% in year 9, 6.0% in year 10,
        6.5% in year 11 and 7.0% in the final year. In addition,  the Province  entered into interest rate agreements that  effectively converted the interest rate obligation on this debt to a fixed rate of 3.39%.

49.     Bonds are  extendible  at the option of the Province on the initial  maturity  date of  August 25,  2005,  and on each extended maturity date thereafter to the final maturity date of August 25,  2008.  Interest is payable  semi-annually  at 4.00% in years
        1-2,  4.10% in year 3, 4.60% in year 4, and 5.30% in the final year.  In addition,  the Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.26%.

50.     Interest  rate on this debt is  capped  at 3.25% in year 1,  3.90% in year 2 and 4.65% in the  final  year.  In  addition,  the
        Province entered into interest rate agreements that effectively  converted the interest rate obligation on this debt to a fixed rate of 3.67%.

51.     This  issue has been  on-lent to OEFC until  June 2,  2010,  after  which the issue will be assumed by the  Province  until the maturity date.

52.     Bonds are  extendible at the option of the Province on the initial  maturity date of  September 26,  2005, and on each extended maturity date thereafter to the final maturity date of September 26,  2013. Interest is payable semi-annually at 4.25% in years
        1-2,  4.35% in year 3,  4.50% in year 4,  4.75% in year 5,  5.25% in year 6, 5.75% in year 7, 6.25% in year 8, 7.00% in year 9, and 8.25% in the final year. In addition,  the Province  entered into interest rate agreements that  effectively  converted the interest rate obligation to a fixed rate of 2.98%.

53.     The Province entered into interest rate agreements that  effectively  converted the interest rate obligation to a fixed rate of
        4.02%.

54.     Proceeds of issue and repayment are in Japanese yen. Interest is payable in Australian  dollars,  based on a notional principal of  AUD52.5 million  at 3.10%. In addition,  the Province entered into interest rate agreements that effectively  converted the interest rate obligation to a three-month Canadian BA rate minus 0.051%.

55.     Proceeds of issue and repayment  are in Japanese yen.  Interest is payable in  U.S. dollars,  based on a notional  principal of
        USD120.8 million  at 3.25%. In addition,  the Province  entered into interest rate agreements  that  effectively  converted the interest rate obligation to a three-month Canadian BA rate minus 0.051%.

56.     Bonds are extendible at the option of the bond holders on the initial maturity date of September 8,  2013 to the final maturity date of March 8,  2033.  Interest is payable  semi-annually at 4.625% until the initial maturity date and at 5.85% if extended.
        In addition,  the Province  entered into interest rate  agreements that  effectively  converted the interest rate obligation on this debt to a rate of 5.08%.

57.     Proceeds of issue and repayment are in Japanese yen.  Interest is payable in Australian  dollars based on a notional  principal of  AUD121.1 million at 4.28%. In addition,  the Province entered into interest rate agreements that effectively  converted the interest rate obligation to a fixed rate of 7.38%.

58.     During the 2004-05 fiscal year, Series DMTN61 was re-opened once, bringing the total issue size to $4,500 million.

59.     During the 2004-05  fiscal year,  Series HP  was  re-opened  twice,  bringing the total issue size to  $991 million,  including
        $50 million for OEFC.

60.     During the 2004-05 fiscal year, the Province purchased for cancellation $5.9 million Series DMTN46.

61.     During the 2004-05 fiscal year, Series KJ was re-opened five times, bringing the total issue size to $4,835 million,  including
        $101 million to OEFC.

62.     1999-2004  Series are  redeemable at the option of the holder on June 21 and  December 21  and also during the 14 calendar days immediately after, with the exception of fixed rate bonds, which are redeemable at maturity only. All current  outstanding OSBs may be redeemed upon the death of the beneficial owner.

63.     During the 2004-05 fiscal year, Series LK was re-opened once, bringing the total issue size to $4,727 million.

64.     During the 2004-05 fiscal year, Series NE was re-opened once, bringing the total issue size to $774 million.

65.     Pursuant to the Ontario Public Service Employees'  Pension Act 1994 and the Asset Transfer Agreement of December 12,  1994, the
        Province was obligated to re-split the  debentures  between the Public  Service  Pension Fund  (“PSPF”) and the Ontario  Public
        Service Employees' Union Pension Plan Trust Fund (“OPSEU Fund”) based on accurate data when it was available.  On June 13, 1997 a Restated  Sponsorship  Amendment  and Asset  Transfer  Agreement was signed,  replacing the 1994  agreement and resulting the existing  split after debt  payment.  The terms of these  debenture  require that the  principal be repaid in 12 equal  monthly payment in the year preceding the date of maturity.

66.     2000  Series:  Interest is payable at 5.75% in year 1, 6.25% in year 2, 6.50% in year 3, 6.75% in year 4 and 7.00% in the final year.  2001 Series:  Interest is payable at 4.25% in year 1, 5.00% in year 2, 5.75% in year 3, 6.25% in year 4 and 6.75% in the final year.  2002  Series:  Interest is payable at 2.50% in year 1, 3.75% in year 2, 4.50% in year 3, 5.00% in year 4 and 5.50%
        in the final year.  2003  Series:  Interest is payable at 2.75% in year 1, 3.25% in year 2, 3.5% in year 3, 4.00% in year 4 and
        4.25% in the final year. 2004 Series:  Interest  payable at 1.7% in year 1, 3% in year 2, 3.5% in year 3, 4.5% in year 4 and 6%
        in the final year.

67.     The Minister of Finance will reset the interest rate every six months.  Effective December 21,  2004, the interest rate was set at 2.2%.

68.     The Province  entered into interest rate agreements that effectively  converted the interest rate obligation on  $1,560 million of this debt to a fixed rate of 3.87%.

69.     The Province  entered into currency  exchange  agreements that  effectively  converted these New Zealand dollar  obligations to
        Canadian dollar  obligations at an exchange rate of 0.75575.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 5.24%.

70.     During the 2004-05 fiscal year, the Province purchased for cancellation $88.1 million Series HS.

71.     Bonds are  extendible at the option of the Province on the initial  maturity  date of  December 1,  2005,  and on each extended maturity date thereafter to the final maturity date of December 1,  2008.  Interest is payable  semi-annually at 4.00% in years
        1-2,  4.20% in year 3, 4.65% in year 4, and 5.65% in the final year.  In addition,  the Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.22%.

72.     During the 2004-05 fiscal year, Series DMTN16 was re-opened once, bringing the total issue size to $2,000 million.  Outstanding amount includes bonds held by Legal Aid, a government organization, of $3.6 million.

73.     The Province  entered into interest rate agreement that  effectively  converted the interest rate obligation to a fixed rate of
        3.08%.

74.     The Province  entered into interest rate agreement that  effectively  converted the interest rate obligation to a fixed rate of
        2.91%.

75.     Bonds are  extendible at the option of the Province on the initial  maturity  date of  January 26,  2006,  and on each extended maturity date thereafter to the final maturity date of January 26,  2009.  Interest is payable  semi-annually at 3.75% in years
        1-2,  3.90% and 4.05% for the two  payments in year 3, 4.20% and 4.45% for the two  payments in year 4, and 5.25% and 6.00% for the two payments in the final year. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 2.70%.

76.     Bonds are  extendible  at the option of the  Province on the initial  maturity  date of  October 1,  2006 and on each  extended maturity date thereafter to the final maturity date of October 1,  2010. Interest is payable semi-annually at 4.0% in year 1-2,
        4.1% in year 3, 4.3% in year 4, 4.9% in year 5, 5.75% in the final year. In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation on this debt to a fixed rate of 3.12%.

77.     Bonds are  extendible at the option of the Province on the initial  maturity  date of  January 27,  2006,  and on each extended maturity date thereafter to the final maturity date of January 27,  2011.  Interest is payable  semi-annually at 4.00% in years
        1-2,  4.20% in year 3,  4.40% in year 4,  5.00% in year 5,  5.20% in year 6, and  6.00% in the final  year.  In  addition,  the
        Province  entered into interest rate  agreements  that  effectively  converted the interest rate  obligation to a fixed rate of
        2.71%.

78.     Bonds are  extendible at the option of the Province on the initial  maturity date of  February 12,  2006,  and on each extended maturity date thereafter to the final maturity date of February 12,  2009. Interest is payable  semi-annually at 3.25% in years
        1-2,  3.40% and 3.60% for the two  payments in year 3, 3.80% and 4.30% for the two  payments in year 4, and 5.00% and 6.00% for the two payments in the final year. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 2.49%.

79.     Proceeds of issue and repayment of principal  are in Japanese  yen.  Interest is payable in  U.S. dollars  annually  based on a notional  principal of USD  86.3 million  at 3.58%.  In addition,  the Province  entered into  interest  rate  agreements  that effectively converted the interest rate obligation to a fixed rate of 6.35%.

80.     Proceeds of issue and repayment of principal are in Japanese yen.  Interest is payable in US dollars  semi-annually  based on a notional  principal  of  USD57.1 million  at 2.6%.  In addition,  the  Province  entered into  interest  rate  agreements  that effectively converted the interest rate obligation to a fixed rate of 5.57%.

81.     Bonds are  extendible  at the option of the Province on the initial  maturity  date of  February 25,  2007 and on each extended maturity date thereafter to the final maturity date of February 25,  2010.  Interest is payable  annually at 3.25% in year 1-2,
        3.6% in year 3, 4.25% in year 4, and 5.0% in the final year. In addition,  the Province  entered into interest rate  agreements that effectively converted the interest rate obligation on this debt to a fixed rate of 3.42%.

82.     During the 2004-05 fiscal year, the Province purchased for cancellation $1.3 million of Series JA.

83.     Total  Debt  Issued  for  Provincial  Purposes  does not  include  the  following  debt  issued  by  government  organizations:
        $2,140.5 million by Ontario Housing  Corporation,  $79 million by Ontario Municipal  Improvement  Corporation,  $404 million by
        Toronto Area Transit Operating Authority (Go Transit),  $1,288 million by Ontario Strategic  Infrastructure Financing Authority
        and debt of Royal Ontario Museum of $25.6 million.

84.     The treasury bill balance includes the following treasury bill holdings by government  organizations:  $191 million held by the
        Northern Ontario Heritage  Fund Corporation,  $105 million  held by Ontario Trillium  Foundation,  $132 million held by Ontario
        Reality Corporation and $33 million held by Ontario Securities Commission.

85.     Bonds are  extendible  at the option of the Province on the initial  maturity  date of  September 7,  2006 and on each extended maturity date thereafter to the final maturity date of September 7,  2011.  Interest is payable  semi-annually  at 4.1% in year
        1-2,  4.25% in year 3, 4.6% in year 4, 4.85% in year 5, 5.0% in year 6 and 6.0% in the final year.  In  addition,  the Province entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of
        3.11%.

86.     The Province  entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of 3.31%.

87.     Bonds are  extendible  at the option of the Province on the initial  maturity  date of  March 19,  2006,  and on each  extended maturity date  thereafter  to the final  maturity date of March 19,  2011.  Interest is payable  monthly at 3.25% in years 1-2,
        3.30% in year 3, 3.90% in year 4, 5.00% in year 5, 5.40% in year 6, and 6.35% in the final  year.  In  addition,  the  Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 2.31%.

88.     Bonds are callable in full but not in part at the option of the Province on September 7,  2005 and every six months  thereafter to final maturity date of March 28, 2008.

89.     During the 2004-05 fiscal year, Series DMTN131 was re-opened once, bringing the total issue size to USD 300 million.

90.     The terms of these debentures require that a special one-time interest payment of $31.1 million be made at maturity.

91.     U.S. Commercial Paper issues are non-interest bearing with maturities up to 92 days.

92.     During fiscal year 2004-05, Series DMTN140 was re-opened three times, bringing the total issue size to $200 million,  including
        $29 million for OEFC.

93.     The Province entered into currency exchange  agreements that effectively  converted these  U.S. dollar  obligations to Canadian dollar  obligations  at an exchange rate of 1.39992.  In addition,  the Province  entered into interest  rate  agreements  that effectively  converted the interest rate obligations on  $2,171 million of these debt to a fixed rate of 4.96% and $374 million to a floating three month U.S. LIBOR rate minus 0.1%.

94.     Bonds are extendible at the option of the Province on March 24, 2006 to the final maturity date of March 24,  2011. Interest is payable  semi-annually  at 3.00% in years 1-2, and 5.05% if extended.  In addition,  the Province  entered into  interest  rate agreements that effectively converted the interest rate obligation to a fixed rate of 2.40%.

95.     Bonds were extended at the option of the bond holders on the initial  maturity date of  November 20,  2002,  and are extendible annually on each  extended  maturity date  thereafter to the final  maturity  date of  February 20,  2007.  Interest is payable quarterly  at a  three-month  Canadian  BA rate minus  0.05% in year 1,  three-month  Canadian  BA rate minus  0.01% in year 2, three-month  Canadian BA rate plus 0.03% in year 3, three-month Canadian BA rate plus 0.05% in year 4, and three-month Canadian
        BA rate plus 0.07% for the remaining term.

96.     Debentures  issued to the Ontario  Housing  Corporation  (OHC) are not negotiable and not  transferrable  or assignable but are redeemable in whole or in part at the option of the OHC, on six months prior written notice.

97.     Outstanding amounts include bonds held by government organizations: Legal Aid of $4.6 million and Agricorp of $9 million.

98.     This is a variable payment, zero coupon bond with a yield of 4.54%.

99.     Bonds are  extendible  at the option of the Province on the initial  maturity  date of  October 27,  2006 and on each  extended maturity date thereafter to the final maturity date of October 27,  2014.  Interest is payable  semi-annually  at 4.45% in year
        1-2,  4.55% in year 3,  4.65% in year 4,  4.75% in year 5, 4.85% in year 6, 5.0% in year 7, 5.25% in year 8, 6.0% in year 9 and
        7.0% in the final year.  In addition,  the Province  entered into  interest  rate  agreements  that  effectively  converted the interest rate obligation on this debt to a fixed rate of 3.14%.

100.    Bonds are extendible at the option of the Province on the initial maturity date of July 7,  2006 and on each extended  maturity date thereafter to the final maturity date of July 7,  2009. Interest is payable annually at 4.2% in year 1-2, 4.55% in year 3,
        5.0% in year 4, and 5.5% in the final year. In addition,  the Province  entered into interest rate agreements that  effectively converted the interest rate obligation on this debt to a fixed rate of 3.18%.

101.    Bonds are  extendible  at the option of the Province on the initial  maturity  date of  March 26,  2006,  and on each  extended maturity date  thereafter to the final maturity date of March 26,  2014.  Interest is payable  semi-annually  at 4.00% in years
        1-2,  4.10% in year 3,  4.15% in year 4,  4.30% in year 5,  4.50% in year 6, 4.75% in year 7, 5.00% in year 8, 5.25% in year 9, and 5.75% in the final year. In addition,  the Province  entered into interest rate agreements that  effectively  converted the interest rate obligation to a fixed rate of 2.35%.

102.    Bonds are extendible at the option of the Province on the initial maturity date of July 2,  2006 and on each extended  maturity date thereafter to the final maturity date of July 2,  2010.  Interest is payable  semi-annually  at 4.35% in year 1-2, 4.6% in year 3, 5.0% in year 4, 5.25% in year 5 and 5.75% in the final year.  In addition,  the Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation on this debt to a fixed rate of 3.18%.

103.    The Province entered into interest rate agreements that  effectively  converted the interest rate obligation to a fixed rate of
        3.71%.

104.    The Province  entered into interest rate agreement that  effectively  converted the interest rate obligation to a fixed rate of
        3.28%.

105.    The Province entered into interest rate agreements that  effectively  converted the interest rate obligation on $425 million of this debt to a fixed rate of 4.65%.

106.    The Province  entered into interest rate agreement that  effectively  converted the interest rate obligation to a fixed rate of
        3.37%.

107.    During the 2004-05 fiscal year,  Series DMTN85 was re-opened twice, bringing the total issue size to $2,596 million,  including
        $736 million for OEFC.

108.    Interest is capped at 5.0%.

109.    During the 2004-05  fiscal year,  Series DMTN93  was  re-opened  four times,  bringing the total issue size to  $3,500 million, including  $1,000 million  for OEFC.  Outstanding  amounts  include bonds held by Ontario  Strategic  Infrastructure  Financing
        Authority of $250 million.

110.    Bonds were extended at the option of the bond holders on the initial  maturity date of  December 5,  2002,  and are  extendible annually on each extended  maturity date to the final maturity date of  December 5,  2008.  Interest is payable  quarterly at a three-month  Canadian  BA rate minus  0.05% in year 1, minus  0.01% in year 2, plus 0.03% in year 3, plus 0.05% in year 4, plus
        0.07% in year 5, and plus 0.08% in the final two years.

111.    Outstanding amounts include bonds held by Agricorp, a government organization, of $11 million in Series NK.

112.    The Province entered into exchange rate agreement that  effectively  converted this Australian  dollar  obligations to Canadian dollar  obligations  at an exchange  rate of 0.92997.  In addition,  the Province  entered into interest  rate  agreement  that effectively converted the interest rate obligation of this debt to a fixed rate of 4.38%.

113.    The Province  entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of 3.28%.

114.    The Province entered into currency exchange agreements that effectively  converted these pound sterling obligations to Canadian dollar  obligations  at an exchange rate of 2.43535.  In addition,  the Province  entered into interest  rate  agreements  that effectively converted the interest rate obligation on this debt to a fixed rate of 4.27%.

115.    Bonds are  retractable  at the  option of the  holders  on  March 8,  2012 or  exchangeable  at par on  March 21,  2012 for the
        Series DMTN61  maturing on March 8,  2033. Interest is payable semi-annually at 3.25% until March 8, 2012 and 5.85% to March 8,
        2033. In addition,  the Province entered into interest rate agreements that effectively  converted the interest rate obligation to a rate of 5.72%.

116.    Bonds are callable at the option of the Province on June 1,  2005.  Interest is payable quarterly at a three-month  Canadian BA rate plus 0.59% in years 1-3,  and  semi-annually  at 5.70% if not called.  In the event that the bond is not called,  the bond holder has the right to exchange this series for series LZ.  In addition,  the Province  entered into interest rate  agreements that effectively converted the interest rate obligation to a three-month Canadian BA rate minus 0.03%.

117.    The Province entered into currency  exchange  agreements that  effectively  converted these  Australian  dollar  obligations to
        Canadian dollar  obligations at an exchange rate of 0.80982.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 5.26%.

118.    The amount  outstanding in legacy currency is French franc  3 billion.  The French franc was converted to Euro using conversion rate of one Euro equals:  6.55957  French francs in accordance  with Council  Regulation  (EU)  No. 2866/98.  In addition,  the
        Province entered into interest rate agreements that effectively converted the interest rate obligation to a rate of 5.35%.

119.    Bonds are callable at the option of the Province on  September 12,  2005. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.17%.

120.    Bonds are  extendible  at the option of the Province on the initial  maturity date of  September 20,  2006 and on each extended maturity date thereafter to the final maturity date of September 20,  2011. Interest is payable  semi-annually at 4.15% in year
        1-2,  4.25% in year 3, 4.4% in year 4, 4.6% in year 5, 4.90% in year 6 and 6.0% in the final year.  In  addition,  the Province entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of
        3.12%.

121.    The amount  outstanding in legacy currency is French franc  3 billion.  The French franc was converted to Euro using conversion rate of one Euro equals:  6.55957  French francs in accordance  with Council  Regulation  (EU)  No. 2866/98.  In addition,  the
        Province  entered into interest rate  agreements  that  effectively  converted the interest rate  obligation to a fixed rate of
        6.61%.

122.    The Province entered into currency exchange agreements that effectively  converted 10 billion of these Japanese yen obligations to Canadian  dollar  obligations  at an exchange  rate of 0.012099.  In  addition,  the Province  entered  into  interest  rate agreements that  effectively  converted the interest rate obligation on $121 million of this debt to a fixed rate of 6.48%; the remaining debt of $451 million is at a coupon rate of 1.88%.

123.    These are zero coupon bonds with principal and interest  payable on maturity.  The total principal and interest to be paid over the life of these bonds are $225.7 million.

124.    Principal and interest are repayable in  semi-annual  instalments of  $89.9 million  starting from  August 13,  2004. The total outstanding debt is $747.9 million,  including $623.2 million for OEFC. The Province entered into interest rate agreements that effectively  converted  the interest  rate  obligation  to a fixed rate of 3.17% on  $623.2 million  for OEFC and the remaining
        $124.6 million with a rate of 2.95%.

125.    The issue size is USD750 million, including USD268.3 million for OEFC.

126.    Debt issued for investment purposes is comprised of Notes payable to Ontario Electricity  Financial  Corporation as a result of a debt for equity swap between the Province and its two wholly-owned subsidiaries,  Ontario Power Generation Inc. and Hydro One
        Inc. The debt matures in three equal instalments on March 31, 2039, 2040 and 2041 and bears interest at 5.85% payable monthly.

127.    During the 2004-05 fiscal year,  Series DMTN69 was re-opened once,  bringing the total issue size to  $1,530 million  including
        $500 million for OEFC.

128.    Bonds are  extendible  at the option of the bond  holders on March 8,  2009 to the final  maturity  date of March 8,  2033.  In addition,  the bond  holders  have the  option to  exchange  this bond for  DMTN61  on  March 18,  2009.  Interest  is  payable semi-annually at 3.0% until March 8, 2009 and 5.85%, thereafter if extended.

129.    The Province  entered into exchange rate agreement that effectively  converted this U.S. dollar  obligations to Canadian dollar obligations at an exchange rate of 1.289.  In addition,  the Province  entered into interest rate  agreement  that  effectively converted the interest rate obligation of this debt to a fixed rate of 3.30%.

130.    Outstanding amount includes bonds held by Agricorp, a government organization, of $15 million.  During the 2004-05 fiscal year,
        Series LE  was  re-opened  once,  bringing the total issue size to  $1,660 million.  The Province  entered into  interest  rate agreements that  effectively  converted the interest rate obligation on $100 million of this debt to a three-month  Canadian BA rate minus 0.125%.

131.    The Province entered into currency  exchange  agreements that effectively  converted these Swiss Franc  obligations to Canadian dollar  obligations  at an exchange rate of 1.02143.  In addition,  the Province  entered into interest  rate  agreements  that effectively converted the interest rate obligations to a fixed rate of 4.26%.

132.    Bonds are extendible at the option of the Province on the initial  maturity date of May 3,  2006 and on each extended  maturity date  thereafter to the final maturity date of May 3,  2010.  Interest is payable  semi-annually  at 3.5% in year 1-2, 3.75% in year 3, 4.25% in year 4, 5.5% in year 5 and 6.75% in the final year.  In addition,  the Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation on this debt to a fixed rate of 2.71%.

133.    Bonds are extendible at the option of the Province on the initial  maturity date of May 5,  2006 and on each extended  maturity date  thereafter to the final maturity date of May 5,  2011.  Interest is payable  semi-annually  at 4.0% in year 1-2, 4.15% in year 3, 4.25% in year 4, 4.75% in year 5 and 5.0% in year 6 and 6.0% in the final year. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation on this debt to a fixed rate of 2.66%.

134.    Bonds were issued at a premium of $47.5 million.

135.    Outstanding amounts include bonds held by Ontario Strategic Infrastructure Financing Authority of $25 million.

                                                 PUBLIC ACCOUNTS, 2004-2005 — VOLUME 1

                                        III. CONTINGENT LIABILITIES — OBLIGATIONS GUARANTEED BY
                                                        THE PROVINCE OF ONTARIO

                                                         As at March 31, 2005

LOANS GUARANTEED

                                                                                               Year of     Rate of     Outstanding
                                                                                                Issue     Interest   March 31, 2005   References
                                                                                                              %             $
MINISTRY OF AGRICULTURE AND FOOD
  Commodity Loan Guarantee Program.......................................................   2004-05     Various           12,968,218      (1)
  Feeder Cattle Loan Guarantee Program...................................................   2004-05     Various            7,123,455
  FarmPlus Rural Loan Pool Program.......................................................   2004-05     Various            7,847,725      (2)
TOTAL MINISTRY OF AGRICULTURE AND FOOD..........................................................................          27,939,398
MINISTRY OF COMMUNITY, FAMILY AND CHILDREN'S SERVICES
  Ontario College of Social Workers and Social Service Workers...........................   1999        Prime-0.6          3,100,000      (3)
TOTAL MINISTRY OF COMMUNITY, FAMILY AND CHILDREN'S SERVICES.....................................................           3,100,000
MINISTRY OF ECONOMIC DEVELOPMENT AND TRADE
  The Development Corporations Act
    Total guarantees re various companies................................................   Various     Prime+1              245,348
  Youth Entrepreneurs Program............................................................   2001-2002   Prime+1            1,839,623
TOTAL MINISTRY OF ECONOMIC DEVELOPMENT AND TRADE................................................................           2,084,971
MANAGEMENT BOARD SECRETARIAT
  Mortgage Guarantees Dissolution of Ontario Land Corporation............................   1971-1976   N/A                   30,956      (4)
TOTAL MANAGEMENT BOARD SECRETARIAT..............................................................................              30,956
MINISTRY OF MUNICIPAL AFFAIRS AND HOUSING
    Ontario Housing Corporation “Homes Now” Mortgage Financing Program...................   1989        Various          166,127,703      (5)
TOTAL MINISTRY OF MUNICIPAL AFFAIRS AND HOUSING.................................................................         166,127,703
MINISTRY OF NATURAL RESOURCES
  Freshwater Fish Marketing Corporation..................................................   1969        Variable           1,000,000
TOTAL MINISTRY OF NATURAL RESOURCES.............................................................................           1,000,000
MINISTRY OF NORTHERN DEVELOPMENT AND MINES
  Algoma Central Railway.................................................................   1995        N/A                3,800,000
TOTAL MINISTRY OF NORTHERN DEVELOPMENT AND MINES................................................................           3,800,000
MINISTRY OF TRAINING, COLLEGES AND UNIVERSITIES
  Ontario Student Loan Plan:
  Class “A”..............................................................................   Various     Prime            691,773,288
  Class “B”..............................................................................   Various     Prime+1          584,311,682
  Class “C”..............................................................................   Various     Prime+1        1,191,892,924
TOTAL MINISTRY OF TRAINING, COLLEGES AND UNIVERSITIES...........................................................       2,467,977,894
TOTAL LOANS GUARANTEED..........................................................................................       2,672,060,922
OTHER
MINISTRY OF FINANCE
  GO Transit Refinancing (TATOA).........................................................   1994        N/A              403,542,345      (6)
  Deposit Insurance Corporation of Ontario...............................................   2004        N/A               20,000,000      (9)
  Ontario Municipal Improvement Corporation..............................................   1991        N/A               79,021,000      (7)
  Former Province of Ontario Savings Office (POSO) — Term Deposits.......................   2003        N/A              326,489,732      (8)
    TOTAL MINISTRY OF FINANCE............................................................                                829,053,077
    TOTAL OTHER..........................................................................                                829,053,077
TOTAL CONTINGENT LIABILITIES....................................................................................       3,501,113,999

                                                 PUBLIC ACCOUNTS, 2004-2005 — VOLUME 1

                                        III. CONTINGENT LIABILITIES — OBLIGATIONS GUARANTEED BY
                                                  THE PROVINCE OF ONTARIO — Concluded

                                                         As at March 31, 2005

References:

1.      The Province's maximum liability for the program is $200,000,000.

2.      The Province's maximum liability for the program is $50,000,000.

3.      Amount  represents  loan guarantee for the Ontario  College of Social Workers and Social Service Workers from the Royal Bank of
        Canada up to $3,100,000 for a period ending December 31, 2006.

4.      The  Ministry  of Finance  assumed the  contingent  liability  arising  from the  Mortgage  Guaranty  Fund of the Ontario  Land
        Corporation, which was dissolved on March 31, 1987.

5.      Loans totalling  $1,323 million  taken by OHC for “Homes Now” from the Federal  Government's CPP allotment have been guaranteed by the  Province.  Starting  1993,  most of these  loans,  except for loans  related to Student  Housing  ($166,127,703),  were refinanced  by the private  sector and funds  realized  were loaned to the  Ministry of Finance.  The  Ministry of Finance will report its loan of $1,157 million as a liability, therefore this should be excluded from the guarantee amount.

6.      The Province has entered into a sale and conditional  sale-back  arrangement of GO Transit with Asset Finance Bermuda  Limited.
        The deal  provided the  Province  with about  $431 million  in the initial  fiscal year  1993-94  with an option of  additional borrowing and to repay in year 2006.  GO Transit will maintain  control over its assets and  operations  and provision  will be made within twelve years to buy back the asset.

7.      In accordance with the Capital  Investment Plan Act, 1993, the Ontario Municipal  Improvement  Corporation's  (OMIC) assets and liabilities  were  transferred to the Ontario  Financing  Authority  (OFA) on  November 15,  1993. OMIC received loans from the
        Canada  Pension Plan (CPP) and the Province,  which OMIC used to make loans to  municipalities  and school boards under similar terms as its debt.

8.      Upon the sale of the former  Province of Ontario  Savings  Office  (POSO) to  Desjardins  Credit Union on March 31,  2003,  the
        Province provided a maximum five year guarantee up to March 31,  2008 for POSO term deposits (principal and interest) purchased up to March 31, 2003. The remaining outstanding amount of term deposits guaranteed as at March 31, 2005 is $326 million.

9.      The Province has  guaranteed  the  repayment of revolving  credit  facility  made by Canadian  Imperial Bank of Commerce to the
        Deposit  Insurance  Corporation of Ontario (DICO) for a period  beginning  January 1,  2005 and ending  December 31,  2005. The maximum  amount  guaranteed  is  $20 million  including  interest,  costs and  expenses  thereon.  DICO will pay the Province a guarantee fee of 0.005% of credit facility plus 0.05% of actual borrowings.

                                                 PUBLIC ACCOUNTS, 2004-2005 — VOLUME 1

                                                     IV. CLAIMS AGAINST THE CROWN

                                                         As at March 31, 2005

    The  following  are claims  arising from legal action  either in progress or  threatened  against the Crown in respect of breach of contract,  damages to persons and property and like items.  The amounts claimed have not been specified,  but in each case are expected to exceed $50 million:

1.      Dudley Abbot et al. (preferred shareholders of Crown Trust) v. HMQRO.

2.      Theriault in respect of mining leases to Hemlo Gold Mines v. HMQRO.

3.      Chiefs of Ontario v. HMQRO.

4.      Mary Lou LaPratte, Roland LaPratte, Sheila Horrell, Arthur Horrell et al v. HMQRO.

5.      Monaghan, John Richard v. HMQRO.

6.      Alberto Docouto v. HMQRO.

7.      Vance Hamilton Egglestone v. HMQRO, Barker and Maier.

8.      Arnold Guettler, Neo-Form Corporation and Neo-Form North America Corporation v. HMQRO et al.

9.      R. Shawn A. Cantlon v. HMQRO.

10.     Anne and Alexander Larcade v. HMQRO.

11.     Pearson v. Inco Ltd., HMQRO.

12.     Timothy Natyshak v. HMQRO et al.

13.     Ayok, Chol v. York University.

14.     Frank Defazio, et al v. HMQRO, Toronto Transit Commission, Pinchen Environmental Consultants, et al.

15.     Dumoulin v. Ontario Realty Corporation and HMQRO.

16.     Adrian, Shirley et al v. HMQRC and HMQRO.

17.     Palahnuk, Robert E, to CLOC v. HMQRO.

18.     Deutsch, Melvin P v. HMQRO.

19.     Augier, Gideon McGuire v. HMQRO.

20.     Mortune, Felicia v. HMQRO.

21.     Deep, Dr. Albert Ross v. HMQRO.

22.     Mastronardi, Giovanna v. HMQRO.

23.     Koumoundouros, Terry v. HMQRO.

24.     General Motors Corporation v. HMQRO.

25.     West Nile Virus v. HMQRO.

26.     Adam's Mine Rail Haul v. HMQRO.

27.     Twain, Jim Chief v. HMQRO.

28.     Aylmer Meat Packers Inc. v. HMQRO.

29.     Mosher, Donald B. v. HMQRO.

30.     Williams Andrea v. HMQRO.

31.     Office & Professional Employees International Union and Ontario Public Service Employees' Union v. HMQRO.

32.     Harrison, John Arthur v. HMQRO.

33.     Benjamin, Candice Dr. v. HMQRO.

34.     Whole World Trade Ltd. v. HMQRO.

35.     Shokri-Razghi, Sarah v. HMQRO.

36.     Sarazin, Daniel Lynden v. HMQRO.

37.     Wong, Anthony v. HMQRO.

38.     Pre-1986, Post 1990 Hepatitis C Claims — Compensation to victims of hepatitis C blood.

39.     Class action lawsuit for contamination of property located in the vicinity of the mine site in the Village of Deloro.

40.     Robyn Wynberg et al. v. HMQRO.

41.     Hamilton Kilty Hockey Club Inc. v. HMQRO.

42.     Peter Fallis v. HMQRO.

43.     Robert Fenn v. HMQRO.

44.     Hartley, Mason v. HMQRO.

45.     Rigillio v. Ontario v. HMQRO.

46.     Kam-Tim Tong and Chatterjee et al. v. HMQRO.

47.     Anderlis Leasing Enterprises et al. v. HMQRO.

48.     Northern Diamond Gaming Services Limited and Diamond Gaming Services Inc. et al v. HMQRO.

49.     First Class Casinos and Mr. Casino Inc. v. HMQRO.

50.     1191067 Ontario Inc., Silvo Di Gregorio and Tom Jones v. HMQRO.

51.     The Chippewas of Sarnia, the Chippewas of Kettle Point et al. v. HMQRO, Polysar Hydrocarbons Limited et al.

52.     Roy Michano et al., for  themselves  and on behalf of the members of the Pic Heron Bay, Pays Plat,  Rocky Bay,  Whitesand,  Pic
        Mobert, Red Rock, Sand Point and Long Lake No. 58 Bands of Indians v. HMQRO.

53.     Clifford Meness et al., for themselves and all other members of the Algonquins of Golden Lake Band of Indians v. HMQRO.

54.     Roger Southwind on behalf of the Lac Seul Indian Band v. HMQRO.

55.     Moose Factory First Nation et al. v. Spruce Falls Power and Paper Company Limited.

56.     New Post First Nation et al. v. Spruce Falls Power and Paper Company Limited.

57.     Beaver House First Nation v. HMQRO.

58.     The Chippewas of Saugeen and Nawash First Nations regarding Bruce Peninsula v. HMQRO.

59.     Missanabie Cree First Nation v. HMQRO and HMQRC.

60.     Chapleau Cree v. HMQRO.

61.     Six Nations of the Grand River Band v. HMQRO.

62.     Mishkeegogamang First Nation and seventeen others v. HMQRO.

63.     Wikwemikong Indian Band v. HMQRO.

64.     Chippewas of Sarnia Band v. HMQRO.

65.     Mississauga of Alderville,  Beausoleil,  Chippewas of Georgia Island, Mnjikaning (Rama), Curve Lake Hiawatha, and Scugog Island
        First Nation v. HMQRO.

66.     Wesley Big George on behalf of seven Lake of the Woods First Nations v. HMQRO.

67.     Big Grassy  (Mishkosiimiiniiziibing) First Nation and Ojibways of Onigaming First Nations adjacent to the Lake of the Woods and
        Winnipeg River area who are signatories to Treaty 3 v. HMQRO.

68.     Wauzhushk Onigum First Nation and Ochiichagwe'babig o'ining First Nation and Washagamis Bay First Nations v. HMQRO.

69.     Walpole Island First Nations v. HMQRO.

70.     The  Begetikong  Anishnabe  First  Nation (aka the  Ojibways of Pic River) Chief Roy  Michano,  Councillor  Duncan  Michano and
        Councillor Arthur H. Fisher v. HMQRO.

71.     Whitesand First Nation v. HMQRO.

72.     Red Rock First Nation v. HMQRO.

73.     Moose Deer Point First Nation v. HMQRO.

74.     Kinew, Tobasonakwut v. HMQRC and HMQRO.

75.     Garden River First Nation Reserve No. 14 v. HMQRO.

76.     Mushkegouk Council (Onasburgh) v. HMQRO.

77.     Kakeway, George v. HMQRO.

78.     Sinclare, Alfred v. HMQRO.

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